Exhibit 2.6

Execution Version

SHARE PURCHASE AGREEMENT

by and among

WD-GTE, LLC,

as Purchaser,

GEOPHY B.V.,

as the Company,

the PERSONS IDENTIFIED ON SCHEDULE A HERETO,

as the

Shareholders,

WALKER & DUNLOP, INC.,

(solely for purposes of Section 11.14)

as Parent

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC

as the

Securityholder Representative

Dated as of February 4, 2022

-ii-

TABLE OF CONTENTS

(continued)

-iii-

TABLE OF CONTENTS

(continued)

-iv-

TABLE OF ANNEXES

Annex ADefined Terms

TABLE OF SCHEDULES

Schedule AShareholder Table

Schedule BIncentive Compensation Award Recipients

Schedule CRestricted Persons

TABLE OF EXHIBITS

Exhibit AList of Key Employees

Exhibit BAccounting Guidelines

Exhibit CEscrow Agreement

Exhibit DEarnout Principles

Exhibit EDeed of Transfer

Exhibit FWorking Capital Example

Exhibit GPayments Administration Agreement

Exhibit HLetter Agreement

-v-

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 4, 2022, by and among WD-GTE, LLC, a Delaware limited liability company (“Purchaser”), GeoPhy B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, registered with the trade register of the Dutch Chamber of Commerce under number 59182679 (the “Company”), the Shareholders (as defined herein), Walker & Dunlop, Inc., a Maryland corporation that wholly-owns Purchaser (“Parent”) (solely for purposes of Section 11.14), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Shareholders (the “Securityholder Representative”).  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

RECITALS

WHEREAS, the Shareholders together hold of record, and as exclusive legal and beneficial owners, all of the issued and outstanding Company Shares as constituted by the number, class and series set forth opposite each Shareholder’s name on Schedule A hereto, except that STAK only holds the legal title to the Company Shares set forth opposite its name for which Company Shares it issued depositary receipts to the depositary receipts holders as the beneficial owners.

WHEREAS, upon the terms and subject to the conditions set forth herein, the Shareholders desire to sell to Purchaser, and Purchaser desires to purchase from the Shareholders, all legal and beneficial ownership and title in and to all of the issued and outstanding Company Shares for an aggregate $290,000,000, in the form of (a) $85,000,000 in cash (as adjusted herein) to be paid to the Shareholders, at the Closing, as set forth in the Consideration Spreadsheet, and (b) up to an additional $205,000,000 in cash (as adjusted herein) to be paid to the Shareholders as set forth in the Consideration Spreadsheet, subject to the terms and conditions set forth herein (the “Earnout Consideration,” and together with the Closing Consideration, the “Consideration”), in the case of (a) and (b) above, subject to the Closing and post-Closing adjustments as described herein.

WHEREAS, effective at and as of the Closing (i) each Person listed on Schedule B (each an “Incentive Compensation Award Recipient”), of the one part, and Purchaser or Parent, of the other part, shall have executed an incentive compensation award in the form mutually acceptable to Purchaser and the Company (the “Incentive Compensation Awards”), and which Incentive Compensation Awards will be effective at and as of the Closing; and (ii) each Key Employee shall have executed retention amendments or retention supplements to their employment agreements with the Company in the form mutually acceptable to Purchaser and the Company (the “Employment Agreement Amendments”), which Employment Agreement Amendments will be effective at and as of the Closing.

WHEREAS, at or prior to the Closing, Purchaser, the Securityholder Representative and the Escrow Agent will be entering into the Escrow Agreement attached hereto as Exhibit C.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Purchaser, the Securityholder Representative and the Paying Agent are entering into the Payments Administration Agreement attached hereto as Exhibit G.

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Transaction contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1Purchase and Sale of Company Shares

(a)Purchase and Sale of Company Shares.  Upon and subject to the terms and conditions of this Agreement, at the Closing, the Shareholders shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed assigned, transferred and delivered, to Purchaser free and clear of all Liens and any other rights or claims of others, all of the Company Shares, and Purchaser shall purchase and acquire such Company Shares from the Shareholders, in exchange for the Consideration to be paid by Purchaser to the Shareholders as set forth in Section 1.1(c).  As a result of such transactions, and the other transactions contemplated hereby and by the Related Agreements, at and following the Closing, Purchaser will own all of the issued and outstanding Company Shares and the Company will be a wholly-owned Subsidiary of Purchaser (such transactions being referred to herein, collectively, as the “Transaction”).

(b)Treatment of Company Options.  Upon the terms and subject to the conditions set forth in this Agreement, prior to the Closing, the Company and the Shareholders shall effect or cause to be effected transactions described in this Section 1.1(b) as follows: (i) each Company Option that is then outstanding and vested, after giving effect to any accelerated vesting in connection with the Closing pursuant to the terms of the Company Option (each, a “Vested Company Option”), and of which the relevant Optionholders have indicated to either exercise or cash-settle its Vested Company Options, shall be so exercised at the Closing or cash-settled after Closing; (ii) the management board of the Company shall have resolved to issue certain Company Shares (equal to the number Vested Company Options that have been exercised) to STAK; (iii) the Optionholders that have indicated to exercise their Vested Company Options shall transfer the full exercise price in cash plus any required Tax withholding amounts, if applicable, to the Company, (iv) STAK and the Company shall sign notarial powers of attorney in respect of the notarial deed of issue of Company Shares; (v) the Notary shall issue the aforementioned Company Shares to STAK by executing a deed of issue of Company Shares; and (vi) for each Company Share issued to it, STAK shall issue a depositary receipt for Company Shares (each, a “Company DR”) to the relevant Optionholders (such Optionholder becoming a “Depositary Receipt Holder”).  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, STAK shall sell, convey, assign, transfer and deliver to Purchaser the legal and beneficial title to all the Company Shares it owns, including the Company Shares issued to it in accordance with clause (v) of this Section 1.1(b), in exchange for the Consideration to be paid by Purchaser to STAK or the Optionholders, as the case may be, pursuant to Section 1.1(c); provided that in the event any Optionholder consents to a cash settlement of its Vested Company Options, such Vested Company Options shall be settled in cash and clauses (ii) – (vi) of this Section 1.1(b) shall not apply in respect of those Vested Company Options.  Subject to Section 1.1(c), STAK is obligated to pay, by wire transfer of immediately available funds, to each Depositary Receipt Holder the portion of the Closing Shareholder Proceeds and the Additional Consideration that corresponds with such Depositary Receipt Holder’s Company DRs (after deduction by the Company of any required Tax withholding amounts, if applicable) as promptly as practicable after receipt by STAK of the relevant amounts.  In their exercise notice, each Depositary Receipt Holder shall acknowledge and confirm that the Company DRs acquired by it pursuant to clause (vi) of this Section 1.1(b) will be cancelled at Closing.  Each Vested Company Option that is not duly exercised shall be cancelled at the Closing without any payment or other consideration.

(c)Consideration.

(i)Payment of Closing Consideration to the Shareholders.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall deliver to the Paying Agent (for the benefit of the Shareholders), by wire transfer of immediately available funds to an account designated in writing by the Paying Agent to Purchaser in accordance with the Payments Administration Agreement, an amount of cash equal to the Closing Shareholder Proceeds to be paid to the Shareholders (which payment shall have been subject to applicable Tax withholding, including any income or employment Tax withholding required under the Code, as more fully provided herein and in the Payments Administration Agreement), as shall be indicated next to such Shareholder’s name on the Consideration Spreadsheet.

(ii)Payment of Post-Closing Additional Consideration.  Following the Closing, each Shareholder shall have the right to receive Additional Consideration in accordance with the terms set forth in Sections 1.1(e) (Securityholder Representative Fund Deposit), 1.6 (Working Capital Adjustment), 1.7 (Earnout Consideration), and/or 9.4(g) (Payment of Indemnification Claims from Escrow Fund; Distribution of the Escrow Fund), as applicable, in accordance with such Shareholder’s Pro Rata Portion and as indicated next to such Shareholder’s name on the Consideration Spreadsheet.

(iii)Payment to Optionholders.  The Parties acknowledge that the Company intends to agree on the Wage Tax Agreement with the Dutch tax authorities and the Dutch Optionholders. The Parties agree that for any payments to be made to Optionholders, the following shall apply:

(1)Exercised Vested Company Options.  With respect to each Optionholder who has elected to exercise its Vested Company Options, the following shall apply:

a)in the event the Wage Tax Agreement is agreed upon and entered into between all relevant parties ultimately within 90 days after the Closing, any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid by Purchaser to a Dutch Optionholder  will (without the withholding of any required Tax withholding amounts) be contributed by Purchaser to the Company who shall (after deduction by the Company of any required Tax withholding amounts in accordance with the terms of the Wage Tax Agreement, if applicable) on-pay the relevant amount to the Dutch Optionholder on behalf of STAK on the same terms;

b)in the event the Wage Tax Agreement is not agreed upon and entered into between all relevant parties ultimately within 90 days after the Closing, then, after the lapse of the 90-day period, any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid by Purchaser to a Dutch Optionholder will (without the withholding of any required Tax withholding amounts) be contributed by Purchaser to the Company and the Company shall on-pay the relevant amount to the Dutch Optionholder on behalf of STAK (after deduction by the Company of any required Tax withholding amounts, at its discretion, for the avoidance of doubt including any withholding Tax amounts in relation to the taxable base (including, if applicable, any future payments to the extent such future payments are taken into account for the valuation) over the estimated value of the Vested Company Options (minus the strike price)  and the relevant parties will enter into discussions with the Dutch tax authorities on such valuation of the Vested Company Options in accordance with Section 6.11(g); and

c)any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid by Purchaser to any Optionholder being a former or current employee of the Company or its Subsidiaries other than the Dutch Optionholders will (without the withholding of any required Tax withholding amounts) be paid by Purchaser to the Paying Agent who will deliver the relevant amount to the Company, and ultimately within 90 days after the Closing the Company shall on-pay the relevant amount (after deduction by the Company at its discretion of any required Tax withholding amounts) to the relevant Optionholder on behalf of STAK.

(2)Cash-Settled Vested Company Options.  With respect to each Optionholder who has elected to cash-settle their Vested Company Options, the following shall apply:

a)in the event the Wage Tax Agreement is agreed upon and entered into between all relevant parties ultimately within 90 days after the Closing, any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid or settled by Purchaser to a Dutch Optionholder will (without the withholding of any required Tax withholding amounts) be contributed by Purchaser to the Company who shall (after deduction by the Company of any required Tax withholding amounts in accordance with the terms of the Wage Tax Agreement, if applicable) on-pay the relevant amount to the Dutch Optionholder on behalf of STAK on the same terms;

b)in the event the Wage Tax Agreement is not agreed upon and entered into between all relevant parties ultimately within 90 days after the Closing, then, after the lapse of the 90-day period, any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid by Purchaser to a Dutch Optionholder will (without the withholding of any required Tax withholding amounts) be contributed by Purchaser to the Company and the Company shall on-pay the relevant amount to the Dutch Optionholder on behalf of STAK (after deduction by the Company of any required Tax withholding amounts, at its discretion, for the avoidance of doubt including any withholding Tax amounts in relation to exercising the Options by the relevant Dutch Optionholder taking into account the estimated fair market value of the Options (and therefore the future payments) as the relevant taxable base) and the relevant parties will enter into discussions with the Dutch tax authorities on the valuation of the Vested Company Options (including, for the avoidance of doubt and as the case may be, any entitlement to cash payments) in accordance with Section 6.11(g); and

c)any portion of the Closing Shareholder Proceeds or the Additional Consideration to be paid by Purchaser to any Optionholder being a former or current employee of the Company or its Subsidiaries other than the Dutch Optionholders (without the withholding of any required Tax withholding amounts) will be paid by Purchaser to the Paying Agent who will deliver the relevant amount to the Company, and ultimately within 90 days after the Closing the Company shall on-pay the relevant amount (after deduction by the Company at its discretion of any required Tax withholding amounts) to the relevant Optionholder on behalf of STAK.

(3)Payment to Paying Agent.  It is acknowledged and agreed that if any payment is required to be made by the Company under clauses (ii) or (iii) of this Section 1.1(c) to an Optionholder pursuant to his/her services as a consultant, or independent contractor of the Company or its Subsidiaries at any relevant time, then such payment will be made by Purchaser (without the withholding of any required Tax withholding amounts) to the Paying Agent for delivery (after deduction of any required Tax withholding amounts, as indicated by the Company to the Paying Agent at its discretion) to such Optionholder on behalf of STAK, and all such payments so made by the Paying Agent shall be deemed to be payments in full satisfaction of the Company’s obligations to such Optionholder with respect to such payments.

(4)It is acknowledged and agreed that with respect to any payments made to an Optionholder pursuant to this Agreement, such payments will be made to the Optionholders in accordance with the provisions of this Section 1.1(c).

(d)Escrow Deposit.  By virtue of this Agreement and as partial security for the indemnity obligations provided in Article IX, Purchaser shall withhold, in constituting the Closing Consideration payable pursuant to Section 1.1(c), the Escrow Amount and shall, by wire transfer of immediately available funds in accordance with the Escrow Agreement, deposit (or cause to be deposited) such withheld amount with the Escrow Agent on the Closing Date, and the aggregate amount otherwise payable at Closing to each Shareholder shall be correspondingly reduced by the portion of the Escrow Amount indicated next to such Shareholder’s name on the Consideration Spreadsheet.  The cash to be delivered to the Escrow Agent pursuant to this Section 1.1(d) is referred to herein as the “Escrowed Cash” and the Escrowed Cash, and all interest (if any) and other amounts (if any) earned on the Escrowed Cash are referred to herein as the “Escrow Fund.”  The right of the Shareholders to receive cash from the Escrow Fund shall be subject to the terms of (and shall be reduced as provided in) this Agreement.  Distributions of any cash from the Escrow Fund shall be governed by the terms of the Escrow Agreement and Article IX.

(e)Securityholder Representative Fund Deposit.  Purchaser shall withhold, in constituting the Closing Consideration payable pursuant to Section 1.1(c), the Securityholder Representative Fund Amount and shall, by wire transfer of immediately available funds to an account designated in writing by the Securityholder Representative to Purchaser no later than three (3) Business Days prior to the Closing Date, deposit (or cause to be deposited) such withheld amount to an account as directed by the Securityholder Representative on the Closing Date, which shall be held by the Securityholder Representative in a segregated account and shall be available to the Securityholder Representative solely to pay any reasonable and documented fees, costs or other expenses it may incur in performing its duties or exercising its rights under this Agreement or the Related Agreements and the aggregate amount otherwise payable to each Shareholder at Closing shall be correspondingly reduced by the portion of the Securityholder Representative Fund Amount indicated next to such Shareholder’s name on the Consideration Spreadsheet.  The cash to be delivered to the Securityholder Representative pursuant to this Section 1.1(e) is referred to herein as the “Securityholder Representative Fund.”  The right of the Shareholders to receive cash from the Securityholder Representative Fund shall be subject to the terms of (and shall be reduced as provided in) this Agreement.  The Shareholders will not receive any interest or earnings on the Securityholder Representative Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings.  The Securityholder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy.  As soon as practicable following the completion of the Securityholder Representative’s responsibilities, the Securityholder Representative will deliver any remaining balance of the Securityholder Representative Fund to the Paying Agent for further distribution to each Shareholder in accordance with such Shareholder’s Pro Rata Portion and as indicated next to such Shareholder’s name on the Consideration Spreadsheet.  For Tax purposes, the Securityholder Representative Fund will be treated as having been received and voluntarily set aside by the Shareholders at the time of the Closing.

(f)Consent to Consideration Spreadsheet and No Partial Purchase.  Each Shareholder hereby consents to the payment of the portion of the Consideration for distribution in the manner provided for in this Agreement and as reflected on the Consideration Spreadsheet.  Notwithstanding anything in this Agreement to the contrary, Purchaser shall not be required to consummate the Closing if any of the Company Shares are unable to be sold, assigned, conveyed, transferred and delivered to Purchaser at the Closing in the manner set forth in this Section 1.1.

1.2The Closing.  The closing of the Transaction pursuant to this Agreement (the “Closing”) shall occur as promptly as practicable, but not later than the third (3rd) Business Day following the satisfaction or waiver (if permissible hereunder) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions), at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304-1050, by telephone and/or exchange of electronic documents (except that the execution and delivery of the Deed of Transfer in accordance with Section 8.3 shall, to the extent required by applicable Legal Requirement, take place in the office of the Notary in the Netherlands).  The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.3Withholding Taxes And Other Tax Matters.

(a)The Company, Purchaser, Paying Agent, and the Escrow Agent shall be entitled to deduct and withhold (or cause, or otherwise arrange, to be deducted and withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any Legal Requirements or applicable Orders.  To the extent such amounts are so deducted or withheld, such amounts shall be paid over to the applicable Governmental Entity and shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b)Notwithstanding anything herein to the contrary, all payments or distributions in respect of Company Options held by employees of the Company shall be paid by the Company to the Optionholders thereof in accordance with Section 1.1(b), net of any required withholding Taxes.

(c)Purchaser and the Shareholders agree to treat 100% of the Consideration (including, other than with respect to imputed interest, amounts released form the Escrow Fund) as consideration for the Company Shares for U.S. federal and state income and Dutch Tax purposes and agree that none of the Consideration will be allocated for U.S. federal and state income Tax purposes to the restrictive covenants in Section 6.16, and Purchaser and the Shareholders agree to file all Tax Returns on a basis consistent with the treatment in this sentence.  The parties hereto agree that Purchaser shall be the owner of the Escrow Fund for Tax purposes, and that all interest on or other taxable income, if any, earned from the investment of the Escrowed Cash pursuant to this Agreement shall be treated for Tax purposes as earned by Purchaser.

1.4Deliveries of the Company and Shareholders.  At the Closing, the Company and the Shareholders shall deliver to Purchaser all of the documents contemplated to be delivered to Purchaser pursuant the terms of this Agreement at or prior to the Closing (including pursuant to the terms of Article VIII).

1.5Closing Financial Statement.  No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to he prepared and delivered, to Purchaser a good faith estimate of the unaudited balance sheet of the Company, as of as of 12:01 a.m. (PT) on the Closing Date, which shall be prepared in accordance with the Accounting Guidelines (the “Closing Date Balance Sheet”), and, based on the Closing Date Balance Sheet, a statement setting forth the Company’s reasonable, good faith estimates of (i) the Closing Cash, (ii) the Closing Indebtedness (if any), (iii) the Third Party Expenses that are unpaid as of the Closing, and (iv) the Estimated Working Capital, prepared in accordance with the Working Capital Example attached hereto as Exhibit F (together, the “Closing Financial Statement”), which shall be prepared in accordance with the Accounting Guidelines.

1.6Working Capital Adjustment.

(a)Within ninety (90) days after the Closing Date, Purchaser shall cause to be prepared and delivered to the Securityholder Representative a working capital statement (the “Working Capital Statement”), setting forth Purchaser’s good faith calculation of the Working Capital (the “Closing Working Capital”).  The Working Capital Statement shall be prepared in accordance with the Accounting Guidelines and in a manner consistent with the Closing Financial Statement.

(b)Within thirty (30) days following receipt by the Securityholder Representative of the Working Capital Statement, the Securityholder Representative shall deliver written notice to Purchaser of any dispute it has with respect to the preparation or content of the Working Capital Statement.  If the Securityholder Representative does not notify Purchaser of a dispute with respect to the Working Capital Statement within such 30-day period, the Working Capital Statement shall be final, conclusive and binding on the parties for purposes of this Section 1.6 with respect to the calculation of the Closing Working Capital.  In the event of such notification of a dispute, Purchaser and the Securityholder Representative shall negotiate diligently and in good faith to resolve such dispute.  If Purchaser and the Securityholder Representative, notwithstanding such good faith effort, fail to resolve such dispute within 30 days after the Securityholder Representative gives notice to Purchaser of its objections, then Purchaser and the Securityholder Representative jointly shall engage PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP is unable to serve, a nationally recognized, independent accounting firm upon which Purchaser and the Securityholder Representative shall reasonably agree (the “Accounting Firm”) to resolve such dispute.  The Accounting Firm shall act as an expert and not an arbitrator.  The Accounting Firm shall make all calculations in accordance with the Accounting Guidelines, shall determine only those items remaining in dispute between Purchaser and the Securityholder Representative, and shall not be permitted or authorized to assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  Each of Purchaser and the Securityholder Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items, and (iii) subject to customary confidentiality agreements with the Accounting Firm, provide the Accounting Firm with access to their respective books, records, personnel and Representatives and such other information within such party’s possession as the Accounting Firm may require in order to render its determination.  The Accounting Firm shall be instructed to deliver to Purchaser and the Securityholder Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Purchaser and the Securityholder Representative) of the disputed items within thirty (30) calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal for purposes of this Section 1.6 with respect to the calculation of the Closing Working Capital.  The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser, on the one hand, and the Securityholder Representative (on behalf of the Shareholders), on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm.  For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Purchaser’s position, 40% of the costs of its review would be borne by Purchaser and 60% of the costs would be borne by the Shareholders.

(c)For purposes of complying with the terms set forth in this Section 1.6, each party shall reasonably cooperate with and make available to the other party and its Representatives such information, records, data and working papers within such party’s possession of such party and its Affiliates (including the Company) and shall permit reasonable access to their respective facilities, systems and personnel during regular business hours, as may be reasonably required in connection with the preparation and analysis of the Working Capital Statement and the resolution of any disputes under the Working Capital Statement.

(d)For purposes of this Agreement, adjustments to the Closing Consideration (which may be positive or negative) shall be determined in accordance with the process specified in this Section 1.6(d).  If the Estimated Closing Working Capital exceeds the Closing Working Capital (as finally determined pursuant to Section 1.6(b)), such excess amount shall be a negative adjustment to the Closing Consideration (a “Negative Adjustment”).  If the Closing Working Capital (as finally determined pursuant to Section 1.6(b)) exceeds the Estimated Closing Working Capital, such excess amount shall be a positive adjustment to the Closing Consideration (a “Positive Adjustment”).

(e)If, pursuant to Section 1.6(d), there will be a Negative Adjustment, then the Closing Consideration will be adjusted downward by the amount of such Negative Adjustment, and Purchaser shall offset and reduce its remaining obligations to each Shareholder and Optionholder to pay the Earnout

Consideration by an amount equal to the absolute value of such Shareholder’s and Optionholder’s Pro Rata Portion of such Negative Adjustment.  If, pursuant to Section 1.6(d), there will be a Positive Adjustment, then the Closing Consideration will be adjusted upward by the amount of such Positive Adjustment, and Purchaser shall promptly (and no later than five (5) Business Days after the Closing Working Capital is finally determined pursuant to Section 1.6(b)) pay to the Paying Agent for the benefit of each Shareholder and Optionholder, as applicable, by wire transfer of immediately available funds, an amount in cash equal to such Shareholder’s and Optionholder’s Pro Rata Portion of such Positive Adjustment.

1.7Earnout.

(a)Earnout Payments.  As Additional Consideration, at such times as provided in Section 1.7(b), Purchaser shall pay (or shall cause to be paid) in cash to the Shareholders and Optionholders (by remittance to the Paying Agent for the benefit of the Shareholders and Optionholders, as applicable, by wire transfer of immediately available funds) the amounts, if any (each, an “Earnout Payment”), based on the Company Business’s annual achievement of financial results and operational performance triggers, as such results and triggers are more particularly described on, calculated in accordance with, and pursuant to the procedures, criteria and principles stipulated by, Exhibit D hereto (the “Earnout Principles”).  As provided in the Earnout Principles, in no event shall the aggregate of all Earnout Payments exceed $205,000,000 (the “Maximum Earnout Consideration”).

(b)Determination of Earnout Payments.

(i)No later than ninety (90) days after the last day of the applicable Earnout Period, Purchaser shall prepare and deliver to the Securityholder Representative a written statement setting forth in reasonable detail Purchaser’s determination of the Earnout Payment (if any) for such applicable Earnout Period and Purchaser’s calculation of the applicable Earnout Payment and each Shareholder’s and Optionholder’s Pro Rata Portion of such Earnout Payment for such Earnout Period (the “Earnout Calculation Statement”).

(ii)If the Securityholder Representative disputes Purchaser’s determinations or calculations in an Earnout Calculation Statement, the Securityholder Representative shall notify Purchaser in writing within thirty (30) days following the receipt of such Earnout Calculation Statement of such dispute (such date, with respect to such Earnout Calculation Statement, the “Earnout Dispute Deadline” and such notice, the “Earnout Dispute Notice”), which Earnout Dispute Notice shall provide a reasonably detailed description of such dispute, including the Securityholder Representative’s calculation of the applicable Earnout Payment and each Shareholder’s and Optionholder’s Pro Rata Portion of such Earnout Payment.  If the Securityholder Representative does not deliver an Earnout Dispute Notice on or before the Earnout Dispute Deadline with respect to such Earnout Calculation Statement, then Purchaser’s calculation of the Earnout Payment and each Shareholder’s and Optionholder’s Pro Rata Portion of such Earnout Payment in the applicable Earnout Calculation Statement shall be deemed conclusive, final and binding on the parties hereto and none of the Shareholders, Optionholders or the Securityholder Representative will be permitted to dispute such determination.

(iii)If the Securityholder Representative timely delivers an Earnout Dispute Notice with respect to such Earnout Calculation Statement to Purchaser, Purchaser and the Securityholder Representative shall negotiate diligently and in good faith to resolve such dispute.  If Purchaser and the Securityholder Representative are, notwithstanding such good faith effort, unable to mutually agree on the applicable Earnout Payment and each Shareholder’s and Optionholder’s Pro Rata Portion of such Earnout Payment within 30 days following receipt by Purchaser of the Earnout Dispute Notice, then the determination of the Earnout Payment will be settled pursuant to the dispute resolution process set forth in Section 1.7(c).

(c)Resolution of Dispute.  If Purchaser and the Securityholder Representative are unable to reach agreement as described in Section 1.7(b)(iii), then all unresolved disputed items shall be promptly referred to the Accounting Firm.  The Accounting Firm shall be directed to render a written report on the unresolved disputed items with respect to the applicable Earnout Calculation Statement as promptly as practicable, but in no event greater than 30 days after such submission to the Accounting Firm, and to resolve only those unresolved disputed items set forth in the Earnout Dispute Notice.  If unresolved disputed items are submitted to the Accounting Firm, Purchaser and the Securityholder Representative shall each furnish to the Accounting Firm such work papers, schedules and other documents and information relating to the unresolved disputed items as the Accounting Firm may reasonably request.  The Accounting Firm shall resolve the disputed items solely in accordance with the Earnout Principles and based on the applicable definitions and other terms in this Agreement and the presentations by Purchaser and the Securityholder Representative, and not by independent review.  The resolution of the dispute and the calculation of each disputed item that is the subject of the applicable Earnout Dispute Notice by the Accounting Firm shall be final and binding on the parties hereto.  The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser, on the one hand, and the Securityholder Representative (on behalf of the Shareholders), on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm.  For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Purchaser’s position, 40% of the costs of its review would be borne by Purchaser and 60% of the costs would be borne by the Shareholders. For purposes of complying with the terms set forth in this Section 1.7, each party shall reasonably cooperate with and make available to the other party and its Representatives such information, records, data and working papers within such party’s possession of such party and its Affiliates (including the Company) and shall permit reasonable access to their respective facilities, systems and personnel during regular business hours, as may be reasonably required in connection with the preparation and analysis of the Earnout Calculation Statement and the resolution of any disputes under the Earnout Calculation Statement.

(d)Distribution of Earnout Payments.

(i)Following the final determination of each Earnout Payment pursuant to this Section 1.7 subject to the other terms and conditions of this Agreement, Purchaser shall, within ten (10) days of such final determination (the “Earnout Payment Deadline”), deliver to  the Paying Agent, by wire transfer of immediately available funds, for the benefit of each Shareholder and Optionholder, as applicable, and without interest, such Shareholder’s and Optionholder’s Pro Rata Portion of such Earnout Payment.  In the event an Earnout Payment becomes payable under this Agreement each Shareholder shall promptly provide any information reasonably requested by the Securityholder Representative and/or the Paying Agent in order to effect the payments hereunder to the Shareholders.

(ii)The right of any Shareholder or Optionholder to receive any Earnout Payment: (A) shall not be evidenced by a certificate or other instrument; (B) shall not be assignable or otherwise transferable by such Shareholder or Optionholder except that the following shall be specifically permitted: assignments or other transfers that occur upon interspousal disposition pursuant to a domestic relations proceeding or the death of such Shareholder or Optionholder pursuant to the terms of any trust or will of such Shareholder or Optionholder by the Legal Requirements of intestate succession, if such transfer cannot be avoided under applicable Legal Requirements or, with respect to a Shareholder that is an investment fund (including a venture capital fund, private equity fund, or other investment fund), upon a transfer by such Shareholder to any of its Affiliates, members, partners or other equity holders; (C) shall not accrue or pay interest on any portion thereof; and (D) does not represent any right other than the right to receive the consideration set forth in this Section 1.7.  Any attempted transfer of the right to the Earnout Payments by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(e)Right of Setoff.  Notwithstanding anything set forth in this Agreement to the contrary, the Shareholders’ rights to receive their respective portion of the Earnout Payments (if any) shall be subject to Purchaser’s and Optionholder’s right to withhold and set off against any amount otherwise due to be paid pursuant to this Section 1.7 the amount of (i) any Negative Adjustment owed to it pursuant to Section 1.6(e) and (ii) any Losses to which any Purchaser Indemnified Party may be entitled under Article IX of this Agreement.

(f)Acceleration of Earnout.  Notwithstanding anything contained in this Agreement to the contrary (but subject to the last sentence of Section 1.7(g)), in the event of a (A) Change in Control Trigger, or (B) Termination of the Business during any Earnout Period, or (C) a material breach of Purchaser’s obligations in this Section 1.7 (provided, that, if the Securityholder Representative delivers an Earnout Dispute Notice pursuant to Section 1.7(b)(ii) and Purchaser complies with the dispute resolution process as provided in Section 1.7(b)(iii) and Section 1.7(c), such dispute shall not be deemed to be a material breach of Purchaser’s obligation under this Section 1.7, provided, further, that, if Purchaser fails to deliver an Earnout Payment to the Shareholders and Optionholders pursuant to Section 1.7(d)(i) by the applicable Earnout Payment Deadline, but Purchaser delivers such Earnout Payment to the Shareholders and Optionholders pursuant to Section 1.7(d)(i) within 30 days of the applicable Earnout Payment Deadline, such failure to deliver such Earnout Payment by the applicable Earnout Payment Deadline shall not be deemed to be a material breach of Purchaser’s obligation under this Section 1.7), the Shareholders and Optionholders shall be entitled to the payment of an amount equal to the Maximum Earnout Consideration minus any Earnout Payments paid as of such time as the occurrence of any such event, and such Maximum Earnout Payment (net of any Earnout Payments so paid) shall become immediately due and payable and Purchaser shall promptly pay (no later than ten (10) days after such Change in Control or Termination of the Business) to the Paying Agent (for the benefit of the Shareholders and Optionholders, as applicable), by wire transfer of immediately available funds and without interest, such Shareholder’s and Optionholder’s Pro Rata Portion of such Maximum Earnout Payment (net of any Earnout Payments so paid), except to the extent as otherwise may be agreed to in writing by Purchaser and the Securityholder Representative.

(g)Post-closing Operation of the Company Business.  Subject to the terms of this Agreement, subsequent to the Closing, Purchaser shall have sole discretion with regard to all matters relating to the operation of the Company Business; provided, that, during the Earnout Periods (i) the Company shall, and Purchaser shall cause the Company to (A) conduct the affairs of the Company Business, Apprise and WDE in a manner that is in good faith, (B) carry on the Company Business, Apprise and WDE in a commercially reasonable manner, (C) fund the operating costs of the Company Business, including Apprise and WDE, at levels and in amounts that (1) would not reasonably be likely to interfere with the achievement of the Earnout Payments and (2) are materially in line with the Company’s historical operating costs, taking into account the Company’s historical levels of research and development, staffing, marketing, working capital and capital expenditures (as more particularly described in section VI of the Earnout Principles), and, for the period beginning on the Closing Date and ending at the end of the third Earnout Period (ending December 31, 2024), such funding shall not be less than $10,000,000 per fiscal year, (D) maintain separate accounting books and records for the Company Business, Apprise and WDE, as necessary to accurately reflect the financial results and operational performance triggers set forth in the Earnout Principles; and (ii) neither Purchaser nor the Company shall, and neither shall cause the Company to, directly or indirectly, take any affirmative action, or neglect to take any action, that would have the primary purpose of avoiding or reducing any Earnout Payment hereunder.  Notwithstanding anything to the contrary in this Agreement (including the proviso in the immediately preceding sentence), if at the end of the second Earnout Period (ending December 31, 2023) the aggregate combined Revenues and MBGs of Apprise and WDE, respectively, since the beginning of the first Earnout Period have not totaled at least $91 million, then (I) the obligations of Purchaser and the Company in Section 1.7(g)(i)(C) shall all terminate permanently, and (II) Purchaser may, in its sole discretion, terminate WDE and/or Apprise and/or make a Fundamental Change with respect to WDE and/or Apprise; provided that, in the case of this clause (II), the Shareholders and Optionholders will be entitled to receive, and Purchaser shall promptly pay to the Shareholders and Optionholders (by remittance to the Paying Agent for the benefit of the Shareholders and to the Paying Agent or the Company for the benefit of the Optionholders, as applicable, by wire transfer of immediately available funds), a cash amount equal to 35% of an amount equal to the Maximum Earnout Consideration in respect of WDE and/or Apprise, as applicable, minus any Earnout Payments paid as of such time in respect of WDE and/or Apprise, as applicable.  In the event Purchaser or its Affiliates divert any suppliers, partners, resellers, distributors, licensees or other customers away from Apprise or WDE, any such Revenues or MBGs associated with such suppliers, partners, resellers, distributors, licensees or other customers related to products and services offered by Purchaser or its Affiliates that are competitive with the products and services offered by Apprise or WDE shall be considered Revenues or MBGs for the relevant Earnout Period.

(h)Certain Definitions.  For purposes of this Section 1.7:

(i)“Change in Control” means the occurrence after the Closing Date of any of the following events: (i) any Person or group of Persons (other than wholly owned direct or indirect Subsidiaries of Parent) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934), directly or indirectly, of securities of Purchaser or the Company representing 50% or more of the total voting power represented by Purchaser’s or the Company’s then outstanding voting securities; (ii) any Person or group of Persons (other than wholly owned direct or indirect Subsidiaries of Parent) acquires, directly or indirectly, more than 50% of the total voting power of Purchaser or the Company; (iii) the consummation by Purchaser or the Company of a merger or consolidation of such constituent entity with any other Person or group of Persons, other than a merger or consolidation that would result in the holders of the voting securities of such constituent entity outstanding immediately prior thereto continuing to hold (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, more than fifty percent (50%) of the total voting power represented by the voting securities of such constituent entity or such surviving entity outstanding immediately after such merger or consolidation; (iv) the consummation of the sale or disposition by the Company, Purchaser or Walker & Dunlop, LLC, as the case may be, of all or substantially all of such entity’s assets or such entity’s assets related to Apprise or WDE, respectively, to a Person or group of Persons (other than Parent or any wholly-owned Subsidiaries of Parent), or (v) the assignment by the Company, Purchaser or Walker & Dunlop, LLC, as the case may be, of all or substantially all of the rights to the Contracts or Revenue of Apprise and/or Contracts or Gross Fee Income of WDE, respectively, or otherwise included in the Earnout Principles to any Person or group of Persons (other than such an assignment to Parent or any wholly-owned direct or indirect Subsidiaries of Parent).  A “Change in Control Trigger” shall occur if (A) if any Contract or other arrangement that contemplates a Change in Control with respect to Purchaser and/or the Company and does not require, as a condition to the consummation thereof, that the relevant Person or group of Persons (as referenced in the preceding sentence of this Section 1.7(h)(i)) shall unconditionally and irrevocably assume in all material respects Purchaser’s and/or the Company’s, as applicable, obligations that are set forth in this Section 1.7; or (B) such relevant Person or group of Persons shall otherwise fail to so unconditionally and irrevocably assume in all material respects Purchaser’s and/or the Company’s, as applicable, obligations that are set forth in this Section 1.7.

(ii)“Fundamental Change” means the occurrence during any Earnout Period of a more than material change to the business of the WDE division or the Apprise division of the Company Business, and which thereby renders the Company Business of such division substantially inconsistent with the nature and type of business and operations that could reasonably be expected to encompass or form part of the Business.  Notwithstanding the foregoing, the occurrence of any changes or terminations in any joint-ventures or other partnerships relating to SBL originations entered into before or after the Closing Date shall not constitute a Fundamental Change.

(iii)“Termination of the Business” means the occurrence after the Closing Date of any of the following events: (A) the termination of either Apprise and/or WDE, or (B) the winding-down or liquidating of the Company, Apprise or WDE, or (C) any Fundamental Changes to Apprise or WDE.

(iv)“Apprise” has the meaning set forth in the Earnout Principles.

(v)“WDE” has the meaning set forth in the Earnout Principles.

1.8Paying Agent.

(a)Prior to the Closing, Purchaser shall (at its sole cost and expense) designate Acquiom Financial LLC, a Colorado limited liability company, in its capacity as payment administrator in connection with the contemplated transactions (the “Paying Agent”).  At or prior to the Closing, Purchaser shall provide to, and shall deposit in trust with, the Paying Agent, an amount in cash equal to the Closing Consideration.  Until used for that purpose, the funds shall be held by the Paying Agent in a non-interest bearing, Federal Deposit Insurance Corporation-insured deposit account, in accordance with a Payments Administration Agreement among Purchaser, the Securityholder Representative (in its capacity as representative of the Shareholders), and the Paying Agent, substantially in the form attached hereto as Exhibit G (the “Payments Administration Agreement”).  Payment of the fees of the Paying Agent shall be the responsibility of Purchaser, and such fees shall be promptly paid when due by Purchaser.

(b)The Securityholder Representative and each of the Shareholders acknowledge and agree that notwithstanding anything contained in this Agreement to the contrary:  (i) any payment by or on behalf of Purchaser pursuant to this Agreement to the Paying Agent shall each be deemed to be paid to the Paying Agent on behalf of and for the benefit of Shareholders and Optionholders and not on behalf of or for the benefit of the Paying Agent; (ii) each of such payments shall (A) be received by the Paying Agent on behalf of and for the benefit of the Shareholders and Optionholders, in accordance with each Shareholder’s and Optionholder’s Pro Rata Portion of such payment, (B) be accepted by the Paying Agent on behalf of and for the benefit of Shareholders, in accordance with each Shareholder’s and Optionholder’s Pro Rata Portion of such payment, and (C) be delivered to or the benefit of the Shareholders, in accordance with each Shareholder’s and Optionholder’s Pro Rata Portion of such payment; (iii) neither Purchaser nor Parent nor their respective Affiliates (nor the Company after the Closing) shall be liable to any Shareholder for any failure by the Paying Agent to deliver any such payments to any Shareholder or any loss or impairment of such payments after such payment by or on behalf of Purchaser to the Paying Agent, and no Shareholder shall (and Paying Agent shall not) make any claims or otherwise seek any recourse or remedies against Purchaser, Parent, or their respective Affiliates (nor against the Company after the Closing) for such payments; and (iv) all such payments by or on behalf of Purchaser to the Paying Agent shall be deemed to be payments in full satisfaction of Purchaser’s relevant obligations hereunder with respect to such payments.

ARTICLE II

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Subject to any exceptions that are expressly and specifically set forth in the disclosure schedule delivered by the Company to Purchaser concurrently with the execution and delivery of this Agreement, dated as of the date hereof (the “Disclosure Schedule”), the Company hereby represents and warrants to Purchaser, as of the date hereof, as follows:

2.1Organization.  The Company is a private limited company with limited liability duly organized and validly existing under the laws of the Netherlands and has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted and as currently contemplated to be conducted.  The Company is duly qualified or licensed to do business as a (foreign or otherwise) corporation, in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to the Company’s business as currently conducted, except where failure to obtain such qualification or license would not reasonably be expected to have a material adverse effect on the Company.  The Company has Made Available true, correct, complete and up-to-date copies of its Charter Documents, each in full force and effect on the date hereof.  The general meeting of shareholders of the Company has not approved or proposed any amendment to any of the current Charter Documents of the Company.  Section 2.1(a) of the Disclosure Schedule lists each jurisdiction where the Company has qualified to do business as a (foreign or otherwise) corporation.  Other than as set forth on Section 2.1(b) of the Disclosure Schedule, the Company has never conducted operations under any other name.  The Company is duly registered in the trade register of the Chamber of Commerce in the Netherlands, and the information registered (including the information set out in the extracts from the trade register) is accurate and complete.

2.2Authority and Enforceability.  The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to perform its obligations hereunder and thereunder and otherwise necessary for the consummation of the Transaction contemplated hereby and thereby.  The execution, delivery and performance by the Company of this Agreement and the Related Agreements and the consummation of the Transaction contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company.  No other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Related Agreements or to consummate Transaction contemplated hereby thereby. This Agreement has been, and the Related Agreements have been (or will have been at Closing), duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to (a) Legal Requirements relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.  The Company is not involved in or subject to any Insolvency Proceedings, no decision has been taken to dissolve or liquidate the Company, and no Order or request is pending or threatened in respect of any such dissolution or liquidation.

2.3Governmental Approvals and Consents.  Except for the requirements of the HSR Act or as set forth on Schedule 2.3 of the Disclosure Schedule, no consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any Shareholder in connection with the execution and delivery of this Agreement, or the execution and delivery of any Related Agreement to which the Company or any Shareholder is a party, or the consummation of the Transaction contemplated hereby or thereby except for (i) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required solely by reason of Purchaser’s participation in the Transaction or any facts or circumstances relating to Purchaser or any of its Affiliates and (ii) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect the Company and its Subsidiaries, taken as a whole.

2.4No Conflicts.  Except as set forth on Section 2.4 of the Disclosure Schedule, the execution and delivery of this Agreement, the Related Agreements and each certificate and other instrument required to be executed and delivered pursuant hereto, the compliance with the provisions of this Agreement and each certificate or other instrument required to be executed and delivered by the Company pursuant hereto, the consummation of the transactions contemplated hereby and thereby, in each case, will not (a) conflict with or violate the Charter Documents of the Company or any of its Subsidiaries, (b) (i) conflict with, (ii) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, (iii) result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, (iv) require any notice, consent or waiver under, or (v) result in the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Material Contract, (c) result in the creation or imposition of any Security Interest upon any assets of the Company, or (d) violate in any material respect any Legal Requirements applicable to the Company or any of its properties or assets, except, in each case of clauses (a) – (d), for such conflicts that would not have a Company Material Adverse Effect.

2.5Subsidiaries and WD GeoPhy.

(a)Section 2.5(a) of the Disclosure Schedule sets forth each Subsidiary of the Company, its name and place of organization, formation or incorporation, as applicable.  Each of the Company’s Subsidiaries is duly organized, formed or incorporated, as applicable, validly existing and in good standing under the laws of the jurisdiction of its organization, formation or incorporation, as applicable.  Each of the Company’s Subsidiaries has necessary limited liability company, corporate or similar power to own its properties and assets and to carry on its business as currently conducted.  The Company has not agreed nor is it obligated to make any future investment in or capital contribution to any Person, other than to its Subsidiaries and WD GeoPhy.

(b)The Company, indirectly through its wholly-owned Subsidiary, owns 50% of the issued and outstanding limited liability company interests of WD GeoPhy (the “WD GeoPhy 50% Interest”), free and clear of all Liens and any other rights or claims of others. There are no Contracts, commitments, agreements or promises, in each case, of any character, to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, whether oral, in writing, contingent or otherwise, to deliver, sell, transfer, or encumber with any Lien, or cause to be delivered, sold, transferred, or encumbered with any Lien, any of the WD GeoPhy 50% Interest.

(c)Each of the Company’s Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which it conducts business, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, material adverse effect on the Company and its Subsidiaries, taken as a whole. The Company has Made Available to Purchaser true and correct copies of the Charter Documents of each of its Subsidiaries. None of the Company’s Subsidiaries is in material violation of any of the provisions of its Charter Documents.  The board of directors or other governing body of each such Subsidiary has not approved or proposed any amendment to any of the current Charter Documents of such Subsidiary.  No Subsidiary has ever conducted operations under any other name.

(d)Except as set forth in Section 2.5(d)(i) of the Disclosure Schedule, all of the outstanding equity interests in each Subsidiary of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Lien. Except as set forth in Section 2.5(d)(ii) of the Disclosure Schedule, there are no obligations on the Company or any of its Subsidiaries to issue or enter into any, options, warrants, call rights, puts, redemption rights, subscription rights, conversion rights, exchange rights, rights of first refusal or other rights, commitments or Contracts of any character, to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase, redeem, convert or otherwise make outstanding, any units, membership interests or any other equity interests of the Company’s Subsidiaries of any kind. All of the outstanding equity interests of the Company’s Subsidiaries have been duly authorized and have been validly issued, in all material respects, in accordance with applicable Legal Requirements.

2.6Company Capital Structure.

(a)Section 2.6(a) of the Disclosure Schedule sets forth a true, correct and complete list of the beneficial and record holders of all of the Company Securities, including (i) the name of each such holder of such Company Securities and the number and class or series of such Company Securities held thereby, (ii) the exercise price of each such Company Option, as applicable, and (iii) the vesting schedule of each such Company Option, in each case, as of the date of this Agreement.

(b)All outstanding Company Shares (x) have been issued in compliance with all Legal Requirements and all applicable requirements set forth in the Company’s Charter Documents and any applicable Contracts to which the Company is party or by which the Company or any of its assets are bound, and were issued and transferred in accordance with any right of first refusal or similar right or limitation imposed thereon, and (y) are duly authorized and validly issued and are fully paid.  Other than the Company Shares set forth on Section 2.6(a) of the Disclosure Schedule, the Company has no other shares authorized, issued or outstanding on the Closing Date.  Except as set forth in Section 2.6(b) of the Disclosure Schedule, no Company Shares are subject to any preemptive rights, lock-up period, or any other restrictions (whether created by Legal Requirement, statute or otherwise) that would interfere with the consummation of the Transaction.  The shareholders’ register of the Company is accurate and complete and contains all information that is required (by Legal Requirement or the Company’s Charter Documents) to be recorded in such register.

(c)Except as set forth in Section 2.6(a) of the Disclosure Schedule, there are no options, warrants, calls, rights, convertible or exchangeable securities, commitments or agreements or promises, in each case, of any character, written or oral, to which the Company is a party or by which the Company is bound and the Company has no obligation (whether oral, in writing, contingent or otherwise) nor has it promised (i) to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares in the share capital of the Company or (ii) to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company (whether payable in shares, cash or otherwise).

(d)Except as set forth in Section 2.6(d) of the Disclosure Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the shares in the share capital of the Company, and there are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any of the Company Securities.

(e)No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, and there is no basis for, any Liability of the Company to any current, former or alleged holder of securities of the Company in such Person’s capacity (or alleged capacity) as a holder of such securities, whether related to the Transaction or otherwise.

(f)The information contained in the Consideration Spreadsheet will be true, correct and complete as of the Closing Date and the calculations performed to compute such information will be accurate and in accordance with Legal Requirements and the terms of this Agreement, and no Shareholder will be entitled to any amounts as a result of or in connection with the Transaction except as provided in the Consideration Spreadsheet.

2.7Company Financial Statements.

(a)Section 2.7(a) of the Disclosure Schedule sets forth the (i) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2019 and the related audited consolidated profit and loss statement and cash flow statement of the Company and its Subsidiaries for the 12-month period then ended, (ii) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020, and the related audited consolidated profit and loss statement and cash flow statement of the Company and its Subsidiaries for the 12-month period then ended, and (iii) the unaudited balance sheet (the “Company Balance

Sheet”) of the Company and its Subsidiaries as of October 31, 2021 (the “Balance Sheet Date”) and the related unaudited consolidated profit and loss statement and cash flow statement of the Company and its Subsidiaries for the 10-month period then ended (the financial statements referred to in items (i), (ii) and (iii), collectively, the “Financials”) and have been prepared from the books and records of the Company and in accordance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other.  The Financials present fairly in all material respects the consolidated financial condition, operating results and cash flows of the Company and its Subsidiaries (taken as a whole) as of the dates and during the period indicated therein, subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from year-end adjustments and accruals.  The Company’s unaudited balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.”

(b)The Company has Made Available an aging schedule as of the Balance Sheet Date with respect to the billed accounts receivable of the Company and its Subsidiaries indicating a range of days elapsed since invoice.  All of the accounts receivable, whether billed or unbilled, of the Company and its Subsidiaries reflected in the Financials arose in the ordinary course of business and are not subject to any valid set-off or counterclaim (except as provided in an allowance for doubtful accounts).

2.8No Undisclosed Liabilities.  Except as set forth on Section 2.8 of the Disclosure Schedule, the Company and its Subsidiaries have no Liability of the type to be required to be reflected in a balance sheet prepared in accordance with GAAP, except for those which (a) have been reflected in the Current Balance Sheet, including proper accrual for bonuses and commissions (and including any notes thereto), (b) have arisen in the ordinary course of business since the Balance Sheet Date and prior to the date hereof, (c) that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, (d) would not reasonably be expected to exceed $100,000 individually or $500,000 in the aggregate, or (e) arise in connection with the Transaction.  The Company and its Subsidiaries have no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries have received any loans or payments under the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act or similar Legal Requirement.

2.9No Changes.  Since the Balance Sheet Date, no Company Material Adverse Effect has occurred or arisen.

2.10Tax Matters.

(a)Tax Returns and Payments.  Each income or other material Tax Return required to be filed by or on behalf of the Company or its Subsidiaries with any Governmental Entity (taking into account any applicable extensions of time to file) has been timely filed.  Each such Tax Return has been accurately and completely prepared in all material respects in material compliance with all applicable Legal Requirements.  All Taxes due and payable by the Company or its Subsidiaries have been paid (whether or not shown on any Tax Return).  The Company has delivered or Made Available to Purchaser accurate and complete copies of all income Tax Returns of the Group Companies filed since January 1, 2018.

(b)Reserves for Payment of Taxes.  The Financials fully accrue all Liabilities for Taxes with respect to all periods through the Balance Sheet Date.  Neither the Company nor its Subsidiaries have incurred any Liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.

(c)Audits; Claims.  No Tax Return of the Company or its Subsidiaries has ever been subject to an audit, examination or other legal proceeding, administrative, judicial or otherwise, nor is any such audit, examination or other legal proceeding currently in progress or to the Knowledge of the Company, threatened, and neither the Company nor its Subsidiaries have been notified in writing of any request for such an audit, examination or other proceeding.  No adjustment relating to any Tax Return filed by the Company or its Subsidiaries has been proposed in writing by a Governmental Entity to the Company or its Subsidiaries or any Representative thereof.  Neither the Company nor its Subsidiaries have received from any Governmental Entity any written request for information related to Tax matters. Except for as set forth in Section 2.10(c) of the Disclosure Schedule, no extension or waiver of the limitation period applicable to any Tax Return of the Company or its Subsidiaries has been granted by or requested in writing by any Governmental Entity from the Company or its Subsidiaries, which extended limitation period is still open.  There are no Liens for Taxes (other than for Taxes not yet due or payable).

(d)Distributed Stock.  Neither the Company nor its Subsidiaries has distributed stock of another Person, nor have the Company or its Subsidiaries had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or a corresponding provision of other applicable Legal Requirements.

(e)Tax Indemnity Agreements; Etc.  Neither the Company nor its Subsidiaries are currently a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract, except for any such agreement or Contract solely among the Group Companies or entered into in the ordinary course of business and the primary subject of which is not Taxes.  Neither the Company nor its Subsidiaries have any Liability for the Taxes of any Person (other than to the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or, to the Knowledge of the Company, any similar provision of other applicable Legal Requirements), as a transferee or successor or otherwise by operation of Legal Requirements.  Except as set forth on Section 2.10(e) of the Disclosure Schedule, neither the Company nor its Subsidiaries own any interest in an entity that is characterized as a partnership for Tax purposes.

(f)No Other Jurisdictions for Filing Tax Returns. Neither the Company nor its Subsidiaries are subject to any Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country. No claim has ever been made in writing by a Governmental Entity in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or its Subsidiaries are subject to any Tax by that jurisdiction.

(g)Transfer Pricing.  The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.  All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner.

(h)Tax Shelters; Listed Transactions; Etc.  Neither the Company nor its Subsidiaries have participated in, or is currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a similar provision of other applicable Legal Requirements.

(i)Withholding.  The Company and its Subsidiaries: (i) have complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes; (ii) have, within the time and in the manner prescribed by applicable Legal Requirements, withheld from Employee wages or consulting compensation and timely paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under all applicable Legal Requirements; and (iii) have timely filed all material withholding Tax Returns, for all periods.

(j)Change in Accounting Methods; Closing Agreements; Etc.  Neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any:  (i) change in method of accounting made prior to the Closing; (ii) closing agreement as described in Section 7121 of the Code (or any similar provision of other applicable Legal Requirements) executed prior to the Closing; (iii) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of other applicable Legal Requirements) with respect to a transaction entered into prior to the Closing; (iv) installment sale or open transaction disposition made prior to the Closing; (v) prepaid amount received prior to the Closing, or (vi) Tax Facility or tax benefit for which a clawback or other recovery period by a Government Entity still applies.

(k)The Company is and always has been, treated as a corporation for U.S. federal income Tax purposes. GeoPhy Inc. and GeoPhy Rocket Inc. are and always have been treated as corporations for U.S. federal income Tax purposes. GPGov LLC is and always has been treated as a disregarded entity for U.S. federal income Tax purposes.

(l)The Company has provided to Purchaser all documentation relating to, and the Company and its Subsidiaries are in full compliance with all terms and conditions of, any ongoing Tax exemption, Tax incentive, Tax credit, Tax holiday or other Tax reduction agreement with or order from a taxing authority.

(m)Neither the Company nor its Subsidiaries is (i) to the Knowledge of the Company a “controlled foreign corporation” within the meaning of Section 957 of the Code or (ii) “passive foreign investment company” within the meaning of Section 1297 of the Code.

(n)All Tax deductions and credits in respect of research and development activities (or similar items) with respect to the Company and its Subsidiaries have been claimed, calculated and documented in accordance with applicable Legal Requirement and accepted practices of the applicable Governmental Entity in all material respects.

(o)Section 2.10(o) of the Disclosure Schedule lists each Subsidiary of the Company as of the date hereof, the jurisdiction in which such Subsidiary is incorporated or is otherwise organized, the Subsidiary’s entity classification for U.S. federal income Tax purposes, and whether an election has been made under Treasury Regulation Section 301.7701-3 with respect to the entity classification of the Subsidiary.

(p)Neither the Company nor any of its Subsidiaries (i) has been subject to an increase in subpart F income under Section 965 of the Code or (ii) has made an election under Section 965(h) of the Code.

(q)No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or its Subsidiaries.

(r)Section 83(b).  No Person holds capital stock of the Company or its Subsidiaries that is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made, other than any Person who currently is not subject to taxation in the United States, has not been subject to taxation in the United States at any time before the substantial risk of forfeiture with respect to such capital stock lapsed, and is not reasonably expected to become subject to taxation in the United States before the substantial risk of forfeiture with respect to such capital stock lapsed.

(s)Section 409A.  Each Contract, agreement or arrangement between the Company or any ERISA Affiliate and any Employee that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”), if any, has been since January 1, 2005 in operational compliance with Section 409A in all material respects and since January 1, 2009, each such nonqualified deferred compensation plan has been in documentary compliance with Section 409A in all material respects.

(t)280G.  Neither the Company nor its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law).

2.11Real Property.

(a)Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property.

(b)Section 2.11(b) of the Disclosure Schedule sets forth a complete and accurate list of all real property currently leased, subleased or licensed by or from the Company or its Subsidiaries or otherwise used or occupied by the Company or its Subsidiaries (or by any Employee of the Company or its Subsidiaries for use in the Business) (the “Leased Real Property”).  Section 2.11(b) of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right, the aggregate annual rental payable thereunder, the amount of any deposit or other security or guarantee granted in connection with any such lease, license, sublease or other occupancy right, and all amendments, terminations and modifications thereof (the “Lease Agreements”).  The Lease Agreements have been Made Available and are each in full force and effect and are valid and binding obligations of the Company and its Subsidiaries, as applicable, and the Company and its Subsidiaries, as applicable, is not in breach of or default under, nor have they received written notice of any breach of or default under, any Lease Agreements and no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Company and its Subsidiaries, as applicable.  The Company currently occupies all of the Leased Real Property for the operation of its business. The Company and its Subsidiaries have performed all of their material obligations under any termination agreements pursuant to which they have terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect and it has no continuing Liability with respect to such terminated agreements.  The Company’s and its Subsidiaries’ operations on the Leased Real Property do not violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

2.12Tangible Property.  The Company and its Subsidiaries have, and will have immediately following the Closing, good, valid and marketable title to, license, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and tangible assets, real, personal and mixed, used or held for use in their respective businesses, free and clear of any Liens, except (a) Permitted Liens, (b) as reflected in the Current Balance Sheet, (c) Liens for Taxes not yet due and payable, and (d) such imperfections of title and encumbrances, if any, which do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby.  The material items of equipment owned or leased by the Company are in good operating condition, regularly and properly maintained, subject to normal wear and tear, in each case except as would not be material to the Company.

2.13Intellectual Property.

(a)Disclosures.  The Disclosure Schedule accurately and completely identifies: (i) in Section 2.13(a)(i) of the Disclosure Schedule, each Company Product; (ii) in Section 2.13(a)(ii) of the Disclosure Schedule, (A) each item of Registered IP ; (B) the jurisdiction in and the date on which such item of Registered IP has been registered or filed; (C) and the applicable application, registration or serial number, and the status of such application, registration or issuance; and (D) the full legal name of the owner(s) of record; (iii) in Section 2.13(a)(iii) of the Disclosure Schedule, all Company Software that is material to the Business; (iv) in Section 2.13(a)(iv) of the Disclosure Schedule, all other material Company IP used or held for use in the Business, and (v) in Section 2.13(a)(v) of the Disclosure Schedule, all of the Company’s and its Subsidiaries’ social media accounts.

(b)Ownership Free and Clear.  Except as set forth in Section 2.13(b) of the Disclosure Schedule, the Company or its Subsidiaries exclusively own all right, title and interest to and in all Owned Company IP and Owned Company Technology, in each case, free and clear of any Liens (other than Permitted Liens) and all Owned Company IP and Owned Company Technology is fully paid and, other than Registered IP, not subject to any payments by the Company or its Subsidiaries. All Owned Company IP and Owned Company Technology is fully transferable, alienable and licensable by the Company or its Subsidiaries and,  subject to contractual obligations with respect to the provision of Company Products, can in the ordinary course of Business be amended and modified by the Company or its Subsidiaries, in each case, without restriction and without payment of any kind to any Person.  Without limiting the generality of the foregoing: (i) all documents and instruments necessary to perfect the rights of the Company or its Subsidiaries in the Registered IP have been validly executed, delivered and filed in a timely manner with the applicable Governmental Entity or other registration authority. No Person other than the Company and its Subsidiaries has any ownership interest in or exclusive rights to any Intellectual Property Rights or Technology in the Company Products (other than with respect to Licensed Company IP and Licensed Company Technology incorporated in the Company Products licensed or sublicensed to the Company or any of its Subsidiaries by any Person or that is subject to a covenant not to sue granted in favor of the Company or any of its Subsidiaries by any Person) or any other Owned Company IP or Owned Company Technology.

(c)Licensed Company IP.  The Company and its Subsidiaries have valid and enforceable licenses or other rights to use, practice and exploit all material Licensed Company IP and material Licensed Company Technology in the manners in which the foregoing Intellectual Property Rights or Technology is being used, practiced or exploited by the Company and its Subsidiaries in the Business, and for the last five (5) years the Company and its Subsidiaries have had such licenses and rights with respect to all material third party Intellectual Property Rights and material third party Technology then being used, practiced and exploited by the Company and its Subsidiaries in the Business.

(d)Sufficiency.  The Company and its Subsidiaries own or otherwise have valid and enforceable rights to use, practice and exploit all material Company IP and material Company Technology as the Company and its Subsidiaries are using, practicing and exploiting same in the conduct of the Business. The Company does not own, purport to own, use, practice or exploit any Intellectual Property Rights or Technology in the Business other than the Company IP and Company Technology. The Company IP and Company Technology constitute all Intellectual Property Rights and Technology necessary for the conduct of the Business. There is no Action pending against the Company or any of its Subsidiaries or judgment awarded against the Company or any of its Subsidiaries that prohibits or restricts the Company or any of its Subsidiaries from carrying on the Business or from any use of the Company IP or Company Technology. No Person has any rights in any Owned Company IP or Owned Company Technology that could cause any reversion or renewal of rights in favor of that Person or termination of Company’s or its Subsidiaries’ rights in such Owned Company IP or Owned Company Technology.

(e)Company Products. Each Company Product that is currently distributed or supported by the Company or any of its Subsidiaries (“Current Company Products”) conforms in all material respects to the specifications and documentation provided by the Company therefor and express warranties provided by the Company therefor, in each case except for bugs and defects arising in the ordinary course of business. No Company Products have been made available (and the Company has not agreed to make available any Company

Products) other than to Customers on a non-exclusive basis in the ordinary course of business pursuant to Outbound Intellectual Property Contracts.

(f)IP Assignment. Except as set forth in Section 2.13(f) of the Disclosure Schedule, the Company has required each Person who both (i) is or was an employee, consultant, or independent contractor of the Company or its Subsidiaries; and (ii) is or was involved in the creation or development for the Company or its Subsidiaries of any Technology or Intellectual Property Rights that are used in the Current Company Products or are otherwise material to the Business as currently conducted or as previously conducted in the last five (5) years, to sign the Company’s applicable Standard Form IP Contract for employees, consultants, or independent contractors provided in the DR without any material deviations from the form or another valid and enforceable agreement that includes a present assignment of all right and title and interest in and to all such Technology and Intellectual Property Rights to the Company or its Subsidiaries such Person may possess in such Technology and Intellectual Property Rights, and containing confidentiality provisions protecting the Company IP (collectively, the “IP Assignment Agreements”).  Except as disclosed on Section 2.13(f) of the Disclosure Schedules, no such current or former employee, consultant, or contractor of the Company or any Subsidiary has excluded any Intellectual Property Rights or Technology from any IP Assignment Agreement executed by such Person in connection with such Person’s employment by or engagement with the Company or any Subsidiary. To the Knowledge of the Company, no such current or former employee, consultant, or independent contractor of the Company or its Subsidiaries has breached or is in breach of any IP Assignment Agreement or any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality. The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all trade secrets or other proprietary information held by the Company or its Subsidiaries, including by entering into written non-disclosure, confidentiality and other agreements that provide reasonable protection for such information and trade secrets.

(g)Joint IP. Except as described in this Section 2.13(g) or in Section 2.13(g) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) jointly owns any Intellectual Property Rights or Technology with any third party, or (ii) has entered into any Contract providing for the joint ownership of any Company Software, Owned Company IP or Owned Company Technology with any third party. Under the Collaboration Agreement (the “427 Agreement”) between GeoPhy, Inc. and Four Twenty Seven, Inc. (“427”), no Technology has been jointly developed by either such party except for the merged dataset that combines the REIT property information provided by GeoPhy, Inc. with the climate data provided by 427, and no derivative works of such merged dataset has been developed by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has incorporated or integrated any Joint Proprietary Technology (as defined in the 427 Agreement) into any Company Products. Except as set forth in the 427 Agreement, no Person is entitled to any royalty payments, fees, or other compensation based on any Technology jointly owned by the Company or any of its Subsidiaries and a third party.

(h)Company IP Contracts.  The Company has Made Available a true, correct and complete copy of each material Company IP Contract excluding Excluded Contracts, Contracts with employees of the Company and its Subsidiaries and Contracts for Open Source Software. All Company IP Contracts are valid, binding and enforceable by the Company against the other parties thereto, and, to the Knowledge of the Company, such other parties, are in compliance with the terms and conditions of the Company IP Contracts. The Company is in compliance in all respects with all of its obligations under each (i) Company IP Contract (excluding each Contract for Open Source Software), and (ii) Contract for material Open Source Software, and there has been no breach of any Contract relating to the Company IP,  by the Company or its Subsidiaries. The Company has not received any notice of any default or any event that, with the giving of notice or lapse of time or both, would constitute a default under (or other breach of) any Company IP Contract. Except with respect to the Inbound Intellectual Property Contracts and the Excluded Contracts, Company is not obligated to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property Rights or Technology. The Company is in compliance with its financial obligations under all Inbound Intellectual Property Contracts, and will be in compliance with such financial obligations as of the Closing Date. The Company has neither received from, nor provided or granted to, any Person any Intellectual Property Rights or Technology or rights in or to any Technology other than pursuant to the Company IP Contracts.

(i)Valid and Enforceable.  The Company has received no written notice that any Company IP (whether registered or unregistered) owned or used by the Company or its Subsidiaries on the date hereof conflicts or interferes with any trademark (whether registered or unregistered), trade name or domain name owned, used or applied for by any other Person.  For each item of Registered IP, all filings, payments and other actions required to be made or taken as of the date hereof to maintain such item of Registered IP in full force and effect have been made by the applicable deadline.  All such Registered IP (other than patent applications) is subsisting, valid and, to the Knowledge of the Company, enforceable in the applicable jurisdictions.

(j)Effects of This Transaction.  Neither the execution, delivery or performance of this Agreement or any Related Agreement nor the consummation of the Transaction contemplated by this Agreement or any Related Agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (A) a loss of, or Lien (other than Permitted Liens) on, any Owned Company IP or Owned Company Technology; (B) a breach of or a default under any Company IP Contract (excluding the Excluded Contracts); (C) the access, release, disclosure, delivery, or transfer of ownership of any Owned Company IP or Owned Company Technology by or to any escrow agent or other Person; (D) the grant, assignment or transfer to any other Person of any covenant not to sue, license or other right or interest under, to or in any of the Company IP or Company Technology; (E) the Company or any of its Subsidiaries or any Owned Company IP or Owned Company Technology being bound by, or subject to, any non-compete or other restriction on the operation or scope of the Business (except as existing as of the date hereof or expressly agreed to in this Agreement by the Parties); or (F) payment of any royalties or other license fees with respect to Intellectual Property Rights of any third party in excess of those payable by the Company or its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby. The consummation of the transactions contemplated by this Agreement will not alter, impair or otherwise adversely affect any rights of the Company or any of its Subsidiaries in any material Company IP or material Company Technology.

(k)No Third Party Infringement of Company IP.  To the Company’s Knowledge, (i) no Person is currently infringing, misappropriating or otherwise violating, and, (ii) no Person has infringed, misappropriated, diluted or violated, any Company IP or Company Technology. Neither the Company nor its Subsidiaries has received in the prior five (5) year period any written notice or other communication alleging that any Person is infringing, misappropriating or otherwise violating any Company IP or Company Technology. The Company has not commenced or threatened in writing any proceeding against any Person for (x) infringement or misappropriation of the Company IP or Company Technology, or (y) in the five (5) years prior to the date hereof, material breach of any Company IP Contract.

(l)No Infringement of Third Party IP Rights.  Neither the Company nor its Subsidiaries, nor any Owned Company IP or Owned Company Technology, nor the conduct by the Company and its Subsidiaries of the Business as conducted in the prior five (5) year period and as currently conducted, nor the use, practice or exploitation by the Company or its Subsidiaries of any Licensed Company IP or Licensed Company Technology, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person. Without limiting the generality of the foregoing: (i)  no infringement, misappropriation or similar claim or Action (including in the form of written offers to obtain a license) relating to any Company IP or Company Technology is pending or has been threatened in writing against the Company or its Subsidiaries or, to the Knowledge of the Company, against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or its Subsidiaries with respect to such claim or Action; and (ii) neither the Company nor its Subsidiaries has received any written notice, assertion or other communication (A)

relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company or its Subsidiaries of any Intellectual Property Right of another Person, or (B) claiming that the Company IP, Company Technology, or the operation of the Business by the Company or its Subsidiaries constitutes unfair competition or trade practices under the laws of any jurisdiction.

(m)Indemnification.  Other than the Company IP Contracts and as set forth in Section 2.15(a)(ii) of the Disclosure Schedule, the Company has not entered into any Contract with any Person pursuant to which the Company is obligated to indemnify, defend, or otherwise hold any Person harmless against, any claim of infringement, misappropriation, misuse or violation of the Intellectual Property Rights of any other Person. The Company has not received any written notice or request to indemnify, defense, or hold harmless any Person against, any claim of infringement, misappropriation, misuse or violation of the Intellectual Property Rights of any other Person, which notice or request has not been finally resolved.

(n)Institutions. No government, university, college, other educational institution, research center or non-profit institution (collectively, “Institutions”) provided or provides facilities (other than in connection with the provision of housing or other incidental uses of communications and telecommunications systems and facilities for which the primary purpose of any such use was not for the creation or development of any Intellectual Property Rights or Technology) or funding for the creation or development of any Owned Company IP, Owned Company Technology or Company Product. No Institution has any rights in or to any Owned Company IP, Owned Company Technology or Company Products. Neither the Company nor any of its Subsidiaries is a member of any official or de facto standards setting or similar organization that would require or obligate the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Owned Company IP, Owned Company Technology or Company Product, and neither the Company nor any of its Subsidiaries is otherwise obligated to license or disclose any Company Technology to any such organization or any member of such organization.

(o)Company Software.  Except as set forth on Section 2.13(o) of the Disclosure Schedule, all Company Software is functional for the conduct of the Business, and other than ordinary course bugs, defects and errors, operates substantially in accordance with any specifications and documentation related to such Software or made available by the applicable provider thereof.  The Company has in its possession the full and complete source code for (i) computer programs and software included in the Company Software that is both Owned Company Technology and included in the Company Products, and (ii) any IT Systems that are both owned by the Company and used in the Business in the five (5) years prior to the date of this Agreement. The Company has documented all such source code included in the Owned Company Technology in a professional manner that is reasonably sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Products and such IT Systems in accordance with the Company’s obligations to its customers.

(p)Company Data.  The Company and its Subsidiaries have taken commercially reasonable steps necessary to ensure compliance with all applicable law, Company IP Contracts, terms of use, and other requirements for the use of all data, databases, and information used by the Company and its Subsidiaries in the conduct of its Business as currently and as formerly conducted in the five (5) years prior to the date of this Agreement. All such data, databases, and information have been lawfully obtained without violation by the Company or its Subsidiaries of any Intellectual Property Rights, contractual, or to the Knowledge of the Company, proprietary or other rights of any Person, and are permitted to be used, disclosed and otherwise exploited by the Company and its Subsidiaries for all purposes in which they have been, or are contemplated to be, used, disclosed or otherwise exploited in connection with the Business.  Notwithstanding the foregoing, this Section 2.13(p) shall not apply to Privacy Requirements.

(q)No Harmful Code.  The IT Systems included in the Owned Company Technology, and to the Knowledge of the Company, in the IT Systems included in the Licensed Company Technology, do not contain any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of any data) that materially adversely affects the use, functionality, or performance of such IT System or any product or system containing or used in conjunction with such IT System, in each case other than bugs, defects and errors that are capable of being fully remediated in the ordinary course of business. The IT Systems included in the Owned Company Technology substantially comply with all applicable specifications relating to the use, functionality or performance of such IT System, and to the Knowledge of the Company, the IT Systems included in the Licensed Company Technology substantially comply with all express warranties or other contractual commitments provided by the applicable licensor therefor relating to the use, functionality, or performance of such IT Systems, in each case except for bugs, defects and errors arising in the ordinary course of business.  The Current Company Products and IT Systems included in the Owned Company Technology do not, and to the Knowledge of the Company the IT Systems included in the Licensed Company Technology do not, except as set forth on Section 2.13(q) of the Disclosure Schedule, contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions: (i) deactivating, deleting, disrupting, disabling, harming, modifying or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent (“Harmful Code”).

(r)Security Measures.  The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures that, in each case, conform with standard industry practices, to ensure that the IT Systems included in the Company Technology are free from any Harmful Code.  The Company has patched all Log4j Vulnerabilities for which patches have been made generally commercially available by the applicable third party as of the date of this Agreement.  The Company and its Subsidiaries have appropriate disaster recovery and security plans, procedures and facilities for the Business that conform with standard industry practices and have taken commercially reasonable steps to safeguard the IT Systems. There have been no unauthorized intrusions or breaches of the security of the Current Company Products or the IT Systems included in the Owned Company Technology or, to the Knowledge of the Company, the IT Systems included in the Licensed Company Technology. The IT Systems are in good working order and condition and have sufficient capabilities and functions for the conduct of the Business. The IT Systems are maintained by the Company or its applicable Subsidiary in accordance with the applicable manufacturer requirements and applicable insurance policies. There are no unresolved material defects in design, workmanship or material of the IT Systems. There have not been any failures, errors or breakdowns in the IT Systems which have caused any material disruption or interruption with respect to the Business.

(s)Use of Open Source Code. Except as set forth in Section 2.13(s) of the Disclosure Schedule, neither the Company nor its Subsidiaries, nor to the Knowledge of the Company any Person acting on behalf of the Company or its Subsidiaries, has used, modified, or distributed any Open Source Software, and no Company Software that is included in the Owned Company IP or Owned Company Technology, and to the Knowledge of the Company, no Company Software that is included in the Licensed Company IP or Licensed Company Technology, is being or was developed using Open Source Software, in each case in a manner that: (i)  requires (or conditions the use or distribution of such Software on) the disclosure, licensing or distribution of any source code for any Company IP or  Company Technology or any portion of any Company Product other than such Open Source Software; (ii) requires the licensing or disclosure of any  Company IP or Company Technology or any portion of any Company Product other than such Open Source Software, for the purpose of making modifications or derivative works; (iii) requires that any  Company IP or  Company Technology be licensed, conveyed or redistributable at no charge to subsequent licensees or be subject to any restriction on the consideration to be charged for the distribution thereof; (iv) otherwise imposes any limitation, restriction or condition on the right or ability of the Company or its Subsidiaries to use or distribute any  Company IP or  Company Technology; or (vi) grants to any third party any rights or immunities under Company IP. With respect to any material Open Source Software used by the Company or any of its Subsidiaries in any way, the Company is in compliance with all applicable licenses with respect thereto.

(t)No License of Source Code.  No source code for any Owned Company Technology has been disclosed, delivered, licensed or made available by or on behalf of the Company or any of its Subsidiaries to any escrow agent or other Person (other than Purchaser) who was not, at the time such source code was disclosed, delivered, licensed or made available, an Employee of the Company or its Subsidiaries actively working on a matter related to such source code and subject to reasonable confidentiality restrictions extending to such source code.  Neither the Company nor its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or make available the source code for any Owned Company Technology to any escrow agent or other Person who is not, at the time such source code is to be delivered, licensed or made available, an Employee of the Company or its Subsidiaries actively working on a matter related to such source code and subject to confidentiality restrictions extending to such source code at least as strict as those found in the IP Assignment Agreement but in any event providing for no less than a reasonable standard of care, and no Person other than the foregoing Employees has the right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the access, delivery, license or disclosure of any such source code to any Person.

2.14Data Privacy and Security.

(a)Except as set forth in Section 2.14(a) of the Disclosure Schedule, the Company and its Subsidiaries comply, and since January 1, 2018, have complied, in all material respects with all Privacy Requirements governing the Company’s receipt, collection, use, storage, processing, sharing, security, disposal, disclosure, or transfer of Personal Data, and (ii) implemented and maintained commercially reasonable measures designed to provide reasonable assurance that Company will comply and remain in compliance in all material respects with such Privacy Requirements.  The execution, delivery and performance of this Agreement (including the Company’s treatment of Personal Data in connection with the transactions contemplated by this Agreement) will not result in any violation by the Company or its Subsidiaries of any Privacy Requirements.

(b)Except as set forth in Section 2.14(b) of the Disclosure Schedule, as of the date of this Agreement, and since January 1, 2018, (i) the Company has provided all notices and obtained all consents required under applicable Privacy Requirements and (ii) the Company has contractually obligated all third party service providers that process Personal Data on behalf of or provide Personal Data to the Company or any of its Subsidiaries to contractual terms relating to the protection and use of such Personal Data that comply with all applicable Privacy Requirements. No third party to whom the Company has provided access to Personal Data has notified the Company of (x) any unauthorized acquisition, access, use or disclosure of any such Personal Data that would trigger a notification or reporting requirement under any Privacy Requirements, (y) any successful unauthorized access to, or use, disclosure, modification, or destruction of, such Personal Data; or (z) any interference with any database or IT System that would reasonably be expected to materially affect or has materially affected the privacy or security of such Personal Data.

(c)Except for disclosures of information required by Privacy Requirements, authorized by the provider of Personal Data or described in the Company Privacy Policy, the Company has not engaged in any “sale” of Personal Data under the California Consumer Privacy Act to the extent the Company is subject to the California Consumer Privacy Act.

(d)Except as set forth in Section 2.14(d) of the Disclosure Schedule, there is not and has not been any Action against the Company or its Subsidiaries by any private party, the Federal Trade Commission, any state attorney general or similar state official or any other Governmental Entity, foreign or domestic, with respect to the Company’s or its Subsidiaries’ compliance with Privacy Requirements, and there are no Actions before any Governmental Entity pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries relating to the security of Personal Data. To the Knowledge of the Company, there are no facts or circumstances that would form the basis for any such violation of Privacy Requirements in any material respect.

(e)With respect to all Personal Data collected, stored, used or maintained by or for the Company or its Subsidiaries, the Company and its Subsidiaries take commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect such Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse, and no unauthorized access to or other misuse of such Personal Data has occurred.

(f)To the extent the Company or any of its Subsidiaries use any data and information uploaded by their customers into Company Products or otherwise provided to the Company or its Subsidiaries in connection with any Company Product (“Customer Data”) in the conduct of the Business, the Company and its Subsidiaries have obtained all necessary consents to use such Customer Data.

2.15Material Contracts.

(a)Section 2.15(a) of the Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any Contract (x) to which the Company or its Subsidiaries is a party, or (y) by which the Company or its Subsidiaries or any of their assets is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation (each a “Material Contract”):

(i)pursuant to which the Company or its Subsidiaries has been appointed as, or has appointed a third Person as, a reseller or marketing affiliate in each case other than any such Contract entered into in the ordinary course of business;

(ii)wherein or whereby the Company or its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any obligation or liability of any other Person, in each case other than any such Contract entered into in the ordinary course of business the primary purpose of which is not indemnification, reimbursement, holding harmless or guaranteeing another Person’s obligations;

(iii)expressly limiting or restricting the ability of the Company or its Subsidiaries to engage in any line of business or to develop or to distribute or to sell or to compete with any Person;

(iv)that are Inbound Intellectual Property Agreements (other than the Excluded Contracts, Contracts with employees of the Company and its Subsidiaries and Contracts for Open Source Software);

(v)that are Outbound Intellectual Property Agreements (other than the Excluded Contracts);

(vi)that are Contracts pursuant to which the Company or its Subsidiaries has committed to provide or license any Company Product, Owned Company IP or Owned Company Technology to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(vii)imposing any restriction on the right or ability of the Company or its Subsidiaries to solicit the employment of, or hire, any potential employees, consultants or independent contractors, other than pursuant to confidentiality agreements entered into in the ordinary course of business;

(viii)that is a collectively bargained agreement or similar Contract, including any Contract with any union, works council, personnel delegates or similar labor entity, or specifically authorized employees;

(ix)that grants any severance or termination pay or benefits, retention payments or arrangements or post-termination payments (in cash or otherwise) to any Employee that have not already been provided in full;

(x)relating to capital expenditures and involving future payments in excess of $100,000 individually or $500,000 in the aggregate;

(xi)relating to the settlement of any Action;

(xii)relating to (A) the disposition or acquisition of material assets or any material interest in any Person or business enterprise or (B) the acquisition, issuance or transfer of any securities, in each case involving future payments in excess of $100,000 individually or $500,000 in the aggregate;

(xiii)relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements, Indebtedness, or extension of credit or the creation of any Lien (other than Permitted Liens) with respect to any material asset of the Company or its Subsidiaries;

(xiv)creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or Liabilities;

(xv)relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party (other than with respect to Company Employee Plans and Employee Agreements);

(xvi)constituting or relating to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity;

(xvii)the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xviii)with any Top Customer or Top Supplier; and

(xix)the loss or termination of which would have a Company Material Adverse Effect.

(b)Section 2.15(b) of the Disclosure Schedule provides an accurate description of the terms of each Material Contract that is not in written form.  Each Material Contract is valid and in full force and effect and is enforceable by the Company or its Subsidiaries in accordance with its terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.  Neither the Company nor its Subsidiaries has materially violated or breached, or committed any material default under, any Material Contract, and to the

Knowledge of the Company, no other Person has materially violated or breached, or committed any material default under, any such Contract.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to:  (i) result in a violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract, except in each case as would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.  Neither the Company nor its Subsidiaries has received any written notice or other written communication regarding any actual or possible material violation or breach of, or material default under, any Material Contract.  Neither the Company nor its Subsidiaries has waived any of its material rights under any Material Contract.

2.16Employee Benefit Plans.

(a)Schedule.  Section 2.16(a) of the Disclosure Schedule sets forth a list of each Company Employee Plan and Employee Agreement (other than (i) Employee Agreements that are offer letters on the Company’s or its Subsidiaries’ standard forms as in effect from time to time that do not provide for severance or retention pay or benefits in excess of what is required by applicable Legal Requirements, or (ii) option agreements underlying Company Options that do not materially deviate from the Company’s or its Subsidiaries’ standard forms (including with respect to vesting acceleration benefits)) currently in effect, and except as set forth on such Schedule, neither the Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement or to enter into any Company Employee Plan or Employee Agreement.

(b)Employee Plan Compliance.  The Company and each of its ERISA Affiliates has, in all material respects, performed all obligations required to be performed by them under, and is in compliance with, the requirements prescribed by any and all applicable statutory or regulatory Legal Requirements, and is not in material default or violation of the terms of any Company Employee Plan. Each Company Employee Plan has been established and maintained in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA or the Code.  Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has been determined by the IRS to be qualified under the Code, or is maintained pursuant to a volume submitter or prototype document for which it may properly rely on the applicable opinion or advisory letter.  Each Qualified Benefit Plan has, in operation, been qualified under the Code from the effective date of such Qualified Benefit Plan and there have been no amendments or developments since the effective date of such Qualified Benefit Plan which would cause the loss of such qualified status.  No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims (other than routine, non-contested claims for benefits) pending or threatened against any Company Employee Plan, or any administrator or fiduciary thereof, which could result in any Liability.

(c)No Pension Plan.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, or has or has had any Liability with respect to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 or 430 of the Code.

(d)No Self-Insured Plan.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(e)Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs.  At no time has the Company or any ERISA Affiliate contributed to or had any Liability with respect to any multiemployer plan (as defined in Section 3(37) of ERISA).  Except as set forth in Section 2.16(e) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to, or had any Liability with respect to, any multiple employer plan or to any plan described in Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(f)No Post-Employment Obligations.  No Contract provides, or reflects or represents any Liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA, and neither the Company nor its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by COBRA or other applicable Legal Requirements relating to welfare benefits continuation coverage.

(g)Effect of Transaction.  Except as set forth on Section 2.16(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or its Subsidiaries to any Employee, or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(h)Communications to Employees.  Except as set forth on Section 2.16(h) of the Disclosure Schedule, there have been no statements, either written or oral, or communications provided to any Employee (i) by any person that provide for or could be construed as a contract or promise by the Company or any ERISA Affiliate to provide for any pension, welfare, or other insurance-type benefits to any such Employee, whether before or after retirement, other than benefits under the Company Employee Plans, or (ii) regarding offers of employment or terms and conditions of employment with Purchaser following the Closing.

(i)With respect to each International Employee Plan, all employer and employee contributions to each International Employee Plan required by law or by the terms of such International Employee Plan have been made in all material respects, or, if applicable, accrued, in accordance with normal accounting practices.

2.17Employment Matters.

(a)Compliance with Employment Laws.  The Company and its Subsidiaries are in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, labor, labor relations, including but not limited to terms and conditions of employment, worker classification, tax withholding, social security contributions withholding, prohibited discrimination, working time, employee representation, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, COVID-19 wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or social security contributions, or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company, threatened against the Company, its Subsidiaries or any of their respective Employees (in their capacity as such) relating to any such Employee, Employee Agreement or Company Employee Plan.  There are no pending, or to the Knowledge of the Company, threatened claims or actions against the Company, its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy.  Neither the Company nor its Subsidiaries a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

(b)Labor.  No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company or its Subsidiaries is pending, or to the Knowledge of the Company, threatened.  Neither the Company nor its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Legal Requirement.  Neither the Company nor its Subsidiaries is presently, nor have they been in the past, a party to, or bound by, any collective bargaining agreement, works council, union or similar contract with respect to Employees and no such agreement is being negotiated by the Company or its Subsidiaries. To the Knowledge of the Company, no union representation question, petition or proceeding exists with respect to the employees of the Company.  The Company is not engaged in any unfair labor practice under the National Labor Relations Act and there is (i) no unfair labor practice charge or complaint pending against the Company, or, to the Knowledge of the Company, threatened against the Company before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company or, to the Knowledge of the Company, so threatened.

(c)No Interference or Conflict.  To the Knowledge of the Company, no shareholder, or Employee of the Company or its Subsidiaries is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would interfere in any material respect with such Person’s efforts to carry out his/her functions to promote the interests of the Company or its Subsidiaries or that would materially interfere with the Company’s or its Subsidiaries’ business.

(d)Employees and Independent Contractors.  Section 2.17(d) of the Disclosure Schedule sets forth a list of the name, hiring date, title, supervisor, base compensation, commissions, bonus (target, maximum and any amounts paid for the current year), and accrued but unpaid vacation balances of each current Employee of the Company or its Subsidiaries as of the date hereof, including with respect to any current employee residing or providing services in the United States, the current employee’s status as exempt or non-exempt from overtime, and including with respect to any current employees on a leave of absence, the date the leave commenced and the expected date of return to work of such employee. No current employee of the Company or its Subsidiaries as of the date hereof has informed the Company of any intent to terminate his or her employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement.

2.18Litigation.  There is no (a) Action or other suit, claim or proceeding of any nature pending, or to the Knowledge of the Company, threatened against or affecting the Company, its Subsidiaries or any of their assets or properties, or the Transaction contemplated hereby, (b) governmental inquiry or investigation pending or, to the Knowledge of the Company, threatened against or affecting the Company, its Subsidiaries or any of their assets or properties (including any inquiry as to the qualification of the Company or its Subsidiaries to hold or receive any Permit) or (c) to the Knowledge of the Company, any Actions pending or threatened against any Interested Party in connection with the business of the Company or its Subsidiaries, except, in each case of clauses (a) and (c), as would not have a Company Material Adverse Effect.  The Company is not in default with respect to any order, writ, injunction or decree of any Governmental Entity known to or served upon the Company or its Subsidiaries.  There is no Action by the Company or its Subsidiaries pending, threatened or contemplated against any other Person.

2.19Insurance.  Section 2.19 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, its Subsidiaries or any ERISA Affiliate, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies.  There is no claim by the Company, its Subsidiaries or any ERISA Affiliate pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company, its Subsidiaries or any ERISA Affiliate has a reason to believe will be denied or disputed by the underwriters of such policies or bonds.  In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits.  All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, such installment will be paid if incurred prior to the Closing Date) and the Company, its Subsidiaries and its ERISA Affiliates are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).  The Company does not have any Knowledge of threatened termination of, or premium increase with respect to, any of such policies.

2.20Governmental Authorizations.  Each notification, consent, license, permit, grant or other authorization of a Governmental Entity (a) pursuant to which the Company or its Subsidiaries currently operate or hold any interest in any of its properties, or (b) which is required for the operation of the Company’s or its Subsidiaries’ business as currently conducted in all material respects, including the management of the Employees, or the holding of any such interest (collectively, “Company Authorizations”) has been made by the Company or its Subsidiaries or issued or granted to the Company or its Subsidiaries, as the case may be.  The Company Authorizations are set forth in Section 2.20 of the Disclosure Schedule.  The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company or its Subsidiaries to operate or conduct their business as currently conducted in all material respects or hold any interest in its current properties or assets and none of the Company Authorizations is subject to any term, provision, condition or limitation which may adversely change or terminate such Company Authorizations by virtue of the consummation of the Transaction.  The Company and its Subsidiaries have been and are in compliance in all material respects with the terms and conditions of the Company Authorizations.

2.21Compliance with Legal Requirements.

(a)General.  Except as set forth on Schedule 2.21 of the Disclosure Schedule, since January 1, 2019, the Company and its Subsidiaries have complied in all material respects with and are not in violation in any material respect of, any Legal Requirement.  Since January 1, 2019, neither the Company not its Subsidiaries has received any written notice from a Governmental Entity of suspected, potential or actual violation with respect to, any Legal Requirement.

(b)Export Control Laws.  Since January 1, 2019, the Company and its Subsidiaries have conducted its export and import transactions in accordance with all applicable Export and Import Control Laws.  Without limiting the foregoing:

(i)there are no pending or, to the Knowledge of the Company, threatened claims, charges, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Subsidiaries with respect to such Export and Import Approvals, and, to the Knowledge of the Company, no investigations pending with respect to such Export and Import Approvals; and

(ii)there are no actions, conditions or circumstances pertaining to the Company’s or its Subsidiaries’ export or import transactions that would reasonably be expected to give rise to any future material claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under the Export and Import Control Laws.

(c)Anti-Corruption and Anti-Bribery Laws.  Since January 1, 2019, the Company and its Subsidiaries (including any of their officers, directors, employees, and, to the Knowledge of the Company, their agents, distributors, or other Person associated with or acting on the Company’s behalf) have not directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or government employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action which would cause it to be in violation of any applicable Anti-Corruption and Anti-Bribery Laws.  There are no pending or, to the Knowledge of the Company, threatened claims, charges, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the Company or its Subsidiaries with respect to any Anti-Corruption and Anti-Bribery Laws and, to the Knowledge of the Company, no government investigations pending with respect to any applicable Anti-Corruption and Anti-Bribery Laws.

(d)Environmental Laws.  Since January 1, 2019, the Company and its Subsidiaries have been in compliance with all Environmental Laws in all material respects. Neither the Company nor its Subsidiaries have received any notice of any noncompliance of its past or present operations with Environmental Laws.  No notices, administrative actions or suits are pending or, to the Knowledge of the Company, threatened relating to an actual or alleged violation of any applicable Environmental Law by the Company or its Subsidiaries. Neither the Company nor its Subsidiaries has (i) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances; (ii) distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances; (iii) arranged for the disposal, discharge, storage or release of any Hazardous Substances; or (iv) exposed any Employee or other individual to any Hazardous Substances so as to give rise to any Liability or corrective or remedial obligation under any Environmental Law.  Neither the Company nor its Subsidiaries has entered into any agreement intended to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the Company, is Subsidiaries or any other Person.

2.22Top Customers and Suppliers.

(a)Section 2.22(a) of the Disclosure Schedule contains a true and correct list of the top ten (10) Customers of Company Products by revenues generated in connection with such Customers for the ten months ending October 31, 2021 (each such Customer, a “Top Customer”).  Neither the Company nor its Subsidiaries has received written notice that any Top Customer (x) intends to cancel, or otherwise materially and adversely modify, its relationship with the Company or its Subsidiaries on account of the transactions contemplated by this Agreement, or (y) is threatened with bankruptcy or insolvency, or is reasonably likely to become, otherwise unable to continue its relationship with the Company or its Subsidiaries consistent with past custom and practice.

(b)Section 2.22(b) of the Disclosure Schedule contains a true and correct list of the top ten (10) currently active suppliers of the Company or its Subsidiaries, whether of products, services, Technology or otherwise, measured by materiality to the Company’s business (each such supplier, a “Top Supplier”).  Neither the Company nor its Subsidiaries have received written notice that any Top Supplier (i) intends to cancel, or otherwise materially and adversely modify, its relationship with the Company or its Subsidiaries on account of the transactions contemplated by this Agreement, or (ii) is threatened with bankruptcy or insolvency, or is reasonably likely to become, otherwise unable to continue its relationship with the Company or its Subsidiaries consistent with past custom and practice.

2.23Interested Party Transactions.  Except as set forth on Section 2.23 of the Disclosure Schedule, neither the Company, its Subsidiaries nor any of their officers, directors or shareholders (nor any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such

Persons has or has had a controlling interest) (each, an “Interested Party”), has, directly or indirectly, (i) any interest in any Person which furnished or sold, or furnishes or sells, services, products, technology or Intellectual Property Rights that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any Person that purchases from or sells or furnishes to the Company, any goods or services, or (iii) any interest in, or is a party to, any Contract to which the Company or its Subsidiaries is a party, other than, in each case, in connection with transactions involving individual amounts of less than $100,000 in any calendar year; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.23.  Since January 1, 2019, all transactions pursuant to which any Interested Party has purchased any services, products, technology or Intellectual Property Rights from, or sold or furnished any services, products, technology or Intellectual Property Rights to, the Company or its Subsidiaries have been on an arms-length basis on terms no less favorable to the Company or its Subsidiaries than would be available from an unaffiliated party.

2.24No Rights to Acquire.  Except as set forth on Section 2.24 of the Disclosure Schedule other than this Agreement, the Company and its Subsidiaries are not a party to any, and to the Company’s Knowledge there is no, agreement, contract, arrangement or understanding granting any rights of first refusal, option, rights of prior notice, or rights of first negotiations to acquire any material assets of the Company or its Subsidiaries or to effectuate a merger, consolidation, reorganization or other type of business combination with or sale of the equity of the Company or any of its Subsidiaries.

2.25Brokers and Finders.  Except pursuant to the Contracts set forth on Section 2.25 of the Disclosure Schedule, neither Company nor its Subsidiaries have incurred, nor will they incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement, all negotiations related thereto, or any transaction contemplated hereby.

2.26Disclaimer of Representations.  Purchaser acknowledges and agrees, for itself and on behalf of its Representatives and Affiliates, that, except for the representations and warranties of the Company expressly set forth in this Article II (including the related portions of the Disclosure Schedule): (a) neither the Company, its Subsidiaries, nor any other Person, makes, or has made, any representation or warranty, express of implied, relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby; (b) no Person has been authorized by the Company to make any representation or warranty, express or implied, relating to the Company, its Subsidiaries or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby; and (c) neither the Company, its Subsidiaries, nor any other Person, makes, or has made, any representation or warranty, express of implied, as to the accuracy or completeness of any information furnished or Made Available to Purchaser or its Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby, in any presentations by the Company’s management, or in any other form or setting.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Subject to any exceptions that are expressly and specifically set forth in the Disclosure Schedule, each Shareholder, severally and not jointly, solely with respect to herself, himself of itself, hereby represents and warrants to Purchaser, as of the date hereof, as follows:

3.1Ownership of Company Shares.  Each Shareholder, other than STAK, is the sole legal and beneficial owner of the Company Shares set forth opposite such Shareholder’s name on Schedule A and the Consideration Spreadsheet, and has good and valid title with respect to such Company Shares, and STAK is the sole legal owner of the Company Shares set forth opposite its name on Schedule A and the Consideration Spreadsheet, and has good and valid title with respect to such Company Shares (and has full power and authority to sell and transfer to Purchaser at Closing all legal and beneficial ownership, right and title in and to such Company Shares as contemplated hereby).  The Company Shares owned by each Shareholder are not subject to any Liens or to any rights of first refusal, first offer or first negotiation of any kind, and such Shareholder has not granted any rights to purchase such Company Shares to any other Person, in each case other than as shall have been duly and validly waived or terminated as of or prior to the Closing.  Such Shareholder has the sole right to transfer such Company Shares to Purchaser.  Such Company Shares constitute all of the Company Shares owned, beneficially or of record, by such Shareholder, and constitute the entire issued and outstanding share capital of the Company.  At the Closing, Purchaser will receive good and valid title (and legal and beneficial ownership) to such Company Shares, free and clear of all Liens.  No Shareholder has previously granted or agreed to grant any ongoing power of attorney in respect of such Company Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, in each case other than as shall have been duly and validly waived or terminated as of or prior to the Closing.  There are no outstanding loans from the Company to such Shareholder except as reflected in the Closing Indebtedness.

3.2Litigation.  There is no Action or other suit, claim or proceeding of any nature pending, or to the Knowledge of such Shareholder, threatened, against such Shareholder, arising out of or relating to (i) such Shareholder’s legal or beneficial ownership of Company Shares or rights to acquire Company Shares, (ii) such Shareholder’s capacity as a Shareholder, (iii) the Transaction, (iv) any contribution of assets (tangible and intangible) by such Shareholder (or any of its Affiliates) to the Company (or any of its Affiliates), or (v) any other agreement between such Shareholder (or any of its Affiliates) and the Company or its Subsidiaries (or any of their Affiliates), nor to the Knowledge of such Shareholder is there any reasonable basis therefor.  There is no investigation or other proceeding pending or, to the Knowledge of such Shareholder, threatened, against such Shareholder arising out of or relating to the matters noted in clauses (i) through (v) of the preceding sentence by or before any Governmental Entity, nor to the Knowledge of such Shareholder is there any reasonable basis therefor.  There is no Action, or other suit, claim or proceeding pending or, to the Knowledge of such Shareholder, threatened, against such Shareholder with respect to which such Shareholder has a contractual right or a right to indemnification from the Company related to facts and circumstances existing prior to the Closing, nor, to the knowledge of such Shareholder, are there any facts or circumstances that would reasonably be expected to give rise to such an Action, suit, claim or proceeding.

3.3Authority.  Such Shareholder has all requisite capacity, power and authority to enter into this Agreement and any Related Agreements to which he, she or it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transaction contemplated hereby and thereby.  No further action is required on the part of such Shareholder to authorize its execution, delivery and performance of this Agreement and any Related Agreements to which such Shareholder is a party, and to authorize and consummate the Transaction contemplated hereby and thereby.  This Agreement and each of the Related Agreements to which such Shareholder is a party have been duly and validly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their respective terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

3.4No Conflict.  The execution, delivery and performance by such Shareholder of this Agreement and any Related Agreement to which such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby will not, (a) conflict with (i) any Contract to which such Shareholder or any of such Shareholder’s properties or assets (whether tangible or intangible) is subject, or (ii)

any Legal Requirement or Order applicable to such Shareholder or such Shareholder’s properties or assets (whether tangible or intangible), (b) prevent or delay the Shareholder’s ability to consummate the Transaction or (c) require any consent, waiver or approval from or on behalf of any Person.

3.5Brokers and Finders.  Such Shareholder has not incurred, and will not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Purchaser or the Company incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of such Shareholder.

3.6Governmental Filings and Consents.  Except for the requirements of the HSR Act, no consent of any Governmental Entity is required on the part of such Shareholder in connection with the execution, delivery and performance of this Agreement or the Related Agreements or the consummation of the Transaction or any other transactions contemplated hereby or thereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not prevent, materially alter or materially delay the consummation of the Transaction or any of the other transactions contemplated by this Agreement.

3.7Full Disclosure.  Such Shareholder has received, has had ample opportunity to review and has reviewed, a copy of this Agreement, the Related Agreements to which such Shareholder is a party, and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Agreement and such Related Agreements and to sell the Company Shares owned by such Shareholder to Purchaser on the basis of such analysis.  Such Shareholder has such knowledge and experience in business and financial matters to enable such Shareholder to understand and evaluate this Agreement and such Related Agreements and form an investment decision with respect thereto.  Such Shareholder understands and acknowledges that Purchaser is entering into this Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and agreement to be bound hereby, including with respect to such Shareholder’s indemnification obligations hereunder.

3.8Disclaimer of Representations.  Purchaser acknowledges and agrees, for itself and on behalf of its Representatives and Affiliates, that, except for the representations and warranties of such Shareholder expressly set forth in this Article III: (a) neither such Shareholder, nor any other Person, makes, or has made, any representation or warranty, express of implied, relating to the Company, its Subsidiaries or any of its businesses or operations or otherwise in connection with this Agreement or the transactions contemplated hereby; (b) no Person has been authorized by such Shareholder to make any representation or warranty, express or implied, relating to the Company, its Subsidiaries or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and (c) neither such Shareholder, nor any other Person, makes, or has made, any representation or warranty, express of implied, as to the accuracy or completeness of any information furnished or Made Available to Purchaser or its Representatives or Affiliates in any electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby, in any presentations by the Company’s management, or in any other form or setting.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company and each Shareholder, as of the date hereof, as follows:

4.1Organization.  Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser is not in violation of any of the provisions of its Charter Documents.

4.2Authority and Enforceability.  Purchaser has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transaction contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and any Related Agreements to which it is a party and the consummation of the Transaction contemplated hereby and thereby have been duly authorized by all necessary entity and other action on the part of Purchaser.  This Agreement and any Related Agreements to which Purchaser is a party have been duly and validly executed and delivered by Purchaser and constitute the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to (a) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

4.3Governmental Approvals and Consents.  Except for the requirements of the HSR Act, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and any Related Agreements to which Purchaser is a party or the consummation of the Transaction contemplated hereby and thereby.

4.4No Conflict.  The execution and delivery by Purchaser of this Agreement and any Related Agreement to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby will not, (a) conflict with (i) any provision of the Charter Documents of Purchaser, (ii) any material Contract to which Purchaser, its Affiliates, or any of Purchaser’s properties or assets (whether tangible or intangible) is subject, or (iii) any Legal Requirement or Order applicable to such Purchaser, its Affiliates or Purchaser’s properties or assets (whether tangible or intangible), (b) prevent or delay Purchaser’s ability to consummate the Transaction or (c) require any consent, waiver or approval from or on behalf of any Person.

4.5Litigation.  There is no Action or other suit, claim or proceeding of any nature pending, or to the Knowledge of Purchaser, threatened, against Purchaser or its Affiliates, by or before any Governmental Entity that would be reasonably likely to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or any Related Agreement, nor to the Knowledge of Purchaser is there any reasonable basis therefor.

4.6Availability of Funds.  Purchaser has, and will have as necessary to satisfy in full Purchaser’s obligations related to the Additional Consideration as they arise (i) binding equity commitments from its equityholders and/or (ii) unrestricted cash and cash equivalents (net of any tax liabilities associated with making such cash equivalents available) in an aggregate amount sufficient to permit Purchaser to pay in full when due the Closing Consideration and the Additional Consideration (and any other payment contemplated in this Agreement and to pay all of its fees and expenses related to the Transaction), in each case assuming Purchaser is obligated to pay the maximum amount of such obligation in accordance with its terms.

4.7Brokers and Finders.  Except for J.P. Morgan, no broker, finder or investment banker is entitled to (and Purchaser has not incurred, and will not incur, directly or indirectly, any Liability for) any brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges made by or on behalf of Purchaser in connection with the Agreement or any transaction contemplated hereby; nor will the Shareholders or the Company incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of Purchaser.

4.8No Reliance.  Purchaser specifically acknowledges and agrees that except for the representations and warranties contained in ARTICLE II and III of this Agreement (as qualified by the

Disclosure Schedule hereto), Purchaser is not relying on, and neither the Company, its Subsidiaries, the Shareholders, nor any other Person makes, or has made, any other express or implied representation or warranty with respect to the Company, its Subsidiaries, the Shareholders or the Transaction contemplated by this Agreement. Purchaser specifically acknowledges and agrees to the Company’s, its Subsidiaries’ and the Shareholders’ express disavowal and disclaimer of any other representations or warranties, whether made by any Shareholder, the Company or any of their respective Affiliates, officers, directors, employees, agents or Representatives, and of all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or Representatives.

4.9WDE.  Walker & Dunlop, LLC currently operates WDE and neither Parent, Walker & Dunlop, LLC nor Purchaser are party to any, and to Purchaser’s knowledge there is no, agreement, contract, arrangement or understanding granting any rights of first refusal, option, rights of prior notice, or rights of first negotiations to acquire or to effectuate the consummation of the sale or disposition by Purchaser or Walker & Dunlop, LLC, as the case may be, of all or substantially all of such entity’s assets or such entity’s assets related to WDE, to a Person or group of Persons (other than Parent or any wholly-owned Subsidiaries of Parent), or the assignment by Purchaser or Walker & Dunlop, LLC, as the case may be, of all or substantially all of the rights to the Gross Fee Income of WDE (other than such an assignment to Parent or any wholly-owned direct or indirect Subsidiaries of Parent).

ARTICLE V

CONDUCT OF THE BUSINESS PRIOR TO THE CLOSING

5.1Affirmative Conduct of the Business.  During the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement or the Closing, except (i) for any Pandemic Measures, solely to the extent consistent with the ordinary course since March 15, 2020 until the date of this Agreement, (ii) as expressly permitted or required by this Agreement, (iii) as set forth on Section 5.1 of the Disclosure Schedule, (iv) to the extent that Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (v) as otherwise required by applicable Legal Requirements, the Company shall conduct the business of the Company and its Subsidiaries in the ordinary course consistent with past practices, pay all Taxes of the Company and its Subsidiaries when due (subject to Purchaser’s review and consent to the filing of Tax Returns, as set forth in Section 5.2(o)), pay or perform all other Liabilities and obligations of the Company and its Subsidiaries when due (including the timely withholding, collecting, remitting and payment of all Taxes required under Legal Requirement), and, to the extent consistent with such business, use commercially reasonable efforts to preserve intact the present business organizations of the Company and its Subsidiaries, use commercially reasonable efforts to keep available the services of the present officers and employees of the Company and its Subsidiaries, and use commercially reasonable efforts to preserve the assets (Technology, Intellectual Property Rights, and other intangible assets) and properties of the Company and its Subsidiaries, use commercially reasonable efforts to patch all Log4j Vulnerabilities as soon as possible following each applicable patch being made generally commercially available by the applicable third party, all with the goal of preserving the ongoing businesses of the Company and its Subsidiaries at the Closing; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this Section 5.1 unless such action would constitute a breach of such specific provision of Section 5.2.

5.2Negative Covenants.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except (i) for any Pandemic Measures solely to the extent consistent with the ordinary course since March 15, 2020 until the date of this Agreement, (ii) as expressly permitted or required by this Agreement, (iii) as set forth on Section 5.2 of the Disclosure Schedule, in each subpart that corresponds to the subsection listed below, (iv) as consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (v) as otherwise required by applicable Legal Requirements, the Company shall not, and the Shareholders shall cause the Company to not, without the prior written consent of Purchaser:

(a)cause or permit any modifications, amendments or changes to the Company’s Charter Documents;

(b)other than as expressly set contemplated by this Agreement, declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Shares or split, combine or reclassify any Company Shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Shares, or directly or indirectly repurchase, redeem or otherwise acquire any Company Shares (or options, warrants or other rights convertible into. exercisable or exchangeable for Company Shares);

(c)issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Shares, equity interests, profits interest, profit-sharing or equity-based awards (whether payable in cash, stock or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities;

(d)form, or enter into any commitment to form, a Subsidiary, or acquire, or enter into any commitment to acquire an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(e)make or agree to make any capital expenditure or enter into any commitment or transaction exceeding $25,000 individually or $50,000 in the aggregate (other than the payment of rent or payroll in the ordinary course of business consistent with past practice); provided, however, that the Company may pay ordinary course bonuses to Employees of the Company in the Company’s sole discretion as accounted for in the Working Capital Statement to the extent not discharged before Closing);

(f)acquire or agree to acquire or dispose or agree to dispose of by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire outside the ordinary course of business consistent with past practice any assets that are material, individually or in the aggregate, to the business of the Company and its Subsidiaries;

(g)other than in connection with the provision of products and services to Customers in the ordinary course of business consistent with past practice and with respect to Contracts for Open Source Software in the ordinary course of business consistent with past practice, enter into any agreement, contract or commitment (i) for the sale, lease, license or transfer of any material Company IP, or for the modification or amendment to any material Company IP Contract, (ii) for the purchase or, other than in the ordinary course of business consistent with past practice, license of, any Technology or Intellectual Property Rights, or for the material modification or amendment of any material Company IP Contract with respect to the Technology or Intellectual Property Rights of any Person, or (iii) that changes fees, commissions or other amounts to be received or paid by the Company or any of its Subsidiaries from or to its customers or licensees, or in fees set or charged by Persons who have licensed Intellectual Property Rights or Technology to the Company or any Subsidiary;

(h)enter into any agreement, contract or commitment with any Person for the development of any Technology or Intellectual Property Rights;

(i)modify or remove any Company Privacy Policy, or publish or make available any new Company Privacy Policy;

(j)incur any Indebtedness (other than the obligation to reimburse employees for reasonable travel and business expenses incurred in the ordinary course of the Company’s business consistent with past practices), issue or sell any debt securities, create a Lien (other than Permitted Liens) over any asset of the Company (tangible or intangible) or amend the terms of any outstanding loan agreement;

(k)make any loan to any Person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any Person or amend the terms of any outstanding loan agreement, or amend or guarantee any Indebtedness of any Person;

(l)commence, comprise or settle any Action or threat of any Action by or against the Company or relating to any of their businesses, properties or assets, other than to enforce its rights under this Agreement against Purchaser;

(m)pay, discharge, release, waive or satisfy any claims, rights or Liabilities, other than the payment. discharge or satisfaction in the ordinary course of business consistent with past practice of Liabilities (i) reflected or reserved against on the Current Balance Sheet, or (ii) incurred since the date of the Current Balance Sheet;

(n)adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by changes to GAAP arising after the date hereof;

(o)make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement (other than an agreement entered into in the ordinary course of business not primarily related to Taxes), enter into any transactions giving rise to deferred gain or loss for Tax purposes outside of the ordinary course of business, or amend any Tax Return;

(p)hire, offer to hire any employees or terminate the employment of any employees, other than in the ordinary course of business consistent with past practice;

(q)make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of a severance payment or other change in control payment, retention payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity-based compensation) to any Employee other than as required pursuant to the terms of Employee Plans disclosed in the Disclosure Schedule or Legal Requirements; provided, however, that the Company may pay ordinary course bonuses to Employees of the Company in the Company’s discretion (as accounted for in the Working Capital Statement to the extent not discharged before Closing);

(r)send any written communications (including electronic communications) to Employees regarding this Agreement or the transactions contemplated hereby, or make any representations or issue any communications to Employees, that are contrary to the terms of this Agreement, including any representations regarding offers of employment from Purchaser;

(s)cancel, amend (other than in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any insurance policy of the Company;

(t)revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business consistent with past practice;

(u)engage in any purchase or sale of any interest in real property, grant any security interest in any real property, agree to lease, sublease. license or otherwise occupy any real property, or alter, amend, modify, violate or terminate any of the terms of any Lease Agreements;

(v)relinquish (other than through expiration of a Contract by its terms) any material right in or to any material Company IP or material Company Technology, or permit any item of Registered IP to lapse, be cancelled or otherwise be abandoned;

(w)engage in or enter into any material transaction or commitment outside the ordinary course of business consistent with past practice;

(x)(i) terminate, waive, or amend any Material Contract in a material manner relative to the Contract or the Company’s business or operations, or (ii) enter into any Contract that would have constituted a Material Contract had such Contract been entered into prior to the date hereof; or

(y)take, commit, or agree in writing or otherwise to take, any of the actions described clauses (a) — (x) of this Section 5.2.

5.3Company Control.  Purchaser acknowledges and agrees that (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Closing, and (ii) from the date hereof until the Closing, the Company shall, subject to the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1No Solicitation of Alternative Transaction.

(a)Commencing on the date hereof and continuing at all times until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to the provisions of Section 10.1, the Company and the Shareholders shall not, and the Company and the Shareholders shall not permit any of their respective Representatives to, directly or indirectly: (i) solicit, initiate, seek, consider, encourage. promote, induce or support (or assist in or cooperate with any Person in) any inquiry. proposal or offer from, furnish any non-public information regarding the Company to, or participate in any discussions or negotiations with. any third party regarding (A) any acquisition of all or any material portion of the Business, properties, assets or technologies of the Company, or any amount of Company Shares (whether or not outstanding), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or otherwise (other than the sale of products and services in the ordinary course of business consistent with past practice or the licensing of intellectual property in connection therewith), (B) any joint venture or other strategic investment in or involving the Company (other than an ongoing commercial or strategic relationship in the ordinary course of business), including any new financing, investment round or recapitalization of the Company, or (C) any similar transaction that is not in the ordinary course of business consistent with past practice (each of the transactions described in the preceding clauses (A), (B) and (C) being referred to herein as an “Alternative Transaction”); (ii) disclose any information not customarily disclosed to any Person concerning the Business, properties, assets or technologies of the Company, or afford to any Person access to their respective properties, assets, technologies, books or records, not customarily afforded such access; (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to accept, approve, endorse or recommend) any inquiry, offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Alternative Transaction, (iv) assist or cooperate with any person to make any proposal regarding any Alternative Transaction; (v) submit any Alternative Transaction to the vote of the Shareholders, (vi) consummate or otherwise effect a transaction providing for any transaction contemplated by an Alternative Transaction, or (vii) enter into any Contract with any person providing for an Alternative Transaction.  The Company and the Shareholders shall immediately cease and cause to be terminated any such negotiations, discussions or agreements (other than with Purchaser) regarding any Alternative Transaction.

(b)In the event that the Company, any Shareholder or any of their respective Representatives shall receive, prior to the Closing or the termination of this Agreement in accordance with Section 10.1, any inquiry, offer, proposal or indication of interest regarding a potential Alternative Transaction. or any request for disclosure of information or access of the type referenced in Section 6.1(a)(ii) above, the Company, such Shareholder or such Representative shall (1) if such inquiry, offer, proposal, indication of interest or request is in writing, promptly (and in any event within two (2) Business Days) notify Purchaser thereof, and provide a copy of such inquiry, offer, proposal, indication of interest or request received from a third party, or (2) and if such inquiry, offer, proposal, indication of interest or request is not in writing, promptly (and in any event within two (2) Business Days) notify Purchaser thereof, and provide a written summary within such two (2) Business Days, which summary shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be, and such other information related thereto as Purchaser may reasonably request.  The Company shall, and the Shareholders shall cause the Company to, keep Purchaser fully informed of the status and details of, and any modification to, any such Alternative Transaction, inquiry, proposal, offer or indication of interest, notice or request and any correspondence or communications related thereto and shall provide to Purchaser a complete and accurate copy of such Alternative Transaction, inquiry, proposal, offer or indication of interest notice or request and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

(c)The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.1 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that Purchaser shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.1 and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Representative of the Company or any Shareholder shall be deemed to be a breach of this Agreement by such party.

6.2Access to Information.  Commencing on the date hereof and continuing at all times until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to the provisions of Section 10.1, the Company shall, and the Shareholders shall cause the Company to, afford Purchaser and its Representatives reasonable access, during normal business hours and after reasonable advance notice, during the period from the date hereof and prior to the Closing to (i) all of the properties, books and records and Contracts of the Company, including all Owned Company IP, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by Legal Requirement) of the Company as Purchaser may reasonably request, and (iii) all Employees of the Company who will receive an offer letter from Purchaser or Purchaser’s designee (provided, that, in the case of this subclause (iii), the Company shall provide such access to Purchaser and its Representatives promptly following the date of this Agreement, and in any event, no later than three (3) Business Days after the date hereof) or otherwise prohibit access to any documents or information to the extent that (a) Legal Requirement requires the Company to restrict or otherwise prohibit access to such documents or information, (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (c) access to a Contract to which the Company or a Subsidiary of the Company is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract, or (d) could reasonably be expected to jeopardize the health and safety of any Representative of the Company or its Subsidiaries, including in light of any pandemic or epidemic (including COVID 19), any Pandemic Measures.  In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its commercially reasonable efforts to communicate the applicable information to Purchaser in a way that would not violate the Legal Requirements, Contract or obligation or to waive such a privilege.  Any investigation conducted pursuant to the access contemplated by this Section 6.2 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its applicable Subsidiaries or create a material risk of damage or destruction to any property or assets of the Company or such Subsidiaries.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Purchaser or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.2.  Nothing in this Section 6.2 or elsewhere in this Agreement shall be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.  Notwithstanding the foregoing, any access to any offices of the Company and its Subsidiaries shall be subject to the Company’s reasonable security measures and insurance requirements.

6.3Notification of Certain Matters.  The Company shall, and the Shareholders shall cause the Company to, give prompt notice to Purchaser of the Company becoming aware of any inaccuracy in or breach of any representation, warranty or covenant of the Company or the Shareholders in this Agreement or any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7.2 impossible or not reasonably likely to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall (a) not limit or otherwise affect any remedies available to the party receiving such notice, (b) not constitute an acknowledgment or admission of a breach of this Agreement, or (c) not be deemed to modify, amend or supplement the Disclosure Schedule or the conditions to the obligations of the parties to consummate the Transaction contemplated hereby in accordance with the terms and conditions hereof, or prevent or cure any misrepresentations, breach of warranty or breach of covenant; provided, further, that any unintentional failure to give notice pursuant to this Section 6.3 shall not be deemed to be a breach of covenant under this Section 6.3 (except and only to the extent that such failure is primarily caused by the Company’s failure to maintain reasonable measures for assuring the giving of such notice), but rather shall constitute a breach of the underlying representation, warranty or condition, provided, further, however, that if Purchaser has the right to, but does not elect to, terminate this Agreement within ten (10) calendar days of its receipt of such notice, then Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further (except in the case of any such inaccuracy in or breach of a Fundamental Representation), shall have irrevocably waived its right to indemnification under Article IX with respect to such matter.

6.4Confidentiality; Public Announcement.

(a)From and after the Closing, each Shareholder shall, and shall cause its respective Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all non-public or proprietary information, whether written or oral, concerning the Company and its Subsidiaries (“Confidential Information”), except (a) to the extent that such Shareholder can show that such information (i) is generally available to and known by the public through no fault of the Shareholders, any of their Affiliates or their respective Representatives; (ii) is lawfully acquired by such

Shareholder, any of its Affiliates or their respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (iii) was developed entirely by such Shareholder without reference to any Confidential Information; or (iv) is used as expressly permitted pursuant to the terms and conditions of any Shareholder’s employment with Purchaser or its Affiliates solely during the term of such employment or (b) that such Shareholder or its controlled Affiliates may disclose Confidential Information (i) to its respective Affiliates, partners, prospective partners, investors, prospective investors and Representatives in connection with its normal fund raising, marketing, informational or reporting activities, provided, that, in each case, the recipients of such Confidential Information are subject to customary confidentiality and non-disclosure obligations, (ii) to any regulatory agency, self-regulatory organization, governmental agency or examiner thereof in the course of any routine examinations, investigations, sweeps or inquiries, or (iii) in order to enforce its rights and perform its obligations under this Agreement or any other Related Agreement.  If a Shareholder or any of its Affiliates or their respective Representatives are compelled to disclose any Confidential Information by judicial or administrative process or by other requirements of Law, such Shareholder shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Shareholder is advised by its counsel in writing is legally required to be disclosed, provided that such Shareholder shall, at the sole expense of Purchaser, use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(b)Unless otherwise required by Legal Requirements or NYSE Rules (based upon the reasonable advice of counsel), no party will (nor will any of them permit, as applicable, any of their respective Representatives to), directly or indirectly, issue any statement or communication to any third party (other than its agents, limited partners and Representatives that are bound by confidentiality restrictions and other than communications with third parties to obtain the consents and approvals required under this Agreement and applicable Legal Requirements) regarding the subject matter of this Agreement or the transactions contemplated hereby, without the prior written consent of the Company (if prior to the Closing) or the Securityholder Representative (if following the Closing) and Purchaser, which consent shall not be unreasonably withheld; provided that Purchaser is expressly permitted to make verbal announcements without prior consent of the Securityholder Representative or any Shareholder; provided, further, that nothing herein shall be construed in any way to restrict (i) any such party or such Representative from disclosing any information that is now or hereafter publicly disclosed or generally available to the public other than as a result of breach of this Section 6.4, or (ii) Hearst Corporation or its Affiliates’ media properties from reporting or commenting on the Company or its Subsidiaries, or any of their respective businesses or operations, provided that neither Hearst Corporation or its Affiliates provide such reporters or editors with access to any Confidential Information.  If any such statement or communication is required by applicable Legal Requirements to be made by any party hereto, prior to making such announcements, such party will deliver a draft of such announcement to the other parties and consult with the Company (if prior to the Closing) or the Securityholder Representative (if following the Closing) and Purchaser and allow reasonable time to comment on such disclosure, and to reasonably incorporate any such comments, in advance of such disclosure. Notwithstanding anything herein to the contrary, following the Closing and after the public announcement of the Transaction, the Shareholders shall be permitted to announce the Transaction and the Securityholder Representative shall be permitted to announce that it has been engaged to serve as the Securityholder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

6.5Efforts to Close.  Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the Transaction contemplated hereby as promptly as practicable, including by using commercially reasonable efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Transaction set forth in Article VII to obtain all necessary waivers, consents, approvals and other documents requited to be delivered by such party hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Transaction contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that Purchaser shall not be required to agree to (a) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Purchaser, its Subsidiaries or affiliates or of the Company, (b) the imposition of any limitation on the ability of Purchaser, its Subsidiaries or affiliates or the Company to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Purchaser, the business of the Company, or (c) the imposition of any impediment on Purchaser, its Subsidiaries or affiliates or the Company under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.  Nothing contained in this Agreement shall require Purchaser to litigate with any Governmental Entity.

6.6Contracts and Consents.  The Company shall, and the Shareholders shall cause the Company to, use reasonable best efforts to obtain all consents, waivers and approvals of any Persons party to the Contract listed on Section 6.6(a) of the Disclosure Schedule (the “DP Agreement”) in order for such Contract to remain in full force and effect from and after the Closing in accordance with its terms and to preserve all rights of, and benefits to, Purchaser and the Company under such Contract from and after the Closing (the “DP Consent”).  The DP Consent shall be in a form and substance reasonably acceptable to Purchaser.  In the event that, notwithstanding the Company’s exercise of its reasonable best efforts as required herein, the Company has not obtained the DP Consent by February 28, 2022, then the Company shall, and the Shareholders shall cause the Company to, use reasonable best efforts prior to the Closing to (i) secure replacement Contracts or other arrangements with one or more third parties, which Contracts or other arrangements shall provide the Company, from and after Closing, with in all material respects (as determined to the reasonable satisfaction of Purchaser) at least the same commercial and economic rights and benefits that, but for the Transaction, the Company would be entitled to under the DP Agreement (including as to the nature, quantity and quality and durational term of the data provided to the Company under the DP Agreement) (the “DP Replacement”); and (ii) with Purchaser’s prior approval, terminate the DP Agreement (the “DP Termination”).  In the event that the other parties to the DP Agreement conditions its grant of the DP Consent and/or the DP Termination (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise require in response to the consent request relating to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including other payments under the Contract or the provision of additional security (including a guaranty) (a) the Company shall not, and the Shareholders shall cause the Company to not, make or commit to make any such payment or provide any such consideration without Purchaser’s prior written consent, and (b) if Purchaser provides such consent, any such payment shall be deemed to be a Third Party Expense for all purposes of and under this Agreement.  In the event the Transaction does not close for any reason, Purchaser shall not have any liability to the Company, the Shareholders or any other Person for any costs, claims, Liabilities or damages resulting from the Company seeking to obtain the DP Consent, the DP Replacement, or the DP Termination.

6.7Third Party Expenses.

(a)Except as otherwise provided herein, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.  Without limiting or expanding the foregoing and without duplication, the Company shall be responsible for all fees and expenses incurred by or on behalf of the Company prior to the Closing in connection with this Agreement and the Transaction including:  (i) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by the Company prior to the Closing in connection with the transactions contemplated by this Agreement (whether or not billed or invoiced prior to the Closing); and (ii) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the

Company on account of outstanding Indebtedness of the Company resulting from, or in connection with, the transactions contemplated hereby (it being understood that this clause (ii) shall not include any amounts included in Closing Indebtedness); (clauses (i) and (ii), collectively, the “Third Party Expenses”).  For the avoidance of doubt, (x) no fees and expenses shall be double counted when calculating Third Party Expenses, (y) no Third Party Expenses that are paid prior to Closing shall be deducted in the calculation of the Closing Consideration and (z) any fees, costs and expenses incurred by the Securityholder Representative will be paid through the Securityholder Representative Fund (to the extent available), or otherwise in accordance with Section 9.5.

6.8Consideration Spreadsheet.

(a)At least three (3) Business Days prior to the Closing, the Company shall, and the Shareholders shall cause the Company to, deliver to Purchaser a spreadsheet certified as complete and accurate by the Chief Executive Officer of the Company (the “Consideration Spreadsheet”) setting forth the following information, in form and substance reasonably satisfactory to Purchaser and accompanied by documentation reasonably satisfactory to Purchaser in support of the calculation of the information set forth therein:

(i)calculation of the Closing Cash, the Closing Indebtedness, the Third Party Expenses and the Estimated Working Capital;

(ii)the Incentive Compensation Awards to be issued to the Incentive Compensation Award Recipients;

(iii)(A) the name and address of each Shareholder, (B) the number, class and series of Company Shares held by such Shareholder, (C)  whether any Taxes are to be withheld in accordance with Section 1.3 from the Consideration that such Shareholder is entitled to receive, (D) the Escrow Amount and the Securityholder Representative Fund Amount attributable to such Shareholder, (E) the net cash amount of the Closing Shareholder Proceeds to be paid to such Shareholder after deduction of the amounts referred to in clauses (D), (F) the Additional Consideration payable to such Shareholder and (G) such Shareholder’s Pro Rata Portion and Indemnity Pro Rata Portion;

(iv)(A) the name and address of each Optionholder, (B) the extent to which the Company Options held by such Optionholder are vested as of the Closing, (C) the exercise price per share and the number, class and series of Company Shares underlying such Company Options immediately prior to the Closing, (D) whether the Company Options held by such Optionholder have been exercised, will be cash-settled or have been cancelled, (E) where applicable, the Escrow Amount and the Securityholder Representative Fund Amount attributable to such Optionholder, (F)  the gross cash amount of the Closing Shareholder Proceeds to be paid to such Optionholder, (G) the Additional Consideration payable to such Optionholder, and (H) such Optionholder’s Pro Rata Portion; and

(v)(A) the name and address of each Depositary Receipt Holder, (B) the number of Company DRs held by such Depositary Receipt Holder, (C) the number, class and series of Company Shares underlying such Company DRs immediately prior to the Closing, (D) the Escrow Amount and the Securityholder Representative Fund Amount attributable to such Depositary Receipt Holder, (E) the net cash amount of the Closing Shareholder Proceeds to be paid to such Depositary Receipt Holder by STAK, (F) the Additional Consideration payable to such Depositary Receipt Holder by STAK and (G) such Depositary Receipt Holder’s Pro Rata Portion.

(b)In the event that any information set forth in the Consideration Spreadsheet becomes inaccurate at any time prior to the Closing, the Company shall, and the Shareholders shall cause the Company to, deliver a revised Consideration Spreadsheet, together with a new certification consistent with this

Section 6.8, whereupon such revised Consideration Spreadsheet shall be deemed to be the Consideration Spreadsheet for all purposes of and under this Agreement.

(c)The Company and each Shareholder acknowledges and agrees that Purchaser, Escrow Agent and Purchaser’s agents shall be entitled to rely on the allocation of the Closing Consideration set forth in the Consideration Spreadsheet for purposes of making any payments hereunder, and their obligations to pay any portion of the Closing Consideration will be satisfied to the extent paid in accordance with the terms of the Consideration Spreadsheet.

6.9Resignation of Directors and Officers.  At or prior to the Closing, the Company shall cause the directors and officers of the Company to resign their respective positions as a director and/or officer by sending a written resignation letter with effect as of the Closing Date (the “Resignation Letters”).

6.10Release.  Effective as of the Closing, to the fullest extent permitted by applicable Legal Requirements, each Shareholder, in each case on behalf of himself, herself or itself and each of his, her or its Affiliates (collectively, the “Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, discharges and forever releases the Company and its Affiliates, and each of the successors and assigns, directors, officers, employees, agents, attorneys and representatives of the foregoing (collectively, the “Released Parties”) from any and all past, present and future Actions, disputes, liabilities, rights and causes of action of any kind or nature, whatsoever arising as of or prior to the Closing and relating to any written or oral Contract, agreements or arrangements occurring, existing or entered into by such Shareholder or any such Releaser at any time up to and including the Closing (including, except as otherwise provided in clause (v)(A) below, any right or claim to indemnification, exculpation or expense advancement under the Charter Documents of the Company or its Subsidiaries or any indemnification agreements with the Company or its Subsidiaries), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Legal Requirement or Contract or otherwise at law or in equity, and each of the Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any of Released Parties; provided, however, that, without limiting the other representation, warranties and covenants in this Agreement, the Releaser is not releasing any rights available to the Releaser (i) if such Shareholder is a service provider of the Company or any of its Subsidiaries, (A) any entitlement to salary, cash bonuses, or other compensation earned or accrued by or for the benefit of such Shareholder prior to the Closing in respect of services performed by such Shareholder as an employee, consultant, professional advisor or other service provider prior to the Closing in the ordinary course of business consistent with past practices, in each case, to the extent included in the calculation of the Estimated Working Capital in the Closing Financial Statement, (B) any right to expense reimbursements for reasonable and necessary business expenses incurred, documented and submitted prior to the Closing and consistent with the prior policies and practices of the Company and its Subsidiaries, or (C) any right to unreimbursed claims under employee health and welfare plans to the extent consistent with terms of applicable governing plan documents and any entitlement to continuation coverage benefits or any other similar benefits required to be provided by Legal Requirement, (ii) any rights following the Closing to receive any portion of the Consideration with respect to any Company Securities owned by such Shareholder as of immediately prior to the Closing, in each case, on and subject to the terms and conditions of this Agreement, (iii) any rights following the Closing to receive payments under this Agreement, in each case, on and subject to the terms and condition of this Agreement, (iv) any rights or defenses available to such Shareholder under (A) this Agreement, (B) any agreement entered into by such Shareholder in connection with the Closing, or (C) any other agreement between such Shareholder, on the one hand, and Purchaser or its Affiliates, on the other hand, in connection with the transactions contemplated by this Agreement (whether executed at, prior to, or following the Closing), (v) if such Shareholder is a director or officer of the Company or any of its Subsidiaries, any rights to continuing indemnification, exculpation or expense advancement under (A) any agreement or arrangement (including under Charter Documents) between such Shareholder and the Company or any of its Subsidiaries existing as of the date of this Agreement and providing rights of indemnification, exculpation or expense advancement to such Shareholder by the Company or its Subsidiaries (except for any such right to indemnification, exculpation or expense advancement in respect of a matter subject to an Indemnification Claim for which such Shareholder has or may have an indemnification obligation under Section 9.2(a)), or (B) pursuant to the Tail Policy with respect to claims or Actions arising out of (or purporting to arise out of) matters occurring at or prior to the Closing, or (vi) any claims that cannot be released as a matter of Legal Requirement.

6.11Tax Matters.

(a)Purchaser shall timely file or cause to be timely filed, all Tax Returns with respect to taxable periods that end on or before the Closing Date that are required to be filed by, or with respect to, the Company or its Subsidiaries after the Closing (the “Pre-Closing Tax Returns”) and the Shareholders shall remit to Purchaser the Pre-Closing Taxes due with respect to such Pre-Closing Tax Returns no later than five (5) days prior to the due date for payment. Purchaser  shall prepare such Pre-Closing Tax Returns in a manner consistent with the past practice of the Company or the applicable Subsidiary unless otherwise required by applicable Legal Requirements.  At least thirty (30) days before the due date of any income or other material Pre-Closing Tax Return (taking into account any extensions), or in the event that the filing due date is within thirty (30) days of the end of the relevant taxable period, as soon as practicable before the filing date, Purchaser shall deliver such Pre-Closing Tax Return to the Securityholder Representative for the Securityholder Representative’s review and comment, and shall consider any comments provided by the Securityholder Representative to Purchaser within fifteen (15) days after receipt by the Securityholder Representative of any such Pre-Closing Tax Return.  If the Securityholder Representative does not provide any written comments within fifteen (15) days, the Securityholder Representative shall be deemed to have accepted such Pre-Closing Tax Return.

(b)Purchaser shall prepare and timely file, or cause to be prepared or timely filed, all Tax Returns that are required to be filed by, or with respect to, the Company or its Subsidiaries for any Straddle Period (the “Straddle Period Returns”), and Pre-Closing Taxes due with respect to such Straddle Period Returns shall be paid in accordance with Section 9.3(d). Purchaser shall prepare such Straddle Period  Returns in a manner consistent with the past practice of the Company or the applicable Subsidiary unless otherwise required by applicable Legal Requirements.  At least thirty (30) days before the due date of any income or other material Straddle Period Return (taking into account any extensions), that shows a Tax for which the Shareholders are liable pursuant to this Agreement, or in the event that the filing due date is within thirty (30) days of the end of the relevant taxable period, as soon as practicable before the filing date, Purchaser shall deliver such Straddle Period  Return to the Securityholder Representative for the Securityholder Representative’s review and comment, and shall consider any reasonable comments provided by the Securityholder Representative to Purchaser within fifteen (15) days after receipt by the Securityholder Representative of any such Straddle Period Return.  If the Securityholder Representative does not provide any written comments within fifteen (15) days, the Securityholder Representative shall be deemed to have accepted such Straddle Period Return. Notwithstanding anything to the contrary contained herein, the parties hereto agree that Purchaser shall be entitled to make an election under Section 338 of the Code with respect to its purchase of the Company Shares.

(c)Unless required by applicable Legal Requirement, neither Purchaser nor any Affiliate of Purchaser shall (or shall cause or permit the Company or any of its Subsidiaries to) (i) amend, re-file, or otherwise modify any Tax Return relating in whole or in part to a Pre-Closing Tax Period of the Company or any of its Subsidiaries, (ii) make or change any Tax election, or adopt or change any accounting method or practice, with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of the Company or any of its Subsidiaries, or (iii) make any application under any voluntary disclosure, amnesty or similar program with respect to any Pre-Closing Tax Period of the Company or any of its Subsidiaries, in each case without the prior written consent of the Securityholder Representative, which consent shall not be unreasonably withheld, conditioned, or delayed.

(d)The Shareholders shall be entitled to retain or receive immediate payment from Purchaser or any of its Affiliates (including, without limitation, the Company and is Subsidiaries) of any refund or credit with respect to Taxes (including, without limitation, refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise), to the extent not taken into account in determining Working Capital, with respect to any Pre-Closing Tax Period related to the Company or any of its Subsidiaries, net of all reasonable out-of-pocket expenses (including Taxes) and actually received by Purchaser or any of its Affiliates (including, without limitation, the Company and its Subsidiaries); provided, however, that in the event that any such Tax refund or credit for overpayment that is paid over to the Shareholders pursuant to this Section 6.11(d) is subsequently reduced or denied by any Governmental Entity, the Shareholders shall pay such applicable amounts (including any interest, penalties and additions to Tax payable to the applicable Governmental Entity with respect to such reduced or denied Tax refund or credit) to Purchaser immediately after receiving Purchaser’s demand therefor.

(e)The Securityholder Representative and Purchaser shall each provide the other, and Purchaser shall cause the Company to provide the Securityholder Representative, with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes of the Company or any of its Subsidiaries.  Without limiting the generality of the foregoing, Purchaser shall retain, and shall cause the Company to retain, and the Securityholder Representative shall retain (to the extent not already retained by the Company or any of the Company Subsidiaries), until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such Tax Returns for all Tax periods or portions thereof ending on or before the Closing Date and shall not destroy or otherwise dispose of any such records without first providing Purchaser and the Securityholder Representative, as applicable, with a reasonable opportunity to review and copy the same.  Purchaser and the Securityholder Representative shall each bear its own expenses in complying with the provisions of this Section 6.11(e).

(f)After the Closing, each of Purchaser and Securityholder Representative shall notify the other in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim, of which such party has been informed in writing by any taxing authority, on Purchaser or the Company or any of its Subsidiaries which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under this Agreement.  Such notice shall contain factual information (to the extent known to the Securityholder Representative, Purchaser, or the Company) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability; provided that failure to provide such notice shall not affect the Shareholders’ obligation to indemnify for any Loss arising out of such asserted Tax liability, except and solely to the extent that failure to give such notice actually and materially prejudices the Shareholders.  In the case of a Tax audit or administrative or judicial proceeding with respect to the Company or any of its Subsidiaries following the Closing Date (a “Contest”) that solely relates to Tax Periods that end on or prior to the Closing Date, the Securityholder Representative shall have the sole right, at the Shareholders’ expense, to control the conduct of such Contest; provided, however, that (1) Purchaser shall have the right to fully participate in any such Contest and (2) the Securityholder Representative shall not settle, discharge, or otherwise dispose of any such Contest without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned, or delayed.  Purchaser shall control and shall have the right to discharge, settle, or otherwise dispose of all other Contests; provided, however, that (x) the Securityholder Representative shall have the right to fully participate in any such Contest that could reasonably be expected to result in the Shareholders being liable to indemnify Purchaser under this Agreement, and (y) Purchaser shall not settle, discharge, or otherwise dispose of any such Contest described in clause (x) without the prior written consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned, or delayed.  Purchaser and the Securityholder Representative or the Shareholders agree to cooperate, and Purchaser agrees to cause the Company to cooperate, in the defense against or compromise of any claim in any Contest.

(g)In the event the Wage Tax Agreement is not signed between the relevant parties, the Securityholder Representative shall have full control of the procedure with the Dutch tax authorities regarding the valuation of Vested Company Options held by the Dutch Optionholders; provided, however, that (x) Purchaser shall have the right to fully participate in any discussion with the Dutch tax authorities in relation to the Company Equity Plan and the Purchaser may provide any comments it may have on the draft documentation drafted by the Securityholder Representative within 10 Business Days after receipt thereof and the Securityholder Representative shall incorporate all reasonable comments of the Purchaser, and (y) the Securityholder Representative shall not settle any such discussions with the Dutch tax authorities about the Company Equity Plan without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned, or delayed. Purchaser agrees to cooperate, and Purchaser agrees to cause the Company to cooperate, in any such discussions with the Dutch tax authorities. Purchaser and the Company shall provide the Securityholder Representative with such information and render such assistance as is necessary and reasonable and shall cause the respective officers, employees, agents, and accountants that have been involved with the settlement of the Company Equity Plan to cooperate fully therewith. The Securityholder Representative will not take any positions that may prejudice or otherwise cause a material adverse change in the Tax position of the Company or its Subsidiaries. For the avoidance of doubt, any costs resulting from such procedure will be for the account of the Shareholders in accordance with Section 9.2(a)(viii).

(h)Notwithstanding anything to the contrary in this Agreement, the Securityholder Representative shall have no access to any consolidated, combined, unitary, or similar, federal, state, local or foreign jurisdiction income Tax Returns in which the Company is included (in whole or in part) and with respect to which Purchaser is a member, or any work papers, documents, books, records, data, or other information pertaining thereto, filed by Purchaser and its Affiliates, except as it reasonably relates to the Company and its Subsidiaries.

(i)All Tax sharing agreements or similar agreements (excluding agreements entered into in the ordinary course of business not principally relating to Taxes) with respect to or involving the Company or its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, none of Purchaser, the Company, or any of their respective Subsidiaries or other Affiliates shall be bound thereby or have any liability thereunder.

(j)All Transfer Taxes (including any penalties and interest) incurred in connection with the purchase and sale of the Company Shares shall be borne fifty percent (50%) by the Shareholders and fifty percent (50%) by Purchaser. The Person(s) required to do so under applicable law will file, or cause to be filed, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fees, and charges. If required by applicable Law, Purchaser will join in the execution of any such Tax Return.

6.12Books and Records.

(a)In order to facilitate the resolution of any claims made against or incurred by any Shareholder prior to the Closing, or for any other reasonable purpose, for a period of four years after the Closing, Purchaser shall:

(i)retain the books and records (including personnel files) of the Company and its Subsidiaries relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company and its Subsidiaries; and

(ii)upon reasonable notice, afford the Representatives of each Shareholder reasonable access (including the right to make, at such Shareholder’s expense, photocopies), during normal business hours, to such books and records;

(b)In order to facilitate the resolution of any claims made by or against or incurred by Purchaser or the Company after the Closing, or for any other reasonable purpose, for a period of four years following the Closing, each of Teun van den Dries and Sander Mulders shall:

(i)retain the books and records of such Shareholder that relate to the Company and its Subsidiaries and their respective operations for periods prior to the Closing; and

(ii)upon reasonable notice, afford the Representatives of Purchaser or the Company reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records;

(iii)Neither Purchaser, Teun van den Dries nor Sander Mulders shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.12 where such access would violate any Legal Requirement.

6.13D&O Indemnification; Tail Policy.

(a)Subject to, and without limiting or derogating from, the releases in Section 6.10, Purchaser agrees that (i) all rights of the individuals who on or prior to the Closing Date were directors or officers of the Company or its Subsidiaries (collectively, the “D&O Indemnitees”) to indemnification and exculpation from liabilities for acts or omissions in their capacity as directors or officers of the Company or its Subsidiaries occurring on or prior to the Closing Date as provided in (A) the Charter Documents of the Company or its Subsidiaries or (B) any indemnification agreements with the Company or its Subsidiaries disclosed in the Disclosure Schedule, shall survive the Closing Date and shall continue in full force and effect in accordance with their terms, and (ii) such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law or approved in writing by such D&O Indemnitees.  In addition (but subject to, and without limiting or derogating from, the releases in Section 6.10), during the period commencing at the Closing and ending on the sixth anniversary of the Closing, the Company and its Subsidiaries shall (and Purchaser shall cause the Company and its Subsidiaries to) cause the Charter Documents of the Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Charter Documents of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner, except as required by applicable Legal Requirements.

(b)Prior to the Closing, the Company shall purchase tail insurance coverage for the Company’s directors and officers, which shall provide such directors and officers with coverage for six (6) years commencing as of the Closing with respect to claims arising out of acts or omissions occurring at or prior to the Closing Time (the “Tail Policy”), and with the premium for the Tail Policy for such six (6)-year term to be paid as a Third Party Expense.  No later than three (3) Business Days prior to the Closing Date, the Company shall provide to Purchaser a copy of the invoice from the applicable insurance carrier with respect to such premium due and payable to such insurance carrier as of the Closing Date.

(c)If Purchaser or the Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations of Purchaser and the Company set forth in this Section 6.13.

6.14Employees.  For a period of no less than twelve (12) months following the Closing Date,

Purchaser shall use commercially reasonable efforts to provide (or cause the Company or its applicable Subsidiaries to provide) each employee of the Company or any of its Subsidiaries who remains an employee of the Company, Purchaser or any Subsidiary of the Company or Purchaser following the Closing (the “Continuing Employees”) with levels of total compensation, including base salary rate and target bonus opportunity and commission, and employee benefits that are substantially similar in the aggregate to the levels of total compensation and employee benefits provided by the Company or its Subsidiaries as of immediately prior to the Closing.  For purposes of determining eligibility to participate, vesting and entitlement to benefits, but not for the purposes of accrual of benefits, where length of service is relevant under any benefit plan or arrangement (other than a defined benefit plan, equity incentive compensation or any plans offering dental benefits, long-term disability coverage or service awards) of Purchaser or its Subsidiaries, Purchaser shall make commercially reasonable efforts to provide Continuing Employees who are classified as W-2 employees of the Company as of the Closing, Purchaser or their respective Subsidiaries with service credit under Purchaser’s (or its applicable Subsidiary’s) benefit plans or arrangements for their period of service with the Company and its Subsidiaries prior to the Closing except where doing so would cause a duplication of benefits.  Purchaser shall make commercially reasonable efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable laws.  Nothing in this Section 6.14 shall (i) prevent Purchaser (or any of its Subsidiaries) from changing its compensation structure or employee benefit programs, (ii) require Purchaser (or any of its Subsidiaries) to continue to employ any particular Continuing Employee following the Closing Date for any period of time, or (iii) obligate Purchaser to provide any particular type or amount of compensation or benefits to any employee, including any Company employee, or create any third-party beneficiary rights in any employee or service provider (including any beneficiary or dependent thereof) of the Company or any Company Subsidiary.

6.15Retention Pool.  Following the Closing, Purchaser will establish a retention pool comprising such portion of the Closing Cash in an aggregate amount equal to the Aggregate Option Exercise Price (the “Purchaser Retention Pool”).  Purchaser shall pay cash awards from Purchaser Retention Pool to the Continuing Employees in the amounts and pursuant to the payment schedule(s) set forth in Schedule A attached to the Letter Agreement.

6.16Non-Competition; Non-Solicitation.

(a)Non-Competition.  As a material inducement to Purchaser to enter into and perform its obligations under this Agreement, during the period beginning on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date (the “Non-Compete Period”), the Persons listed on Schedule C (each a “Restricted Person”) agree not to, directly or indirectly, either for himself, herself or for any other Person, own, operate, manage, control, engage in, participate in, invest in, permit its name to be used by, act as consultant or advisor to, render services for (alone or in association with any Person) or otherwise assist in any manner or any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise which directly or indirectly engages or proposes to engage in activities competitive with the Company Business (as presently conducted as of the Closing) anywhere in the United States; provided that the ownership of less than 1% of the outstanding stock of any publicly traded corporation shall not be deemed to be engaging solely by reason thereof in any such activities, venture or enterprise; provided further that the provisions of this Section 6.16(a) shall not prohibit any Restricted Person from (a) performing any services for the Company or its Subsidiaries, (b) working as an employee or acting as a consultant or contractor to a Person that may be engaged in activities competitive with the Business (a “Competitive Enterprise”) but only to the extent such Restricted Person does not personally engage in any such activities and performs services exclusively in a division, subsidiary or affiliated entity of the Competitive Enterprise that does not engage in such activities; (c) working for or becoming employed or engaged by a venture capital, private equity or debt fund that owns equity interests in Competitive Enterprises so long as such Restricted Person does not serve as an officer, employee, advisor, or consultant to any such Competitive Enterprise; or (d) engaging in any academic research (without any commercial element thereto), teaching or related academic and non-commercial activity that covers any business or technologies substantially similar to the Business.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.16(a) is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

(b)Non-Solicitation.  Each Shareholder (excluding the Optionholders (but, for the avoidance of doubt, not excluding any Shareholders who are (a) Continuing Employees or (b) non-Continuing Employees who are Employees as of immediately before Closing) and/or STAK to the extent STAK holds any Company Shares) agrees that, during the Non-Compete Period, such Shareholder (i) shall not, and shall cause its Controlled Affiliates not to, contact, approach or solicit a current employee of Purchaser or any of its Subsidiaries for the purpose of soliciting or otherwise inducing such employee to cease to provide (or to reduce the scope of) such Person’s services to Purchaser or any of its Subsidiaries for any reason, without the prior written consent of Purchaser; provided, however, that this Section 6.16(b)(i) shall not prohibit any such Shareholder from (x) conducting any general solicitations in a newspaper, trade publication or other periodical or web posting not specifically targeted at any Person employed by the Company or its Subsidiaries, or (y) participating in job fairs, career fairs or similar recruiting events; and (ii) shall not induce or attempt to induce any Customer or other business relation of the Company or its Subsidiaries to cease or reduce the scope of such Customer’s or other entity’s relationship with the Company or its Subsidiaries.  For purposes of this Section 6.16(b), “Controlled Affiliate” means, with respect to, (x) Hearst Ventures, Inc., its Subsidiaries, and (y) any Shareholder that is an investment fund (including a venture capital fund, private equity fund, or other investment fund), other than Hearst Ventures, Inc., all other such investment funds controlled by or under common control with such Shareholder and any other Affiliate of such Shareholder other than a Non-Controlled Affiliate, and “Non-Controlled Affiliate” means all portfolio companies of any such investment fund(s) controlled by or under common control with such Shareholder, whether or not such portfolio companies are controlled by such investment fund(s).

(c)Remedy for Breach.  Each Restricted Person and each Shareholder acknowledges and agrees that in the event of a breach or alleged breach by such Person of any of the provisions of this Section 6.16, monetary damages shall not constitute a sufficient remedy.  Consequently, in the event of any such breach or alleged breach, Purchaser and its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance, injunctive relief, or both, or any other equitable remedies available to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages.

6.17Payoff Letters.  No later than three (3) Business Days prior to the Closing Date, the Company shall, and the Shareholders shall cause the Company to, obtain from each holder of Closing Indebtedness (other than for Closing Indebtedness pursuant to clause (v) of the Indebtedness definition), if any, and deliver to Purchaser, an executed payoff letter, in form and substance reasonably acceptable to Purchaser, setting forth: (i) the amounts required to pay off in full on the Closing Date, such Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) upon payment of such amounts, a release of the Company; and (iii) the commitment of the creditor to release all Liens, if any, relating to such Indebtedness that the creditor may hold on any of the assets of the Company prior to the Closing Date (each, a “Payoff Letter”).

6.18Restrictions on Transfer.  Unless this Agreement is validly terminated pursuant to Section 10.1, no Shareholder shall, directly or indirectly, other than with the prior written consent of Purchaser or as expressly provided in this Agreement:

(a)sell, gift, assign, transfer (including by merger, combination, or otherwise by operation of law, unless such transfer cannot be avoided under applicable Legal Requirements or for assignments or other transfers that occur upon interspousal disposition pursuant to a domestic relations proceeding or the death of such Shareholder pursuant to the terms of any trust or will of such Shareholder or by the Legal Requirements of intestate succession), pledge, encumber or otherwise dispose of any of the Company Shares owned by such Shareholder or any voting rights in respect thereof (each a “Transfer”) or enter into any Contract, with respect to any Transfer;

(b)deposit any of the Company Shares owned by such Shareholder into a voting trust or enter into a voting agreement or arrangement or voting pool with respect to such Company Shares, or grant any proxy or power of attorney with respect to such Company Shares or call meetings of the Shareholders or give consents or approvals of any kind in connection with such Company Shares other than as expressly contemplated in this Agreement; or

(c)reduce such Shareholder’s beneficial ownership of, or interest in (by entering into hedging transactions or otherwise), the Company Shares owned by such Shareholder.

6.19Section 280G Approval.

(a)The Company shall have obtained prior to the initiation of the requisite shareholder approval procedure under Section 6.19(b) below, a waiver of the right to receive payments and/or benefits that reasonably could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”) from each Person who, with respect to the Company, reasonably could be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and who, with respect to the Company, reasonably might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and the Company shall have delivered each such Parachute Payment Waiver to Purchaser on or before the Closing Date.

(b)Prior to the Closing Date, the Company shall use its reasonable best efforts to obtain the approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 6.19(a), might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code or that would be subject to an excise tax by reason of Section 4999 of the Code, with such shareholder approval to be solicited in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the regulations thereunder, including Q-7 of Section 1.280G-1 of such regulations.  The Parachute Payment Waivers and documents to be provided to the Company’s shareholders in connection with the solicitation of shareholder approval shall be furnished to Purchaser and Purchaser’s representatives within a reasonable time prior to delivery to the shareholders, and the Company shall consider in good faith any comments made by Purchaser or Purchaser’s representatives regarding the content of such documents.

6.20Further Assurances.  Each of Purchaser, the Company, the Securityholder Representative, and the Shareholders, at the request of the other party or parties (as the case may be), shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Transaction.

ARTICLE VII

CONDITIONS TO THE TRANSACTION

7.1Conditions to Obligations of Each Party.  The respective obligations of the Company, the Shareholders and Purchaser to effect the Transaction shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a)Regulatory Approvals.  The approvals and waiting periods under the HSR Act and all other approvals, authorizations and consents of any Governmental Entities required to be obtained prior to the Closing in connection with the Transaction contemplated hereby shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents as well as any agreement with any Governmental Entities not to close the Transaction shall have been expired or terminated.

(b)No Prohibitive Laws; No Injunctions.  No Governmental Entity shall have enacted. issued. promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Transaction or any other transaction contemplated by this Agreement illegal or otherwise prohibits or otherwise restrains the consummation of the Transaction or any other transaction contemplated by this Agreement.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of making the Transaction or any other transaction contemplated by this Agreement illegal or otherwise prohibits or restrains the consummation of the Transaction or any other transaction contemplated by this Agreement.

(c)Shareholders Resolution.  A duly adopted shareholders resolution of the Company, in form and substance reasonably acceptable to Purchaser approving the Transaction.

7.2Conditions to Obligations of Purchaser.  The obligations of Purchaser to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a)Representations and Warranties.

(i)Representations and Warranties Concerning the Company.  The representations and warranties made by the Company in Article II (other than the Fundamental Representations) shall have been true and correct on the date they were made and shall be true and correct on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties of the Company made only as of a specified date, which shall be true and correct as of such date), except for any such representations and warranties where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be likely to have a Company Material Adverse Effect (it being understood that all qualifications and exceptions in such representations and warranties relating to materiality or “Company Material Adverse Effect” shall be disregarded, other than in the case of Section 2.9 and Section 2.13).

(ii)Shareholders’ Representations and Warranties.  The representations and warranties of the Shareholders in Article III (other than the Fundamental Representations) that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties of the Shareholders made only as of a specified date, which shall be true and correct in all material respects as of such date).  The representations and warranties of the Shareholders in Article III (other than the Fundamental Representations) that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties of the Shareholders made only as of a specified date, which shall be true and correct in all respects as of such date).

(iii)Fundamental Representations.  Each of the Fundamental Representations (other than the representations and warranties in Section 2.10 and Section 2.13) shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties made only as of a specified date, which shall be true and correct in all respects as of such date).  The representations and warranties contained in Section 2.10 and Section 2.13 (A) shall (in the case of any such representation or warranty not qualified by materiality or Company Material Adverse Effect) have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date), and (B) shall (in the case of any such representation or warranty qualified by materiality or Company Material Adverse Effect) have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties made only as of a specified date, which shall be true and correct in all respects as of such date).

(b)Covenants.

(i)Company Covenants.  The Company shall, and the Shareholders shall have caused the Company to, have performed and complied in all material respects with all covenants and obligations under this Agreement relating to actions to be taken (or not taken) by the Company prior to the Closing.

(ii)Shareholders’ Covenants.  Each Shareholder shall have performed and complied in all material respects with all of its, his or hers, as the case may be, covenants and obligations under this Agreement required to be performed and complied with by such Shareholder prior to the Closing.

(c)No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)Litigation.  There shall be no Action of any kind or nature brought by any Governmental Entity or any other Person (and still pending) or overtly threatened by any Governmental Entity or any other Person against Purchaser, the Shareholders, the Company, or any of their respective Subsidiaries, or any of their respective properties or any of their respective directors or officers (in their capacities as such) that (i) arises out of, or is in any way connected with, this Agreement, the Transaction or any other transaction contemplated hereby and seeks a material amount of damages, (ii) seeks to prohibit the consummation of the Transaction or any other transaction contemplated hereby, (iii) seeks to impose limitations on the ability of Purchaser or any Shareholder to consummate the Transaction contemplated by this Agreement, or (iv) seeks to impose limitations on the ability of Purchaser to effectively exercise full rights of ownership of all Company Shares.

(e)Employee Matters.  Each of the Employment Agreement Amendments, if executed prior to Closing, shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto; and no Key Employee shall have terminated his or her employment with the Company or any of its Subsidiaries or expressed an intention to terminate or taken action toward terminating his or her such employment at or prior to the Closing, or with the Company, such Subsidiary, Purchaser or its designee following the Closing.

(f)Option Conversions, Settlement or Automatic Cancellation.  The holders of Vested Company Options shall be granted the opportunity to indicate whether they wish to exercise or cash-settle their Vested Company Options pursuant to Section 1.1(b) through the online reward plan administration tool of ABN AMRO, called tOption within six (6) Business Days of the date of notification.

(g)Other Deliverables.  Purchaser shall have received all of the documents and other deliveries contemplated in Section 8.1 at the time and in the manner and form provided in Section 8.1.

7.3Conditions to Obligations of the Company and the Shareholders.  The obligations of the Company and the Shareholders to effect the Transaction shall be subject to the satisfaction at or prior to the Closing of the following conditions, which may be waived, in writing, exclusively by the Company:

(a)Representations and Warranties.  The representations and warranties made by Purchaser in Article IV that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties of Purchaser made only as of a specified date, which shall be true and correct in all material respects as of such date).  The representations and warranties of Purchaser that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as if such representations and warranties were made on and as of such date (other than any such representations and warranties of Purchaser made only as of a specified date, which shall be true and correct in all respects as of such date).

(b)Covenants.  Purchaser shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by it prior to the Closing.

7.4Frustration of Closing Conditions.  No party hereto may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, if such failure was caused primarily by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

CLOSING DELIVERABLES

8.1Closing Deliverables of the Company.  At or prior to the Closing, the Company shall (and the Shareholders shall have caused the Company to) deliver or cause to be delivered:

(a)Key Employee Agreements.

(i)Each of the Employment Agreement Amendments executed by each Key Employee.

(ii)Each of the Incentive Compensation Awards executed by each Incentive Compensation Award Recipient.

(b)Escrow Agreement.  The Escrow Agreement validly executed by the Securityholder Representative.

(c)Letter Agreement.  The Letter Agreement validly executed by the Company.

(d)Closing Financial Statement.  The Closing Financial Statement, which shall be certified in writing as complete and accurate by the Company.

(e)Consideration Spreadsheet.  The Consideration Spreadsheet, which shall be certified in writing as complete and accurate by the Company.

(f)Resignation Letters.  The Resignation Letters, validly executed by the applicable directors and officers.

(g)Shareholders Resolution. The shareholders resolution of the Company described in Section 7.1(c).

(h)Notarial Powers of Attorney.  Duly signed notarial powers of attorney of the Company and all Shareholders in respect of the Deed of Transfer, legalized and apostilled if requested by the Notary.

(i)Registers.  The original Shareholder register of the Company and the original register of Company DRs.

(j)Company Options.  With respect to those Optionholders that have duly indicated their intention to exercise or cash settle all or part of their Vested Company Options, evidence, reasonably satisfactory to Purchaser, of such indicated intention by such Optionholders and the further actions regarding such exercise or cash-settlement, as applicable, as set out in Section 1.1(b).

(k)Payoff Letters.  The Payoff Letters, if any, duly executed as provided in Section 6.17.

(l)Tail Policy.  Evidence reasonably satisfactory to Purchaser of a Tail Policy effective as of Closing (subject only to payment of the required premium as contemplated by Section 6.13).

(m)Consents.  Evidence reasonably satisfactory to Purchaser that the Company has obtained either (i) the DP Consent, or (ii) the DP Replacement and, if applicable, the DP Termination.

(n)Certificates of Good Standing.  Certificates of appropriate Governmental Entities in each U.S. jurisdiction in which a Company Subsidiary is required to qualify to do business as to the due qualification and good standing (including tax) of such Subsidiary in each such jurisdiction.

(o)Terminations.  Evidence reasonably satisfactory to Purchaser that the agreements listed on Section 8.1(o) of the Disclosure Schedule shall have terminated as of or prior to the Closing.

(p)FIRPTA.  A certificate that satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3) and a properly executed notice as described in Treasury Regulation Section 1.897-2(h) for each Subsidiary of the Company that is treated as a domestic corporation for U.S. federal income tax purposes.

(q)Confirmatory Assignments. The Confirmatory Assignments validly executed by the Persons listed on Section 8.1(q) of the Disclosure Schedule.

(r)Closing Certificates.

(i)a certificate from the Company (the “Company Certificate”), validly executed by the Chief Executive Officer of the Company, to the effect that, as of the Closing, the conditions set forth in Sections 7.2(a)(i), 7.2(a)(ii), 7.2(a)(iii) (with respect to the Fundamental Representations of the Company and the Shareholders), 7.2(b)(i) and 7.2(b)(ii) have been satisfied; and

(ii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer (the “Company Authorization Certificate”), certifying the (A) Charter Documents of the Company, including all amendments thereto, as amended to date, (B) the written consent of the Board of the Directors of the Company unanimously adopting this Agreement and approving the Transaction, and (C) written consent of the Shareholders, adopting this Agreement and approving the Transaction (as contemplated by Section 7.1(c)).

8.2Closing Deliverables of Purchaser.  At the Closing, Purchaser shall deliver (or cause to be delivered):

(a)Closing Payments.

(i)The Closing Shareholder Proceeds to the Paying Agent for the benefit of the Shareholders or to the Paying Agent or the Company for the benefit of the Optionholders, as applicable, in accordance with Section 1.1(c).

(ii)The Escrow Cash to the Escrow Agent.

(iii)An amount in cash equal to the Securityholder Representative Fund Amount to the Securityholder Representative.

(iv)All Third Party Expenses to such payment recipients, in accordance with written instructions (including account and wire transfer instructions) that shall be delivered by the Company to Purchaser no later than three (3) Business Days prior to the Closing Date.

(v)All Closing Indebtedness, if any, to the applicable lender(s) in accordance with the Payoff Letters (which shall include relevant account and wire transfer instructions) that shall be delivered by the Company to Purchaser no later than three (3) Business Days prior to the Closing Date.

(b)Key Employee Agreements.

(i)Each of the Employment Agreement Amendments validly executed by Purchaser.

(ii)Each of the Incentive Compensation Awards validly executed by Purchaser.

(c)Escrow Agreement.  The Escrow Agreement validly executed by Purchaser and the Escrow Agent.

(d)Letter Agreement.  The Letter Agreement validly executed by Parent.

(e)Notarial Power of Attorney.  Duly signed notarial power of attorney of Purchaser in respect of the Deed of Transfer.

8.3Execution of the Deed of Transfer.  At the Closing, upon receipt by the relevant Parties of all Closing deliverables and satisfaction or waiver (if applicable and permissible hereunder) of the other conditions set forth in Article VII, the Shareholders, Purchaser and the Company shall instruct the Notary to execute the Deed of Transfer.

ARTICLE IX

INDEMNIFICATION

9.1Survival of Representations and Warranties.  The representations and warranties of the Company and the Shareholders contained in Article II and Article III shall survive until 11:59 p.m. (Pacific time) on the date that is fifteen (15) months following the Closing Date (the date of expiration of such period, the “Expiration Date”); provided, however, that (a) in the event of Fraud with respect to a representation or warranty in this Agreement or the Related Agreements, such representation or warranty shall survive indefinitely; (b) the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Authority and Enforceability), Section 2.6 (Company Capital Structure), Section 2.25 (Brokers and Finders), Section 3.1 (Ownership of Company Shares), Section 3.3 (Authority) and Section 3.5 (Brokers and Finders) of this Agreement shall survive the Closing indefinitely; (c) the representation and warranties contained in Section 2.10 (Tax Matters) shall survive for a period of sixty (60) days after the expiration of all applicable statutes of limitations in respect of the matters addressed by such representations and warranties (including all periods of waiver, mitigation or extension thereof, whether automatic or permissive); and (d) the representations and warranties contained in Section 2.13 (Intellectual Property) shall survive until the longer of (x) until 11:59 p.m. (Pacific time) on the date that is forty-eight months (48) months following the Closing Date, or (y) the full period of all applicable statutes of limitations (including all periods of waiver, mitigation or extension thereof, whether automatic or permissive) plus 60 days; and provided, further, that any such representation or warranty made by the Company or the Shareholders in this Agreement or the Related Agreements shall survive beyond the Expiration Date or other survival period specified in this Section 9.1 with respect to any inaccuracy therein or breach thereof if a claim is properly made in good faith hereunder prior to the expiration of the survival period for such representation or warranty, in which case such representation or warranty shall survive solely as to such claim until such claim has been finally resolved.  The representations and warranties referenced in Section 9.1(b), (c) and (d) are collectively referred to as the “Fundamental Representations.”  The representations and warranties of Purchaser contained in Article IV of this Agreement or the Related Agreements shall survive for a period of thirty (30) days after the expiration of all applicable statutes of limitations in respect of the matters addressed by such representations and warranties (including all periods of extension, whether automatic or permissive).  For the avoidance of doubt, it is the intention of the parties hereto that the respective survival periods and termination dates in this Section 9.1 supersede any applicable statutes of limitations that would otherwise apply.  All covenants and agreements of the parties in this Agreement and the Related Agreements that by their terms contemplate performance after the Closing Date shall survive the Closing indefinitely or for such shorter period specified by their terms.

9.2Indemnification.

(a)Indemnification by Shareholders.  From and after the Closing, subject to the other terms and conditions of this Article IX, each Shareholder shall, severally and not jointly, in accordance with his, her or its Indemnity Pro Rata Portion (except as otherwise provided in this Article IX with respect to Individual Shareholder Breaches), indemnify and hold harmless Purchaser and its officers, directors, Affiliates, employees, agents and Representatives, including the Company and its Subsidiaries (the “Purchaser Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Purchaser

Indemnified Parties, or any of them (including the Company), resulting from or arising out of any of the following:

(i)             any breach or failure to be true and correct of any representation or warranty of the Company contained in Article II of this Agreement or in any representation or warranty in any certificate delivered by the Company pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(ii)            any breach or failure to be true and correct of any representation or warranty made by such Shareholder (but not of any other Shareholder) contained in Article III of this Agreement or in any representation or warranty in any certificate delivered by the Company pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(iii)         any breach or non-fulfilment by the Company, any Company Subsidiary or the Securityholder Representative to fully perform, fulfill or comply with any covenant, agreement or other obligation in this Agreement (in the case of the Company or any Company Subsidiary, that require performance at or prior to the Closing);

(iv)             any breach or non-fulfillment by such Shareholder (but not of any other Shareholder) of any covenant, agreement or other obligation in this Agreement;

(v)             any inaccuracy in any information set forth in the Consideration Spreadsheet, including any failure to properly calculate or an overstatement of the Closing Consideration (including the calculations of Closing Cash, Closing Indebtedness, Third Party Expenses or any other components thereof (other than Estimated Working Capital)) or any of the consideration components provided for therein or the allocation of such amounts among the holders of the Company’s Securities (but excluding any Losses arising from a dispute over Working Capital pursuant to Section 1.6(b), which shall be resolved as provided therein);

(vi)            any and all any claims by any Person (including any current or former holder of Securities of the Company) asserting, alleging or seeking to assert rights with respect to Securities of the Company, including any claim asserted, based upon or related to the ownership or rights to ownership of any Securities of the Company, except for the right following the Closing and in compliance with the terms of this Agreement of such Shareholder to receive such Shareholder’s Pro Rata Portion of the Consideration as provided herein and set forth on the Consideration Spreadsheet;

(vii)            any Pre-Closing Taxes, but only to the extent in excess of the amount of Taxes taken into account in determining Closing Consideration, as adjusted by Section 1.6; and

(viii)         the settlement of the Company Equity Plan and the Wage Tax Agreement, including, for the avoidance of doubt (A) any Taxes imposed on the Purchaser Indemnified Parties in respect thereof and (B) costs and expenses related to settling the Company Equity Plan or the Wage Tax Agreement.

The indemnifiable Losses arising out of the foregoing clauses (ii) and (iv) of this Section 9.2(a) are referred to herein as the (“Individual Shareholder Breaches”).

(b)Indemnification by Purchaser.  From and after the Closing, subject to the other terms and conditions of this Article IX, Purchaser shall indemnify and hold harmless the Shareholders and their respective Affiliates, agents and Representatives (the “Shareholder Indemnified Parties”), from and against all Losses paid, incurred, suffered or sustained by the Shareholder Indemnified Parties, or any of them, resulting from or arising out of any of the following:

(i)any breach or failure to be true and correct of any representation or warranty of Purchaser contained in Article IV of this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); and

(ii)any breach or non-fulfillment of any covenant or other agreement made or to be performed by Purchaser contained herein.

(c)The Shareholders (and any officers or directors of the Company) shall not have any right of contribution, indemnification or right of advancement from the Company or Purchaser or any of its Affiliates with respect to any Loss claimed by a Purchaser Indemnified Party.  For the avoidance of doubt, nothing contained in this Section 9.2(c) shall affect the rights of the directors and officers of the Company in their capacity as such under Section 6.13.

(d)For purposes of this Article IX, if the Shareholders comprise the Indemnified Parties or Indemnifying Parties, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Securityholder Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable.

9.3Limitations on Indemnification.

(a)Deductible.  With respect to indemnification pursuant to Section 9.2(a)(i) (other than in respect of the Fundamental Representations): (i) the Purchaser Indemnified Parties shall not be entitled to indemnification unless and until the Purchaser Indemnified Parties shall have paid, incurred, suffered or sustained at least $1,500,000 in aggregate Losses pursuant to Section 9.2(a)(i) (the “Deductible”) in which case the Purchaser Indemnified Parties shall be entitled to recover Losses in excess of the Deductible.  Notwithstanding the foregoing, this Section 9.3(a) shall in no way limit, and the Deductible shall not apply to, Losses based upon (A) any inaccuracy in or breach of any Fundamental Representations, or (B) clauses (ii) through (viii) of Section 9.2(a).

(b)Caps.

(i)The cumulative aggregate amount of indemnifiable Losses pursuant to Section 9.2(a)(i) and Section 9.2(a)(ii) (in all cases, other than in respect of the Fundamental Representations) (the “Basic Capped Losses”) shall not exceed the sum of (A) $8,500,000, plus (B) 10% of the aggregate Earnout Payments actually paid or that have become payable to the Shareholders (the “Basic Cap”), and the maximum aggregate cumulative Liability of any Shareholder under this Agreement in respect of any Basic Capped Losses shall be such Shareholder’s Indemnity Pro Rata Portion multiplied by the amount of the Basic Cap.  For example, (x) prior to any Earnout Payments actually being paid or becoming payable to the Shareholders, the Basic Cap shall be $8,500,000, and (y), if the Shareholders actually receive or become otherwise entitled to receive an Earnout Payment of $46,000,000, then the Basic Cap would be $13,100,000 (equal to $8,500,000 + ($46,000,000 × .1)).

(ii)Section 9.3(b)(i) shall in no way limit, and the Basic Cap shall not apply to, Losses based upon (A) any inaccuracy in or breach of any Fundamental Representations, or (B) clauses (iii)

through (viii) of Section 9.2(a), which such Losses (the “Expanded Capped Losses”) shall be limited, in the aggregate, to an amount equal to the sum of the Closing Consideration and the Maximum Earnout Consideration (subject to and without limiting the last proviso in Section 9.3(d)) (the “Expanded Cap”).  The maximum aggregate cumulative Liability of any Shareholder under this Agreement in respect of any Expanded Capped Losses shall be such Shareholder’s Indemnity Pro Rata Portion multiplied by the amount of the Expanded Cap (subject to and without limiting the last proviso in Section 9.3(d)).

(iii)The cumulative aggregate amount of indemnifiable Losses for which Purchaser is responsible pursuant to Section 9.2(b)(i) shall not exceed the aggregate dollar amount equal to the sum of the Closing Consideration and the Maximum Earnout Consideration.  For the avoidance of doubt, the limitation in the immediately preceding sentence shall not apply to Losses in the case of Fraud with respect to Purchaser’s representations and warranties set forth in this Agreement.

(c)Allocation of Indemnifiable Losses.  Without derogating from, and subject to, the Liability limitations and conditions provided in Section 9.3(a), Section 9.3(b), Section 9.3(d) and Section 9.3(e):

(i)each Shareholder’s obligation to indemnify the Purchaser Indemnified Parties for any Loss pursuant to Section 9.2(a) (other than with respect to any Individual Shareholder Breaches) shall be several as to such Shareholder for an amount up to (A) such Shareholder’s Indemnity Pro Rata Portion, multiplied by (B) the amount of such Loss; and

(ii)each Shareholder’s obligation to indemnify the Purchaser Indemnified Parties for any Loss with respect to such Shareholder’s Individual Shareholder Breaches shall be several as to such Shareholder for up to the total amount of such Loss.

(d)Order of Sources for Paying Indemnifiable Losses.

(i)The Escrow Fund shall be the primary source of recovery for all indemnification claims under Section 9.2(a).  In the case of any indemnification claim that is not recoverable from amounts remaining in the Escrow Fund, subject to the limitations set forth in this Section 9.3, the Purchaser Indemnified Parties shall set-off and reduce the Earnout Consideration that is or becomes due and payable to each Shareholder on a dollar-for-dollar basis.  In the case of any indemnification claim that is not recoverable from amounts remaining in the Escrow Fund or by the further reduction of the Earnout Consideration, and only in such case, subject to the limitations set forth in this Section 9.3, the Purchaser Indemnified Parties shall be entitled to bring indemnification claims under Sections 9.2(a) directly against the Shareholders; provided, however, for the avoidance of doubt, under no circumstances may any claim be brought directly against a Shareholder pursuant to Section 9.2(a)(i) except in respect of a Fundamental Representation; provided, further, that in no event shall any Shareholder’s Liability for any and all such indemnification claims brought directly against such Shareholder pursuant to Section 9.2(a) exceed, in the aggregate, the amount of Consideration actually received by such Shareholder pursuant to this Agreement.

(ii)If, at a time when the reduction of Earnout Consideration is an eligible source for recovery of indemnification claims under this Article IX, an Earnout Payment becomes due and payable (i) there shall be any outstanding Indemnification Claim Notice with respect to an Indemnification Claim, and (ii) the amount of Losses that Purchaser reasonably anticipates to be entitled to in satisfaction of the claims set forth therein which shall be no more than the amount of the Losses claimed in such Indemnification Claim Notice (such estimated amount for all pending claims, collectively, the “Anticipated Losses”), exceeds the amount in the Escrow Fund that is then available to satisfy indemnification claims, then (A) at Purchaser’s election, the amount of the Earnout Payment to be paid at such time may be withheld by Purchaser in an aggregate amount equal to the amount of the Anticipated Losses (the aggregate amount of all Anticipated Losses so withheld, the “Retained Loss Amount”), pending the final resolution of such unresolved Indemnification Claim in accordance with this Agreement, and (B) Purchaser shall deliver the remaining portion of such Earnout Payment for distribution pursuant to the terms of this Agreement.  Following the final resolution pursuant to this Agreement of any Indemnification Claim for which a Retained Loss Amount was retained (A) if Purchaser has been finally determined pursuant to such resolution to have suffered aggregate indemnifiable Losses under this Article IX with respect to such Indemnification Claim in amount less than such Retained Loss Amount, then Purchaser shall, within ten (10) days after such final resolution, pay (or shall cause to be paid) the portion of the Retained Loss Amount that was not used to satisfy such indemnifiable Losses and that is not necessary in Purchaser’s reasonable judgment to satisfy any other pending Indemnification Claims, for distribution pursuant to the terms of this Agreement, and (B) if Purchaser has been finally determined pursuant to such resolution to have suffered aggregate indemnifiable Losses under this Article IX with respect to such Indemnification Claim in an amount greater than such Retained Loss Amount, then Purchaser shall be entitled to set-off and permanently retain such Retained Loss Amount (or the applicable portion thereof to the extent that the finally-determined aggregate indemnifiable Losses are less than such Retained Loss Amount).  For the avoidance of doubt, if the final amount of Losses for such Indemnification Claim exceeds the aggregate amount by which such Earnout Payment was set-off and permanently retained, then, subject to the subject to the relevant limitations in Section 9.3, Purchaser shall continue to be entitled to indemnification for the amount of such excess pursuant to the terms and conditions of this Article IX.

(e)Fraud.  Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement (including, without limitation, the Deductible, the Basic Cap and the Expanded Cap) shall limit the Liability of (i) any Shareholder for Fraud either (A) committed by such Shareholder or (B) of the Company as to which such Shareholder had knowledge and as to which the Shareholder was complicit (by act or omission) in the commission of such Fraud or (iii) Purchaser for Fraud committed by Purchaser.

(f)Exclusive Remedy.  From and after the Closing, the rights of Purchaser, the Purchaser Indemnified Parties and the Shareholder Indemnified Parties to indemnification under this Agreement shall be limited to those contained in this Article IX, and such indemnification rights shall be the sole and exclusive remedies of Purchaser, the Purchaser Indemnified Parties and the Shareholder Indemnified Parties with respect to breaches of representations, warranties, covenants or other agreements under this Agreement; provided, however, this Section 9.3(f) shall not limit (i) any claims or causes of action arising out of Fraud, either (x) committed by such Shareholder, or (y) as to which such Shareholder had knowledge and as to which such Shareholder was complicit (by act or omission) in the commission of such Fraud, (ii) committed by Purchaser, (iii) any equitable remedies or specific enforcement or similar rights or (iv) the right of Purchaser, the Shareholders or any other Purchaser Indemnified Party or Shareholder Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

(g)Materiality Scrape.  For the purpose of this Article IX, when determining the amount of Losses paid, suffered, incurred or sustained by an Indemnified Party as a result of, arising out of or in connection with any, or whether there has occurred any, breach or inaccuracy of a representation or warranty that is, or any failure to perform or comply with any covenant or agreement that is, qualified or limited in scope as to materiality or Company Material Adverse Effect, such representation or warranty, covenant or agreement shall be deemed to be made without such qualification or limitation.

(h)No Duplication.  No Shareholder shall be liable to, or obligated to indemnify, the Purchaser Indemnified Parties for any Losses (i) that were reflected in the Closing Consideration, the Consideration Spreadsheet, the Closing Financial Statement or the Closing Date Balance Sheet, or (ii) relating to any matter arising under one provision of this Agreement to the extent that the Purchaser Indemnified Parties have already recovered such Losses with respect to such matter pursuant to other provisions of this Agreement. Without limiting the generality of the forgoing, to the extent that any indemnifiable Loss arises from a fact, circumstance or event that also directly results in a reduction of the amount payable to the Shareholders under the Earnout Consideration, to avoid duplication, the amount of the Loss subject to indemnification shall be calculated net of the amount of such reduction in the Earnout Consideration.

(i)Mitigation.  Each of the parties to this Agreement and the Indemnified Parties agrees to use its commercially reasonable efforts to mitigate their respective Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.  Each of the parties agrees that all Losses shall be net of any third-party insurance proceeds which have been recovered by the Indemnified Party after commercially reasonable effort in connection with the facts giving rise to the right of indemnification (after deducting therefrom the amount of expenses incurred by the Indemnified Party in procuring such recovery).  In any case where a Purchaser Indemnified Party recovers from a third person any amount in respect of a matter for which the Shareholders have indemnified it pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Shareholders (or restore to the Escrow Fund or the Earnout Consideration, as applicable) the amount so recovered (after deducting therefrom the amount of expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Shareholders (or deducted from the Escrow Fund or the Earnout Consideration, as applicable) to or on behalf of the Indemnified Party in respect of such Loss, and (ii) any amount expended by the Shareholders in pursuing or defending such claim under which such Loss arose.

(j)Special Damages.  Under no circumstances shall any Indemnifying Party be liable to, or obligated to indemnify, the Indemnified Parties for any Losses that constitute consequential, indirect, punitive or special damages, other than indemnification for amounts paid or payable to third parties in respect of any third-party Action for which indemnification is required under this Article IX.  In no event will the amount of Losses for which the Indemnified Parties are entitled to indemnification hereunder be calculated or otherwise determined based on a multiple of any financial or operating metric.

(k)Recourse.  If a claim is made against the Company or any of its Subsidiaries for the underpayment of Tax in respect of any payment in cash or in kind resulting from the Company Equity Plan or the Wage Tax Agreement made to current or former (deemed) employees of the Company or any of its Subsidiaries that qualifies as taxable wages for purposes of the levy of Dutch wage tax (meaning any employment-related Tax that is levied from the employer (by way of withholding or otherwise), including but not limited to wage tax levied in accordance with the Dutch Wage Tax Act (Wet op de loonbelasting 1964), or any comparable Dutch Legal Requirement), then the Company and its Subsidiaries shall make reasonable efforts to recover such Tax from the relevant current or former (deemed) employees of the Company, unless specifically and expressly agreed in advance with such employees, and the possibility of such recovery shall not affect or prejudice Section 9.2(a)(viii) of this Agreement in any way. If such reasonable effort, at the sole discretion of Purchaser, does not result in the successful recovery of all such Tax from the relevant current or former (deemed) employees of the Company the Purchaser may, in its sole discretion after making such reasonable efforts, forgive such Tax liability on behalf of the current and former (deemed) employees of the Company and all such Taxes may be recovered from the Shareholders in accordance with Section 9.2(a)(viii) and Section 9.4(f)(ii) of this Agreement. For the avoidance of doubt, Purchaser shall be under no obligation to withhold such Tax liabilities for current or former (deemed) employees of the Company from wages or any future payment obligations between Purchaser and such current or former (deemed) employee of the Company.

(l)Tax Treatment.  Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Consideration for income Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Legal Requirements.  Under no circumstances shall any Shareholder be liable to, or obligated to indemnify, the Purchaser Indemnified Parties for any Losses related to or arising from (i) the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any Tax Asset of Company or any of its Subsidiaries attributable to a Pre-Closing Tax Period, or (ii) Taxes resulting from a breach of the representations or warranties contained in Section 2.10 and arising in a Tax period (or portion of a Tax period) beginning after the Closing Date, other than the representations and warranties in Section 2.10(d), (e), (j), (k), (m), (o), (p), or (q), (iii) any Taxes arising from a Code Section 336 or 338 election made in respect of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, or (iv) any Taxes arising from voluntary actions taken by or with respect to the Company or any of its Subsidiaries outside of the ordinary course of business on the Closing Date after the Closing unless required by Legal Requirement.

9.4Indemnification Claim Procedures.

(a)The party making a claim under this Article IX is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article IX is referred to as the “Indemnifying Party”. Subject to the limitations set forth in this Article IX, if an Indemnified Party wishes to make an indemnification claim under this Article IX (each an “Indemnification Claim”), such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Indemnifying Party (with a copy to the Escrow Agent) promptly after becoming aware of such Indemnification Claim (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) specifying in reasonable detail the individual items of such Losses, the date each such item was paid, incurred, suffered or sustained, or the basis for such anticipated Liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related.  For purposes of this Article IX, if the Shareholders comprise the Indemnified Parties or Indemnifying Parties, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Securityholder Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable, and, for the avoidance of doubt, any notice required by this Article IX to be provided to a Shareholder Indemnified Party may be so provided by delivery to the Securityholder Representative.

(b)If the Indemnifying Party shall not object in writing within the 90-day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice.  In such event, the Indemnified Parties may recover their Losses as provided under Section 9.3(d) (it being understood that the Escrow Agent may promptly release from the Escrow Fund an amount of cash equal to the Losses set forth in such Indemnification Claim Notice).

(c)In the event that Purchaser shall receive written agreement from the Indemnifying Party that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice, if the Indemnifying Parties are the Shareholders, Purchaser Indemnified Parties may recover their Losses as provided under Section 9.3(d), or, if the Indemnifying Party is Purchaser, Purchaser shall promptly pay to the Paying Agent for the benefit of each Shareholder, by wire transfer of immediately available funds, an amount in cash equal to such Shareholder’s Pro Rata Portion of such claim amount.  The Escrow Agent shall be entitled to rely on any such written agreement and make distributions from the Escrow Fund in accordance with the terms thereof.  To the extent a claim is eligible to be brought against the Shareholders in respect of such Losses in accordance with Section 9.3(d) as a result of a shortfall in the amount remaining in the Escrow Fund or available for further reduction of the Earnout Consideration, then each Shareholder shall, within twenty (20) Business Days following the date of such written agreement, pay to the Purchaser Indemnified Party the amount of such Shareholders’ Indemnity Pro Rata Portion of such shortfall (subject to the relevant limitations in Section 9.3).

(d)In the event that the Indemnifying Party shall deliver an Indemnification Claim Objection Notice in accordance with Section 9.4(b), the Indemnifying Party and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnifying Party and Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and the Indemnified Parties may recover their Losses as provided under Section 9.3(d).  The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof. To the extent a claim is eligible to be brought against a Shareholder in respect of such Losses in accordance with Section 9.3(d) as a result of a shortfall in the amount remaining in the Escrow Fund or available for further reduction of the Earnout Consideration, then each Shareholder shall, within twenty (20) Business Days following the date of such memorandum, pay to the Purchaser Indemnified Party in cash the amount of such Shareholder’s Indemnity Pro Rata Portion of such shortfall (subject to the relevant limitations in Section 9.3).

(e)If no such agreement can be reached after good faith negotiation and prior to ninety (90) days after delivery of an Indemnification Claim Objection Notice, either the Indemnifying Party or the Indemnified Party may submit the dispute for resolution in accordance with Section 11.9.  Within thirty (30) days of a final, non-appealable judgment requiring payment by Purchaser on the one hand or the Shareholders on the other hand, subject to the relevant limitations in Section 9.3 (i) if the Indemnifying Party is Purchaser, Purchaser shall promptly pay to the Paying Agent for the benefit of each Shareholder, by wire transfer of immediately available funds, an amount in cash equal to such Shareholder’s Pro Rata Portion of such claim amount, or (ii) if the Indemnifying Parties are the Shareholders, each Shareholder shall make the payment to Purchaser in an amount equal to such Shareholder’s Indemnity Pro Rata Portion of such payment, including any distributions out of the Escrow Fund or reduction of the Earnout Consideration, as applicable.

(f)Distribution of Escrow.

(i)Distributions from Escrow to Purchaser. Subject to the limitations set forth in this Article IX, Purchaser shall be entitled to seek and recover the full amount of the Escrow Fund to satisfy the indemnification obligations set forth in Section 9.2(a).

(ii)Certain Dutch Tax Losses.  With respect to any indemnification under Section9.2(a)(viii), if Losses incurred by Purchaser or any of its Affiliates (including the Company) resulting from or arising out of Taxes in respect of the settlement of the Company Equity Plan with respect to the Dutch Optionholders have not been recovered by the Company from the respective Dutch Optionholders on or prior to ten (10) Business Days before the Escrow Fund is fully released to the Shareholders, then, for the avoidance of doubt, Purchaser may claim, pursuant to Section 9.2(a)(viii), from the Escrow Fund up to the amount of such Taxes so incurred by Purchaser or such Affiliate to the extent of such non-recovery (including in connection with a gross-up of wage Tax).

(g)Payment of Indemnification Claims from Escrow Fund; Distribution of the Escrow Fund.  On the Expiration Date, Purchaser will notify the Securityholder Representative in writing of the amount that Purchaser determines reasonably and in good faith in consultation with the Securityholder Representative to be necessary to satisfy all claims for indemnification pursuant to this Article IX that have been asserted, but not resolved on or prior to 11:59 p.m. (Pacific time) on the Expiration Date (each such claim a “Continuing Claim” and such amount, the “Retained Escrow Amount”).  Promptly following the Expiration Date, an amount equal to (i) the amount held in the Escrow Fund as of the Expiration Date minus (ii) an amount equal to the Retained Escrow Amount, shall be transferred and delivered to the Shareholders.  Upon the resolution of each Continuing Claim, an amount equal to (i) the amount held in the Escrow Fund after resolution of such Continuing Claim minus (ii) the amount that Purchaser determines reasonably and in good faith in consultation with the Securityholder Representative to be necessary to satisfy all remaining Continuing Claims, shall be transferred and delivered to the Shareholders.  Any amounts remaining in the Escrow Fund after resolution and payment of all Continuing Claims, if any, shall promptly be transferred and delivered to the Shareholders.  Distributions from the Escrow Fund to the Shareholders shall be made in accordance with their Pro Rata

Portions; provided, that, if any Purchaser Indemnified Party has received a distribution of amounts from the Escrow Fund with respect to any Losses based upon a Shareholder’s Individual Shareholder Breaches, then such distribution from the Escrow Fund to such Shareholder shall be proportionately reduced by such amounts.  The Securityholder Representative shall calculate the amount of such payment to be allocated to each Shareholder according to such Shareholder’s Pro Rata Portions, which calculation shall be performed in good faith in consultation with, and subject to the review of, Purchaser provided, that to the extent there are variables or contingencies other than each Shareholder’s Pro Rata Portions that will affect such payment amounts, Purchaser shall provide that information and prepare the calculations in good faith and in consultation with, and subject to the review of, the Securityholder Representative.

(h)Third Party Actions.

(i)If any third party notifies an Indemnified Party with respect to any third party Action that may give rise to an indemnity claim against an Indemnifying Party under this Article IX, then the Indemnified Party shall promptly give written notice to the Indemnifying Party of such third party Action, except that no delay on the part of the Indemnified Party in notifying the Indemnifying Party is to relieve the Indemnifying Party from any indemnification obligation under this  Article IX, except and solely to the extent such delay actually and materially prejudices the Indemnifying Party.

(ii)The Indemnifying Party, at its sole cost and expense, will have the right to control the defense of the Indemnified Party against any third party Action by appointing reputable counsel reasonably acceptable to the Indemnified Party, so long as (A) the Indemnifying Party gives written notice to the Indemnified Party within twenty (20) Business Days that the Indemnifying Party elects to control the defense of and defend such third party Action, (B) the third party Action involves only claims for monetary damages and does not seek an injunction or other equitable relief against the Indemnified Party, (C) the Indemnified Party reasonably concludes, based upon advice of counsel that a conflict does not exist between the Indemnified Party and the Indemnifying Party in connection with the defense of the third party Action, (D) the third party Action does not relate to or otherwise arise in connection with any criminal or regulatory enforcement Action, (E) settlement of, an adverse judgment with respect to or the Indemnifying Party’s conduct of the defense of the third party Action is not, in the good faith judgment of the Indemnified Party, likely to be adverse to the Indemnified Party’s reputation or continuing business interests (including the Indemnified Party’s relationships with current or potential customers, suppliers or other parties material to the conduct of the business of the Indemnified Party), and (F) the Indemnifying Party conducts the defense of the Action actively and diligently and in good faith.

(iii)If the Indemnifying Party delivers the notice contemplated by Section 9.4(h)(i) within twenty (20) Business Days after the Indemnified Party has given notice of the third party Action, and conducts the defense of the third party Action actively and diligently and in good faith and otherwise in satisfaction of the other conditions in Section 9.4(h)(ii), the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Action, and the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Action without the prior written consent of the Indemnified Party(such consent not to be unreasonably withheld, conditioned or delayed), except as provided in this Section 9.4(h)(iii).  If a firm offer is made to settle a third party action without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such third-party action and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within twenty (20) Business Days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer.  If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third

Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.

(iv)Except as set forth in the following sentence, the Indemnified Party may not settle any third party Action unless the Indemnifying Party shall have consented in writing to the terms of such settlement.  If the Indemnifying Party does not deliver the notice contemplated by Section 9.4(h)(i)  within twenty (20) Business Days after the Indemnified Party has given notice pursuant to Section 11.1 of this Agreement of the third party Action, at any time fails to conduct the defense of the third party Action actively and diligently and in good faith or otherwise is or becomes unable to conduct the defense of the third party Action due to any of the other conditions in Section 9.4(h)(ii) being unsatisfied, the Indemnified Party is permitted to defend the third party Action in any manner the Indemnified Party deems appropriate; provided that the Indemnified Party shall not agree to any settlement without notice to and the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).  In the event that the Indemnified Party conducts the defense of the third party Action pursuant to this Section 9.4(h)(iii), the Indemnifying Party is to remain responsible for any and all other Losses that the Indemnified Party incurs or suffers resulting from, arising out of, relating to, in the nature of or caused by the third party Action to the fullest extent provided in this Article IX.  To the extent the third party Action relates to Taxes, it shall be governed by the provisions of Section 6.11(f) rather than the provisions of this Section 9.4(h).

(i)Post-Closing Legal Requirement.  Notwithstanding anything contained herein to the contrary, no party hereto shall have any liability which would not have arisen but for any alteration or repeal or enactment of any Legal Requirement after the Closing Date.

(j)Application of 10 Del. Code § 8106(c).  The parties hereto acknowledge and agree that this Agreement shall be treated and construed as a written contract of the kind described in 10 Del. Code § 8106(c) for the purpose of giving effect to the intention of the parties hereto that any representations, warranties, covenants or agreements herein that, pursuant to Section 9.1, are contemplated to survive the Closing indefinitely shall be subject to a twenty (20)-year contractual statute of limitations as provided under 10 Del. Code § 8106(c).

9.5Securityholder Representative.

(a)The Shareholders, by virtue of the approval and adoption of this Agreement, and by receiving the benefits of the Transaction, including any consideration payable hereunder, irrevocably constitute and appoint the Securityholder Representative (and by execution and delivery of this Agreement, the Securityholder Representative hereby accepts such appointment) as their agent and attorney-in-fact for and on behalf of each Shareholder as of the Closing, with full power of substitution, to act in the name, place and stead of each Shareholder, for all purposes in connection with this Agreement and the Related Agreements, including (i) taking such actions and making such decisions as may be necessary or appropriate in connection with the determination of the Consideration; (ii) taking such actions and making such decisions as may be necessary or appropriate in connection with any claim asserted by Purchaser pursuant to Section 1.6, including reviewing, disputing, agreeing to, negotiating, entering into settlements or compromises of any such claim; (iii) enforcing this Agreement and the Escrow Agreement and any other agreement to which the Securityholder Representative is a party on behalf of the Shareholders; (iv) giving and receiving all notices required to be given after the Closing under this Agreement and the Related Agreements; (v) taking any and all actions and making any and all decisions required or permitted to be taken or made by the Securityholder Representative under this Agreement and the Related Agreements; and (vi) taking any and all actions necessary or appropriate in furtherance of or for the accomplishment of the foregoing.  The power of attorney granted in this Section 9.5 by each Shareholder to the Securityholder Representative is coupled with an interest and is irrevocable, may be delegated by the Securityholder Representative and shall survive the death or incapacity of any Shareholder.  No bond shall be required of the Securityholder Representative.  The Securityholder Representative shall be entitled to engage outside legal counsel, accountants, consultants, experts or other advisors as the Securityholder Representative deems necessary or appropriate in connection with performing its duties or exercising its rights under this Agreement and the Related Agreements.

(b)All decisions, consents, instructions and actions by the Securityholder Representative made or taken in accordance with this Agreement or the Related Agreements shall be final and binding on all of the Shareholders, and no Shareholder shall have any cause of action against the Securityholder Representative for any decision made, consent or instruction given, or action taken by the Securityholder Representative under this Agreement or the Related Agreements, except for any such decision, consent, instruction or action that constitutes fraud, gross negligence, bad faith or willful misconduct by or on behalf of the Securityholder Representative.  Purchaser and Parent shall be entitled to rely conclusively on any decisions, consents, instructions and actions by the Securityholder Representative made or taken in connection with this Agreement or the Related Agreements in writing, and no party hereto shall have any cause of action against Purchaser or Parent for any action taken by Purchaser or Parent in reliance upon any such decision, consent, instruction or action.  Notwithstanding anything in this Agreement to the contrary, following the Closing, the Securityholder Representative shall deliver written notice to the Advisory Committee (as defined in that certain Engagement Letter by and among the Securityholder Representative and certain of the Shareholders) prior to executing any amendment to this Agreement pursuant to Section 11.5.

(c)The Securityholder Representative shall not have any liability to any of the parties hereto or to the Shareholders for any act done or omitted hereunder as Securityholder Representative while acting in good faith except to the extent resulting from its fraud, gross negligence, bad faith or willful misconduct, and any act done or omitted pursuant to the advice of outside legal counsel shall be conclusive evidence of such good faith. The Securityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Shareholders shall severally but not jointly, based on such Shareholder’s  respective Pro Rata Portions, indemnify and hold harmless the Securityholder Representative from and against any loss, liability or expense incurred by the Securityholder Representative (“Representative Losses”) arising out of or in connection with the acceptance, performance or administration of its duties under this Agreement and the Related Agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the fraud, gross negligence, bad faith or willful misconduct  of the Securityholder Representative, the Securityholder Representative will reimburse the Shareholders the amount of such indemnified Representative Loss to the extent attributable to such fraud, gross negligence, bad faith or willful misconduct.  The Securityholder Representative shall be entitled to recover Representative Losses from (i) the funds available in the Securityholder Representative Fund, (ii) other funds that become payable to the Shareholders under this Agreement at such time such amounts would otherwise be distributable to the Shareholders, including any amounts in the Escrow Fund that are otherwise available for distribution to the Shareholders pursuant to this Agreement and the Escrow Agreement, and (iii) by recourse directly to the Shareholders, based on such Shareholder’s respective Pro Rata Portions; provided, that while the Securityholder Representative may be paid from the aforementioned sources of funds, this does not relieve the Shareholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred.  In no event will the Securityholder Representative be required to advance its own funds on behalf of the Shareholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against parties or non-parties otherwise applicable to, the Shareholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement.

(d)From and after the Closing, Purchaser shall cause the Company to provide the Securityholder Representative with reasonable updates related to the Company, reasonable access (including electronic access, to the extent available) to the books, records and other documents and materials of the Company, and the reasonable assistance of the officers and employees of Purchaser and the Company as reasonably requested by the Securityholder Representative and, in each case, during normal business hours and solely to the extent necessary for performing its duties and exercising its rights under this Agreement and the Related Agreements.

(e)The identity of the Securityholder Representative and the terms of the agency may be changed, and a successor Securityholder Representative may be appointed, from time to time (including in the event of the resignation, death, disability or other incapacity of the Securityholder Representative) by consent of a majority-in-interest (based on the number of fully diluted Company Shares held by them as of immediately prior to the Closing) of the Shareholders.  Each successor Securityholder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholder Representative, and the term “Securityholder Representative” as used herein shall be deemed to include any such successor Securityholder Representatives.

(f)The provisions of this Section 9.5 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Shareholder, and any references in this Agreement to a Shareholder or the Shareholders shall mean and include the successors to the rights of the Shareholders hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1Termination.  Except as provided in Section 10.2, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing:

(a)by mutual written agreement of the Company and Purchaser;

(b)by Purchaser or the Company, upon written notice to the other party, if the Closing Date shall not have occurred by March 31, 2022; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Transaction to occur on or before such date and such action or failure to act constitutes breach of this Agreement;

(c)by Purchaser or the Company if any Legal Requirement shall be in effect that has the effect of making the Transaction illegal or otherwise prohibits consummation of the Transaction, provided that in the case of any such Legal Requirement that is an Order, such Order has become final and non-appealable;

(d)by Purchaser, upon written notice to the Company, if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement made by the Company or the Shareholders in this Agreement such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) days after written notice thereof to the Company; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to Purchaser if Purchaser has breached this Agreement and such breach has resulted in the failure of a condition in set forth in Sections 7.2(a) or 7.2(b) to be satisfied as of the Closing Date; or

(e)by the Company, upon written notice to Purchaser, if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Purchaser in this Agreement such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within twenty (20) calendar days after written notice thereof to Purchaser; provided, however, that the right to terminate this Agreement under this Section10.1(e) shall not be available to the Company if the Company has breached this Agreement and such breach has resulted in the failure of a condition in set forth in Sections 7.3(a) or 7.3(b) to be satisfied as of the Closing Date.

10.2Effect of Termination.  In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Purchaser, the Company or the Shareholders or their respective officers, directors, members or shareholders or other equityholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any breaches of this Agreement, Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided, further, that the provisions of Section 6.4 (Confidentiality; Public Announcement) and Article XI (General Provisions) and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article X.

10.3Extension; Waiver.  At any time prior to the Closing, Purchaser, on the one hand, and the Company on behalf of the Shareholders on the other hand, may, to the extent permitted under any applicable Legal Requirements (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  For purposes of this Section 10.3, the Shareholders agree that any extension or waiver signed by the Company shall be binding upon and effective against all Shareholders whether or not they have signed such extension or waiver.

ARTICLE XI

GENERAL PROVISIONS

11.1Notices.  All notices and other communications shall be in writing and shall be deemed duly delivered (i) two (2) Business Days after being sent by registered or certified U.S. mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent by a nationally-recognized overnight courier, fees prepaid, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by electronic means (including by electronic email), in each case to the intended recipient utilizing the following contact information:

(a)if to Purchaser, to:

WD-GTE, LLC
c/o Walker & Dunlop, Inc.
7272 Wisconsin Avenue, Suite 1300
Bethesda, Maryland 20814
United States
Attention: General Counsel
E-mail: RLucas@walkerdunlop.com

with a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP
601 Massachusetts Ave., NW
Washington, DC 20001
Attention: Darren Skinner, Esq.
E-mail: Darren.Skinner@arnoldporter.com

(b)if to the Company (prior to the Closing), to:

GeoPhy B.V.

Waldorpstraat 11A

7th and 8th Floors

2521 CA The Hague

The Netherlands
Attention: Teun van den Dries and Julia Atwood
E-mail.: t.vandendries@geophy.com and j.atwood@geophy.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050
Attention: Adam Bloom and Brandon Middleton-Pratt
E-mail: abloom@wsgr.com; bmiddleton-pratt@wsgr.com

(c)if to the Company (after the Closing), to:

GeoPhy B.V.
c/o Walker & Dunlop, Inc.
7272 Wisconsin Avenue, Suite 1300
Bethesda, Maryland 20814
United States
Attention: General Counsel
E-mail: RLucas@walkerdunlop.com

with a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP
601 Massachusetts Ave., NW
Washington, DC 20001
Attention: Darren Skinner, Esq. and Jenna Levy, Esq.
E-mail: Darren.Skinner@arnoldporter.com; Jenna.Levy@arnoldporter.com

(d)if to any Shareholder following the Closing or the Securityholder Representative, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
E-mail.: deals@srsacquiom.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050
Attention: Adam Bloom and Brandon Middleton-Pratt
E-mail: abloom@wsgr.com; bmiddleton-pratt@wsgr.com

Any party may, from time to time, designate any other address to which any such notice to it or such party shall be sent.  Any such notice shall be deemed to have been delivered upon receipt.

11.2Interpretation.  When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated.  When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  All references to currency herein are to lawful money of the United States unless otherwise indicated and, in the event any amounts referred to herein reference euros or lawful money of the European Union, such amounts shall be converted into U.S. dollars by multiplying such amounts by the Currency Conversion Rate.  The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.  For purposes of this Agreement, whenever the context requires, (i) the singular number will include the plural, and vice versa; (ii) the masculine gender will include the feminine and neuter genders; (iii) the feminine gender will include the masculine and neuter genders; and (iv) the neuter gender will include the masculine and feminine genders.

11.3Entire Agreement.  This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other Person any rights or remedies hereunder.

11.4Assignment.  This Agreement and the rights, covenants and obligations hereunder shall not be assigned by operation of law or otherwise.  This Agreement shall be binding on and shall inure to the benefit of the parties and their permitted successors and assigns, and any reference to a party shall also be a reference to a permitted successor or assign.

11.5Amendment.  This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by each of the parties hereto.  No party shall have any right to rescind this Agreement.  For purposes of this Section 11.5, the Shareholders are deemed to have agreed that any amendment of this Agreement signed by the Securityholder Representative shall be binding upon and effective against the Shareholders whether or not they have signed such amendment.  Notwithstanding the foregoing, the addition of STAK as a Shareholder party to this Agreement (in furtherance of and in accordance with Section 1.1(b)) at any time before Closing shall not be deemed to be an amendment hereof.

11.6Severability.  In the event that any one or more of the provisions set forth herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that each of parties’ rights and privileges shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

11.7Specific Performance.

(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that that the parties hereto do not perform any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction, injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity (subject to Section 9.3(f)) and the parties hereby agree to waive any requirements for posting a bond or other security in connection with any such action.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity, and, in furtherance of the foregoing, will not oppose any motion to expedite in connection with claims seeking an injunction, specific performance or other equitable relief on the basis that the other party has not shown a sufficiently colorable claim or a sufficient possibility of irreparable injury.

11.8Governing Law.  This Agreement, and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.9Consent to Jurisdiction.  Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transaction, for and on behalf of itself or any of its properties or assets, in accordance with Section 11.1, and nothing in this Section 11.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably submits itself and its properties and assets to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof; (iii) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if (and only if) the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, the Superior Court of the State of Delaware or any federal court sitting in the State of Delaware) for the purpose of any such action, proceeding or counterclaim; (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (v) waives any objection that it may now or hereafter have to the venue of any such action, proceeding or counterclaim in any such court or that such action, proceeding or counterclaim was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action, proceeding or counterclaim relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Purchaser and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

11.10WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

11.11No Third-Party Beneficiaries.  Except as provided in Section 6.13 and Section 6.16(a), nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person, firm or corporation other than the parties hereto, and their successors or assigns, any rights, remedies, obligations or Liabilities under or by reason of this Agreement whether by law or by equity, or result in such Person, firm or corporation being deemed a third-party beneficiary of this Agreement.  In addition, for the avoidance of doubt, WSGR shall be entitled to rely on the provisions of Section 11.13 hereof.

11.12Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.13Waiver of Conflicts Regarding Representation.  Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) has acted as counsel for certain of the Shareholders, the Company and the Securityholder Representative (collectively, the “Company Parties”) in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Purchaser or any of its Affiliates (including the Company).  Only the Company Parties shall be considered clients of WSGR in the Acquisition Engagement.  If the Securityholder Representative so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent any of the Securityholder Representative or the Shareholders after the Closing in connection with any matter related to the matters contemplated by this Agreement any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of the Securityholder Representative or the Shareholders, in any of the foregoing cases including, without limitation, in any dispute, litigation or other adversary proceeding against, with or involving Purchaser, the Company or any of their agents or Affiliates. To the extent that communications between a Company Party, on the one hand, and WSGR, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Securityholder Representative, for and on behalf of the Shareholders, and not the Company or Company. Neither Purchaser nor any of its Affiliates, including the Company, shall have access to (and Purchaser hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of WSGR, to the extent that they relate to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees, for itself and on behalf of its Affiliates, including the Company, upon and after the Closing: (i) the Securityholder Representative, for and on behalf of the Shareholders, and WSGR shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither Purchaser nor any of its Affiliates, including the Company, shall be a holder thereof; (ii) to the extent that files or work product of WSGR in respect of the Acquisition Engagement constitute property of the client, only the Securityholder Representative, for and on behalf of the Shareholders, shall hold such property rights and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Purchaser or any of its Affiliates, including the Company, by reason of any attorney-client relationship between WSGR and the Company or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, WSGR shall provide (and the Securityholder Representative, for and on behalf of the Shareholders, shall instruct WSGR to provide) appropriately redacted versions of such communications, files or work product to Purchaser or its Affiliates, including the Company. Notwithstanding and without limiting the foregoing, in the event that a dispute arises between any of Purchaser or the Company or their Affiliates, on one hand, and any of the Shareholders or Securityholder Representative (on behalf of the Shareholders), on the other hand, concerning the matters contemplated in this Agreement, Purchaser, for itself and on behalf of its Affiliates and the Company and its Affiliates, agrees that Purchaser, the Company and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Securityholder Representative or the Shareholders.

11.14Limited Guaranty of Payments.  Parent hereby unconditionally and irrevocably guarantees to the Shareholders the due and punctual payment and discharge of all of the following obligations, covenants and agreements of Purchaser under this Agreement:  (a) any Positive Adjustment, if and when due in accordance with Section 1.6(d); (b) the payments required to be made by Purchaser at Closing under Section 8.2(a), in accordance with the provisions of Section 1.2 (as such obligations, covenants and agreements may be modified, amended, waived or terminated in accordance with the terms of the Agreement), including a final, non-appealable order of specific performance issued by a court of competent jurisdiction obtained in accordance with Section 11.7 pursuant to which the Purchaser is obligated to consummate the Transaction but fails to do so; (c) each Earnout Payment, if and when due in accordance with Section 1.7; (d) any reimbursement and/or indemnification obligations that may arise pursuant to Article IX; and (e) all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company in connection with the enforcement of its rights under Section 11.7 that results in a judgment against Purchaser or Parent (the preceding clauses (a), (b), (c), (d), and (e), collectively, the “Guaranteed Obligations”); provided, that the maximum amount payable by Parent in respect of the all Guaranteed Obligations shall not exceed the aggregate dollar amount equal to the sum of the Closing Consideration and the Maximum Earnout Consideration (the “Guaranty Cap”), it being understood that the Shareholders may not seek to enforce the guaranty provided under this Section 11.14 for an amount in excess of the Guaranty Cap, provided that the Guaranty Cap shall not limit the Liability of Parent for Fraud committed by Purchaser.  The foregoing guaranty is an absolute, unconditional and continuing guarantee of the Guaranteed Obligations.  If Parent or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 11.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

WD-GTE, LLC
by its sole member, Walker & Dunlop, Inc.

By:	/s/ Richard M. Lucas
Name:	Richard M. Lucas
Title:	Executive Vice President, General Counsel & Secretary

WALKER & DUNLOP, INC.
(solely for the purposes of Section 11.14)

By:	/s/ Richard M. Lucas
Name:	Richard M. Lucas
Title:	Executive Vice President, General Counsel & Secretary

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

GEOPHY B.V.

By:	/s/ Teun van den Dries
Name:	Teun van den Dries
Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

ARD NIESEN

/s/ Ard Niesen

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

CDX B.V.

By:	/s/ Teun van den Dries
Name:	Teun van den Dries
Title:	Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

HEARST VENTURES, INC.

By:	/s/ Kenneth Bronfin
Name:	Kenneth A. Bronfin
Title:	Senior Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

STICHTING ADMINISTRATIEKANTOOR GEOPHY

By:	/s/ Teun van den Dries
Name:	Teun van den Dries
Title:	Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SUN RAY SHADOW HOUDSTERMAATSCHAPPIJ B.V.

By:	/s/ Ferdi Boekel
Name:	Ferdi Boekel
Title:	Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

TACTICAL MANAGEMENT SERVICES B.V.

By:	/s/ Franciscus van Haalen
Name:	Franciscus van Haalen
Title:	Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

XDD HOLDING B.V.

By:	/s/ Sander Mulders
Name:	Sander M. Mulders
Title:	Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

INDEX VENTURES IX (JERSEY) L.P.

By:	General Partner Index Venture Associates IX Limited
Its:	Managing General Partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

INDEX VENTURES IX PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	General Partner Index Venture Associates IX Limited
Its:	Managing General Partner

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

YUCCA (JERSEY) SLP

By:	EFG Fund Administration Limited as Authorized Signatory of Yucca (Jersey) SLP in its capacity as administrator of the Index Ventures IX Co-Investment Scheme
Its:	Administrator

By:	/s/ Nigel Greenwood
Name:	Nigel Greenwood
Title:	Authorised Signatory

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

STICHTING DEPOSITARY INKEFINVESTMENT FUND

By:	INKEF Capital B.V.
Its:	Attorney-in-fact

By:	/s/ Cornelis Jansen
Name:	Cornelis Jansen
Title:	Managing Director

By:	/s/ Wolfgang Noldeke
Name:	Wolfgang Noldeke
Title:	Chief Financial Officer & Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC

Solely in its capacity as the Securityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[Signature Page to Share Purchase Agreement]

ANNEX A

DEFINED TERMS

1.“427” shall have the meaning as set forth in Section 2.13(g).

2.“427 Agreement” shall have the meaning as set forth in Section 2.13(g).

3.“Accounting Firm” shall have the meaning as set forth in Section 1.6(b).

4.“Accounting Guidelines” shall mean (a) the accounting guidelines, principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth in Exhibit B, (b) to the extent not addressed in subsection (a) above, the same principles, practices, methodologies, policies, procedures, judgements, assets recognition basis, techniques, estimations and classifications as those used in preparing the Company Balance Sheet and (c) to the extent not otherwise addressed in subsections (a) and (b) above, GAAP as at the Closing Date. For the avoidance of doubt, paragraph (a) shall take precedence over paragraph (b) and paragraph (c), and paragraph (b) shall take precedence over paragraph (c).

5.“Acquisition Engagement” shall have the meaning as set forth in Section 11.13.

6.“Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute before a Governmental Entity.

7.“Additional Consideration” shall mean any amounts payable to the Shareholders and Optionholders pursuant to Sections 1.1(e), 1.6, 1.7, and/or 9.4(g) in accordance with such Shareholder’s or Optionholder’s Pro Rata Portion.

8.“Affiliate” of any Person shall mean another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

9.“Aggregate Option Exercise Price” means the aggregate amount of the exercise prices payable upon the exercise in full of all Vested Company Options outstanding as of immediately prior to the Closing that have an exercise price per share that is less than the Per Share Purchase Price.

10.“Agreement” shall have the meaning as set forth in the Preamble.

11.“Alternative Transaction” shall have the meaning as set forth in the Section 6.1.

12.“Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery Legal Requirement.

13.“Anticipated Losses” shall have the meaning as set forth in Section 9.3(d)(ii).

14.“Balance Sheet Date” shall have the meaning as set forth in Section 2.7(a).

15.“Basic Cap” shall have the meaning as set forth in Section 9.3(b)(i).

16.“Basic Capped Losses” shall have the meaning as set forth in Section 9.3(b)(i).

17.“Business” shall mean the following business, as conducted by the Company and its Subsidiaries as of the date of this Agreement and immediately before the Closing:  provision of real estate and real estate related data, real estate indices, real estate valuation models and/or real estate valuation services.

18.“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in California are authorized or obligated by law or executive order to close.

19.“Change in Control” shall have the meaning as set forth in Section 1.7(h).

20.“Change in Control Trigger” shall have the meaning as set forth in Section 1.7(h).

21.“Charter Documents” shall mean, as applicable, the certificates or articles of incorporation, deed of incorporation, certificates or articles of organization, articles of association, limited liability company agreement or operating agreement, bylaws or similar governing documents of an entity.

22.“Closing” shall have the meaning as set forth in Section 1.2.

23.“Closing Cash” shall mean the aggregate amount of any unrestricted cash and cash equivalents of the Company and its Subsidiaries as of 12:01 a.m. PT on the Closing Date calculated in accordance with the Accounting Guidelines.

24.“Closing Consideration” shall mean an amount equal to $290,000,000, plus (i) the aggregate amount of the Closing Cash, minus (ii) the aggregate amount of all Closing Indebtedness (if any), minus (iii) the aggregate amount of all Third Party Expenses that are unpaid as of the Closing, minus (iv) the amount, if any, by which the Estimated Working Capital is less than the Target Working Capital Balance, plus (v) the amount, if any, by which the Estimated Working Capital is greater than the Target Working Capital Balance, minus (vi) the Maximum Earnout Consideration, minus (vii) the Escrow Amount, minus (viii) the Securityholder Representative Fund Amount, and minus (ix) other than amounts taken into account in Working Capital, all accrued and ascertainable Pre-Closing Taxes that have not been paid prior to Closing.

25.“Closing Date” shall have the meaning as set forth in Section 1.2.

26.“Closing Date Balance Sheet” shall have the meaning as set forth in Section 1.5.

27.“Closing Financial Statement” shall have the meaning as set forth in Section 1.5.

28.“Closing Indebtedness” shall mean the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company as of 12:01 a.m. PT on the Closing Date.

29.“Closing Shareholder Proceeds” shall mean the aggregate portion of the Closing Consideration that is payable to all Shareholders and Optionholders (with respect to Company Securities) as set forth in the Consideration Spreadsheet.

30.“Closing Working Capital” shall have the meaning as set forth in Section 1.6(a).

31.“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

32.“Code” shall mean the Internal Revenue Code of 1986, as amended.

33.“Company” shall have the meaning as set forth in the Preamble.

34.“Company Authorization Certificate” shall have the meaning as set forth in Section 8.1(r)(ii).

35.“Company Authorizations” shall have the meaning as set forth in Section 2.20.

36.“Company Balance Sheet” shall have the meaning as set forth in Section 2.7(a).

37.“Company Business” shall mean the Business, as conducted following the Closing by the Company and/or any of its Subsidiaries, and/or any business unit, division, Subsidiary, or other Affiliate of Purchaser.

38.“Company Certificate” shall have the meaning as set forth in Section 8.1(r)(i).

39.“Company Data” shall mean all data in any medium, including confidential information and Personal Data, in the possession, custody, or control of the Company or any of its Subsidiaries, or otherwise held or processed on the Company’s or any of its Subsidiaries’ behalf.

40.“Company DR” shall have the meaning as set forth in Section 1.1(b).

41.“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (in each case, other than an Employee Agreement) defining and providing for compensation, severance, change of control, termination pay, post-termination payments, working time organization, deferred compensation, performance awards, equity or equity-related awards, welfare/healthcare and disability benefits, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any Liability or obligation, including any International Employee Plan and any benefit plan sponsored or maintained by a professional employer organization in which Employees participate.

42.“Company Equity Plan” shall mean the employee share option plan consisting of the participation conditions dated September 17, 2020, the Articles of Association of STAK and the trust conditions of STAK.

43.“Company IP” shall mean all Owned Company IP and Licensed Company IP.

44.“Company IP Contracts” shall mean all Outbound Intellectual Property Contracts and all Inbound Intellectual Property Contracts.

45.“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes that has had or would reasonably be expected to have a material adverse effect on (x) the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company Parties to consummate the Transaction in accordance with the terms hereof and Legal Requirements; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, the Netherlands or any other country or region in the world, including (A) changes in interest rates in the United States, the Netherlands or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States, the Netherlands or any other country or region in the world; (iii) conditions (or changes in such conditions) in the industries in which the Company or its Subsidiaries conduct business; (iv) political conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, the Netherlands or any other country or region in the world; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics or epidemics (including COVID-19), Pandemic Measures solely to the extent consistent with the ordinary course since March 15, 2020 until the date of this Agreement, and other force majeure events in the United States, the Netherlands or any other country or region in the world; (vi) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of this Agreement or the pendency or consummation of the Transaction, including (x) the identity of Purchaser or (y) to the extent related to or arising from the announcement of this Agreement or the pendency or consummation of the Transaction (A) the loss or departure of employees of the Company or its Subsidiaries, (B) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and/or (C) any other negative development (or potential negative development) in the relationships of the Company or its Subsidiaries with any of its respective employees, consultants, customers, suppliers, distributors or other business partners; (viii) any actions taken or failure to take action, in each case, by Purchaser or any of its controlled Affiliates, or to which Purchaser has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement; and (ix) any failure by the Company or its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).  Notwithstanding anything to contrary in this definition, any Change referred to in clauses (i) through (vi) may be taken into account in determining whether there has been a Company Material Adverse Effect solely to the extent such Change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants generally in the industry in which the Company and its Subsidiaries operate (in which case only the incremental material disproportionate adverse impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

46.“Company Option” shall mean each outstanding option granted by the Company to purchase Company DRs.

47.“Company Parties” shall have the meaning as set forth in Section 11.13.

48.“Company Privacy Policy” shall mean the Company’s current, published privacy policy relating to the collection, storage, hosting, disclosure, transmission, transfer, disposal, other processing of any Personal Data by the Company.

49.“Company Product” shall mean each product or service (including all material features and functionalities thereof) that has been or is currently designed, developed, created, owned, made, marketed, distributed, imported, licensed or sold by or on behalf of the Company or any of its Subsidiaries, including any of the foregoing currently under development, in each case from which the Company or any of its Subsidiaries has derived within the five (5) years preceding the date hereof, is currently deriving or is expected to derive, within six (6) months after the date hereof, revenue from the sale, license, maintenance or other exploitation thereof.

50.“Company Securities” shall mean, collectively, the Company Shares, the Company DRs and the Company Options.

51.“Company Security Rights” shall mean, with respect to the Company, any option, warrant, subscription right, preemptive right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding or arrangement of any kind relating to Company Securities, whether issued or unissued, vested or unvested, or any other security convertible into or exchangeable for any such security, and includes any right relating to issuance, sale, assignment, transfer, purchase, redemption, conversion, exchange, registration or voting, and includes rights conferred by any Legal Requirement, the Company’s Charter Documents or by Contract or other agreement.

52.“Company Shares” shall mean all issued and outstanding shares in the share capital of the Company, consisting of series B shares, series A1 shares, series A2 shares and ordinary shares.

53.“Company Software” shall mean (a) any Software that is embedded in or used in delivery, hosting or distribution of, any Current Company Products, (b) any Software used by the Company or its Subsidiaries for the primary purpose of developing or supporting Current Company Products; and (c) any  other Software owned by (whether solely or jointly with others) the Company or any of its Subsidiaries.

54.“Company Technology” shall mean all Owned Company Technology and Licensed Company Technology.

55.“Confidential Information” shall have the meaning as set forth in Section 6.4(a).

56.“Confidentiality Agreement” shall mean the Mutual Confidentiality Agreement by and between Parent and the Company dated as of April 8, 2021.

57.“Confirmatory Assignment” shall mean a confirmatory assignment agreement that includes (a) confirmation of all assignments of Intellectual Property Rights previously granted by a Person to the Company, any predecessor of the Company, or any Subsidiary of the Company (as applicable), (b) a present assignment of all right, title and interest in and to all Intellectual Property Rights created by a Person for, on behalf of, or relating to the Company, any predecessor of the Company, or any Subsidiary of the Company (as applicable) while serving as a founder, officer, director, manager, employee, consultant or other similar capacity of such entity, (c) a waiver of any and all moral rights (to the extent permitted under applicable law) such Person may possess in such Intellectual Property Rights, and (d) confidentiality provisions protecting the Company’s confidential information and trade secrets in favor of the Company and any its Subsidiaries.

58.“Consideration Spreadsheet” shall have the meaning as set forth in Section 6.8(a).

59.“Consideration” shall have the meaning as set forth in the Recitals.

60.“Contest” shall have the meaning as set forth in Section 6.11(f).

61.“Continuing Claim” shall have the meaning as set forth in Section 9.4(g).

62.“Continuing Employees” shall have the meaning as set forth in Section 6.14.

63.“Contract” shall mean any written contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other binding agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license.

64.“Controlled Affiliate” shall have the meaning as set forth in Section 6.16(b).

65.“Currency Conversion Rate” shall mean the exchange rate for the conversion of Euros into U.S. Dollars as reported in The Wall Street Journal on the date that is three (3) Business Days prior to the Closing Date.

66.“Current Balance Sheet” shall have the meaning as set forth in Section 2.7(a).

67.“Customer” shall mean a partner, reseller, distributor, licensee or other customer of the Company Products.

68.“Customer Data” shall have the meaning as set forth in Section 2.14(f).

69.“Deductible” shall have the meaning as set forth in Section 9.3(a).

70.“Deed of Transfer” shall mean the notarial deed of transfer pursuant to which the Shareholders shall transfer the Company Shares to Purchaser which transfer shall be acknowledged by the Company, in substantially the form as attached hereto as Exhibit E and to be executed by the Notary based on notarial power of attorneys.

71.“Depositary Receipt Holder” shall mean any holder of depositary receipts of Company Shares.

72.“Disclosure Schedule” shall have the meaning as set forth in Article II.

73.	“DP Agreement” shall have the meaning as set forth in Section 6.6.
74.	“DP Consent” shall have the meaning as set forth in Section 6.6.
75.	“DP Replacement” shall have the meaning as set forth in Section 6.6.
76.	“DP Termination” shall have the meaning as set forth in Section 6.6.

77.“Dutch Optionholders” shall mean the Optionholders for whom the Company is or was obliged to withhold Dutch wage Taxes under applicable Legal Requirement and who will have the choice to enter into the Wage Tax Agreement.

78.“Earnout Calculation Statement” shall have the meaning as set forth in Section 1.7(b)(i).

79.“Earnout Consideration” shall have the meaning as set forth in the Recitals.

80.“Earnout Dispute Deadline” shall have the meaning as set forth in Section 1.7(b)(ii).

81.“Earnout Dispute Notice” shall have the meaning as set forth in Section 1.7(b)(ii).

82.“Earnout Payment” shall have the meaning as set forth in Section 1.7(a).

83.“Earnout Period” shall mean each of the one-year periods ending on December 31, 2022, 2023, 2024, and 2025.

84.“Earnout Principles” shall have the meaning as set forth in Section 1.7(a).

85.“Employee” shall mean any current or former employee, officer, consultant, independent contractor or director of the Company or any ERISA Affiliate, in each case in their capacity as such.

86.“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other service agreement, or contract  between the Company or any ERISA Affiliate and any Employee with respect to which the Company or any ERISA Affiliate has or may have any Liability or obligation.

87.“Employment Agreement Amendments” shall have the meaning as set forth in the Recitals.

88.“Environmental Laws” shall mean all applicable Legal Requirements that prohibit, regulate or control any Hazardous Substance.

89.“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

90.“ERISA Affiliate” shall mean any Person under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

91.“Escrow Agent” shall mean PNC Bank N.A.

92.“Escrow Agreement” shall mean the Escrow Agreement executed and delivered at or prior to Closing and in the form attached hereto as Exhibit C.

93.“Escrow Amount” shall mean an amount equal to $5,000,000.

94.“Escrow Fund” shall have the meaning as set forth in Section 1.1(d).

95.“Escrowed Cash” shall have the meaning as set forth in Section 1.1(d).

96.“Estimated Working Capital” shall mean the Company’s estimate of the Working Capital as included in the Closing Financial Statement and used in determining the Closing Consideration.

97.“Excluded Contracts” shall mean any Contract (i) pursuant to which the Company receives a nonexclusive license to commercially available, non-customized, off the shelf software or software-as-a-service or other cloud offering, in each case that is available on standard terms through commercial distributors, in consumer retail stores or through online sources for a license or subscription fee of less than $10,000 per year, (ii) that is a non-disclosure or confidentiality Contract entered into in the ordinary course of business, and (iii) where the only material licenses to Intellectual Property Rights or Technology are ancillary licenses with respect to feedback, suggestions, or a party’s trademark for inclusion on customer lists or use in the provision of services.

98.“Expanded Cap” shall have the meaning as set forth in Section 9.3(b)(ii).

99.“Expanded Capped Losses” shall have the meaning as set forth in Section 9.3(b)(ii).

100.“Expiration Date” shall have the meaning as set forth in Section 9.1.

101.“Export and Import Approvals” shall mean all export licenses, license exceptions, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings, from or with any Governmental Entity, that are required for compliance with Export and Import Control Laws.

102.“Export and Import Control Laws” shall mean any Legal Requirement, regulation, or order governing imports, exports, re-exports, or transfers of products, services, software, or technologies from or to the United States and the European Union.

103.“Financials” shall have the meaning as set forth in Section 2.7(a).

104.“Fraud” means, with respect to any Person, intentional common law fraud under Delaware law by such Person with respect to making a representation or warranty contained in this Agreement (or any certificate delivered pursuant hereto) with the actual (and not constructive) knowledge of such Person that such representation or warranty was false when made, with the express intention that the other party rely thereon to its detriment and upon which the other party has reasonably relied; provided that, with respect to the representations and warranties of the Company contained in Article II, the phrase “of such Person” in the preceding clause shall only include Teun van den Dries, Julia Atwood, Shamoun Murtza and Thirza Troost in their capacities as employees and/or officers of the Company.

105.“FTC” shall mean the U.S. Federal Trade Commission.

106.“Fundamental Representations” shall have the meaning as set forth in Section 9.1.

107.“GAAP” shall mean Dutch generally accepted accounting principles as in effect for the applicable period or date.

108.“Governmental Entity” shall mean any court, administrative agency, entity or commission or other federal, state, county, local, regional or other foreign governmental authority, instrumentality, agency, entity or commission.

109.“Guaranteed Obligations” shall have the meaning as set forth in Section 11.14.

110.“Guaranty Cap” shall have the meaning as set forth in Section 11.14.

111.“Harmful Code” shall have the meaning as set forth in Section 2.13(q).

112.“Hazardous Substance” shall mean any substance that has been designated by any Governmental Entity or by applicable Legal Requirement to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws.

113.“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

114.“Inbound Intellectual Property Contracts” means all Contracts pursuant to which any Person licenses or sublicenses any Intellectual Property Right or Technology to the Company or any of its Subsidiaries or grants to the Company or any of its Subsidiaries any immunity, authorization, release, covenant not to sue or other right with respect to any Intellectual Property Rights or Technology.

115.“Incentive Compensation Awards” shall have the meaning as set forth in the Recitals.

116.“Incentive Compensation Award Recipients” shall have the meaning as set forth in the Recitals.

117.“Indebtedness” shall mean all Liabilities of the Company and its Subsidiaries, without duplication, including any applicable interest and premiums, penalties, fees, expenses, breakage costs, payments resulting from a change of control, or repayment costs (including with respect to any prepayment or termination thereof (regardless if any of such are actually paid or terminated) or any increased amount owed thereunder in connection with the transactions contemplated hereby), (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases, (v) any transaction or special bonuses, compensatory payments or similar payment obligations of the Company or any of its Subsidiaries to any of their respective Employees that becomes payable in connection with or as a result of the consummation of the Transaction but excluding any such amounts which become payable following the Closing as cash awards from the Purchaser Retention Pool pursuant to the Letter Agreement, or (vi) in the nature of guarantees of the obligations described in the preceding clauses (i)–(iv), inclusive, of any other Person.  For the avoidance of doubt, any termination or other fee payable by the Company or its Subsidiaries in connection with the termination of any Indebtedness shall constitute Indebtedness.

118.“Indemnification Claim” shall have the meaning as set forth in Section 9.4(a).

119.“Indemnification Claim Notice” shall have the meaning as set forth in Section 9.4(a).

120.“Indemnification Claim Objection Notice” shall have the meaning as set forth in Section 9.4(b).

121.“Indemnified Parties” shall have the meaning as set forth in Section 9.4(a).

122.“Indemnity Pro Rata Portion” shall mean, with respect to each Shareholder, a fraction (expressed as a percentage) that equals (a) the aggregate Consideration actually received by such Shareholder pursuant to this Agreement, divided by (b) the aggregate Consideration actually received by all Shareholders pursuant to this Agreement.

123.“Individual Shareholder Breaches” shall have the meaning as set forth in Section 9.2(a).

124.“Insolvency Proceedings” means any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction.

125.“Institutions” shall have the meaning as set forth in Section 2.13(n).

126.“Intellectual Property Rights” shall mean all intellectual property, Technology and all rights in the foregoing, which may exist or be created under the laws of any jurisdiction in the world or any international treaties or conventions, whether or not the subject of an application or registration, including any and all:

(i) rights associated with works of authorship, including copyrights in computer software, exclusive exploitation rights, copyrights and moral rights; (ii) trademark, business name, domain name and trade name rights and similar rights; (iii) rights associated with know-how and confidential or proprietary information, including trade secret rights; (iv) rights associated with inventions, including patent, utility, and industrial design property rights; (v) rights associated with compiling databases and investments in databases, including database rights; (vi) other proprietary rights in Technology; (vii) all moral and economic rights in any of (i) to (vi), however denominated, including any and all claims and causes of action with respect to any of the foregoing, whether accruing before, on or after the date hereof; (viii) all goodwill associated with any of the foregoing; and (ix) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, continuations, substitutions, and reissues of, any of the rights referred to in clauses (i) through (viii) above.

127.“Interested Party” shall have the meaning as set forth in Section 2.23.

128.“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company or any ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate will or may have any Liability, whether or not subject to ERISA, with respect to Employees who perform services outside the United States.

129.“IP Assignment Agreements” shall have the meaning as set forth in Section 2.13(f).

130.“IRS” shall mean the United States Internal Revenue Service.

131.“IT Systems” shall mean any and all information technology systems, including, as applicable, electronic data processing, information, recordkeeping, communications, telecommunications, operating, account management, inventory management, and all other computer or information technology systems, equipment, and assets, that are owned, purported to be owned, license, leased, used, or held for use by the Company or its Subsidiaries in the conduct of the Business.

132.“Key Employees” shall mean the Employees listed on Exhibit A.

133.“Knowledge” shall mean, with respect to the Company, the knowledge of Teun van den Dries, Julia Atwood, Shamoun Murtza and Thirza Troost, and, with respect to any other Person, the knowledge of such Person, in each case, after reasonable inquiry in the ordinary performance of their duties.

134.“Lease Agreements” shall have the meaning as set forth in Section 2.11(b).

135.“Leased Real Property” shall have the meaning as set forth in Section 2.11(b).

136.“Legal Requirement” shall mean any applicable U.S. or other federal, state, local or other constitution, law, treaty, statute, ordinance, rule, regulation, by any Governmental Entity, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

137.“Letter Agreement” shall mean that certain Letter Agreement between the Company and Parent executed and delivered at or prior to Closing and in the form attached hereto as Exhibit H.

138.“Liabilities” shall mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency or guaranty of or by any Person of any type, whether known, unknown, accrued, absolute, contingent, matured or unmatured.

139.“Licensed Company IP” shall mean any Intellectual Property Rights that is non-exclusively licensed or sublicensed to the Company or its Subsidiaries by any Person (or subject to a nonexclusive covenant not to sue granted in favor of the Company or any of its Subsidiaries by any Person), that is used, held or practiced by the Company or in the Business.

140.“Licensed Company Technology” means any Technology non-exclusively licensed or sublicensed to the Company or any of its Subsidiaries by any Person (or subject to a nonexclusive covenant not to sue granted in favor of the Company or any of the Subsidiaries by any Person) that is used, held or practiced by the Company or in the Business.

141.“Lien” shall mean any lien, pledge, charge, mortgage, security interest or other encumbrance of any kind or character whatsoever, excluding licenses and use restrictions contained in any Contract related to Technology or Intellectual Property Rights.

142.“Log4j Vulnerabilities” shall mean the vulnerabilities in the Log4j Apache Open Source Software allowing remote attackers to execute code or perform denial of service attacks on targeted servers.

143.“Losses” of a person shall mean, without duplication, the amount of any loss, deficiencies, damages, Taxes, claims, awards, judgments, fines, penalties costs or other expenses (including reasonable attorneys’, consultants’, and experts’ fees and expenses) actually paid, sustained, suffered or incurred by the Indemnified Parties or Shareholder Indemnified Parties (or any of them, as applicable).

144.“Made Available” shall mean that the Company has posted such materials to the virtual data room on Intralinks as made available to Purchaser and its Representatives on or prior to 5:00 p.m. (Pacific Time) on the Business Day prior to the date of this Agreement.

145.“Material Contract” shall have the meaning as set forth in Section 2.15(a).

146.“Maximum Earnout Consideration” shall have the meaning as set forth in Section 1.7(a).

147.“Negative Adjustment” shall have the meaning as set forth in Section 1.6(e).

148.“Non-Controlled Affiliate” shall have the meaning as set forth in Section 6.16(b).

149.“Notary” shall mean Mr. R. Bosveld or another civil law notary (notaris) (or such notary’s substitute) of AKD N.V.

150.“NYSE” means the New York Stock Exchange.

151.“NYSE Rules” shall mean the rules and regulations promulgated by the NYSE, including the listing maintenance requirements of the NYSE applicable to Parent for the continued trading of its common stock thereon.

152.“Open Source Software” shall mean each item of Software that is subject to (i) any so-called “open source,” “copyleft,” “freeware” or “general public” license, any license approved by the Open Source Initiative, or any license that meets the Open Source Definition as defined by the Open Source Initiative or the Free Software Definition as defined by the GNU Project (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), the GNU Affero and General Public License (AGPL), and the Apache License); (ii) any license that is substantially similar to any of those licenses listed at http://www.opensource.org/licenses/; or (iii) any Creative Commons license.

153.“Optionholder” shall mean any holder of any Company Options outstanding immediately prior to the Closing.

154.“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

155.“Outbound Intellectual Property Contracts” means all Contracts pursuant to which the Company or any of its Subsidiaries licenses or sublicenses any Company IP or Company Technology to any Person or grants to any Person any immunity, authorization, release, covenant not to sue or other right with respect to any Company IP or Company Technology.

156.“Owned Company IP” means any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries or exclusively licensed or sublicensed to the Company or any of its Subsidiaries by any Person (or subject to an exclusive covenant not to sue granted in favor of the Company or any of its Subsidiaries by any Person).

157.“Owned Company Technology” means any Technology owned or purported to be owned by the Company or any of its Subsidiaries or exclusively licensed or sublicensed to the Company or any of its Subsidiaries by any Person (or subject to an exclusive covenant not to sue granted in favor of the Company or any of its Subsidiaries by any Person).

158. “Pandemic Measures” shall mean any commercially reasonable action or inaction by the Company or any of its Subsidiaries that the Company or its Subsidiaries determine are necessary to take in response to COVID-19 (including any workforce reduction) (i) to protect the health and safety of customers, employees and other business relationships or (ii) pursuant to any applicable Legal Requirements, guidelines or recommendations promulgated by the Centers for Disease Control and Prevention, the World Health Organization or any other Governmental Entity, including any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Legal Requirement, guidelines or recommendations promulgated by any Governmental Entity or any industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with, related to, or in response to COVID-19,  including the CARES Act and Families First Act or any disaster plan of the Company or any of its Subsidiaries or any change in applicable Legal Requirements related thereto or in connection therewith.

159.“Parachute Payment Waiver” shall have the meaning as set forth in Section 6.19(a).

160.“Parent” means Walker & Dunlop, Inc., a Maryland corporation that wholly-owns Purchaser.

161.“Paying Agent” shall have the meaning as set forth in Section 1.8.

162.“Payments Administration Agreement” shall mean the Payments Administration Agreement executed and delivered concurrently herewith and attached hereto as Exhibit G.

163.“Payoff Letter” shall have the meaning as set forth in Section 6.17.

164.“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

165.“Per Share Purchase Price” shall mean the amount equal to the Closing Consideration, divided by the sum of the number of Company Shares and the number of Vested Company Options as of the Closing.

166.“Permits” shall mean all permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals.

167.“Permitted Liens” shall mean any of the following: (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet delinquent or that are being contested in good faith and by appropriate proceedings; (c) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Legal Requirements (other than Tax Legal Requirements); (e) pledges or deposits to secure obligations under workers’ compensation Legal Requirements or similar legislation or to secure public or statutory obligations; (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (g) Liens the existence of which are disclosed in the Financials or the Disclosure Schedule; (h) any Liens imposed by Purchaser or as provided under this Agreement or the Related Documents; and (i) statutory, common law or contractual liens to secure landlords, lessors or renters or Liens and encumbrances imposed on the underlying fee interest in Leased Real Property.

168.“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

169.“Personal Data” shall mean any information, in any form, held by or on behalf of the Company, that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information,” or any analogous term under applicable Privacy Requirement, including any such information that relates to a natural person or that identifies or, in combination with other information available to the Company, could reasonably be used to identify a natural person.

170.“Positive Adjustment” shall have the meaning as set forth in Section 1.6(d).

171.“Pre-Closing Taxes” shall mean any and all Liabilities that may be imposed on any Person for any (i) Taxes of the Company or its Subsidiaries attributable or allocable to any Pre-Closing Tax Period, and (ii) Transaction Payroll Taxes.  In the case of any Straddle Period, the real, personal and intangible property Taxes (“Property Taxes”) imposed upon the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and the Taxes (other than Property Taxes) imposed upon the Company allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended on the Closing Date, provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the Pre-Closing Tax Period and the period after the Closing Date in proportion to the number of days in each period; provided, further, however, that all deductions attributable to bonuses, option cash outs, option assumption or substitution or other compensatory payments in connection with the transactions contemplated by this Agreement shall be deemed to arise in the Pre-Closing Tax Period for purposes of computing Pre-Closing Taxes. For purposes of this definition and the calculation of any indemnity, any interest, penalties or additions to Tax accruing after the Closing Date with respect to a liability for Taxes for which the Shareholders indemnify Purchaser or the Company shall be deemed to be attributable to a taxable period ending on or before the Closing Date.

172.“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

173.“Pre-Closing Tax Returns” shall have the meaning as set forth in Section 6.11(a).

174.“Privacy Requirement” shall mean any applicable Legal Requirement, Company Privacy Policy obligation of the Company or its Subsidiaries under any Contract, or representation made by the Company or its Subsidiaries in a publicly posted policy, notice, or other statement, in each case, relating to privacy or data security with respect to the Company’s or its Subsidiaries’ processing of Personal Data or other Company Data.

175.“Pro Rata Portion” shall mean, with respect to each Shareholder or Optionholder, a fraction (expressed as a percentage) that equals (a) the aggregate Consideration actually received by such Shareholder or Optionholder pursuant to this Agreement, divided by (b) the aggregate Consideration actually received by all Shareholders and all Optionholders pursuant to this Agreement; provided, however, that with respect to the Escrow Fund and the Securityholder Representative Fund, it shall mean a fraction (expressed as a percentage) of the Escrow Fund and Securityholder Representative Fund indicated next to such Shareholder’s or Optionholder’s name on the Consideration Spreadsheet.

176.“Purchaser” shall have the meaning as set forth in the Preamble.

177.“Qualified Benefit Plan” shall have the meaning as set forth in Section 2.16(b).

178.“Registered IP” shall mean all Owned Company IP that are registered, filed, or issued under the authority of, with or by any Governmental Entity or other registration authority, including all patents, registered copyrights, and registered trade-marks, business names, domain names,  and all applications for any of the foregoing.

179.“Related Agreements” shall mean the Confidentiality Agreement, the Employment Agreement Amendments, the Resignation Letters, the Closing Date Balance Sheet, the Closing Financial Statement, the Escrow Agreement, the Payments Administration Agreement, the Payoff Letters, the Company Certificate, the Company Authorization Certificate, the Shareholders’ Certificate and all other agreements and certificates entered into by Purchaser, the Company, the Securityholder Representative, the Shareholders or the Key Employees (as applicable) in connection with the Transaction contemplated herein.

180.“Released Parties” shall have the meaning as set forth in Section 6.10.

181.“Representative” with respect to any Person, means such Person’s Affiliates, directors, officers, employees, shareholders, agents or other representatives.

182.“Representative Losses” shall have the meaning as set forth in Section 9.5(c).

183.“Resignation Letters” shall have the meaning as set forth in Section 6.9.

184.“Restricted Person” shall have the meaning as set forth in the Section 6.16(a).

185.“Retained Escrow Amount” shall have the meaning as set forth in Section 9.4(g).

186.“Retained Loss Amount” shall have the meaning as set forth in Section 9.3(d)(ii).

187.“Section 409A” shall have the meaning as set forth in Section2.10(s).

188.“Securities” with respect to any Person, means all securities of such Person and offers or promises for securities of such Person, including all equity and debt securities, shares of capital stock, options, warrants, calls, puts, convertible securities and other rights that are convertible into, or exercisable or exchangeable for, securities of such Person, and including appreciation, phantom stock, profit participation and other similar rights of such Person.

189.“Securityholder Representative” shall have the meaning as set forth in the Preamble.

190.“Securityholder Representative Fund” shall have the meaning as set forth in Section 1.1(e).

191.“Securityholder Representative Fund Amount” shall mean an amount equal to $500,000.

192.“Security Interest” shall mean any mortgage, security interest, pledge, encumbrance, restriction on the right to sell or dispose (and in the case of securities, vote) or Lien (whether arising by contract or by operation of law and whether voluntary or involuntary), excluding licenses and use restrictions contained in any Contract related to Technology or Intellectual Property Rights.

193.“Shareholder” shall mean the shareholders of the Company, all of which are listed on Schedule A (and which includes STAK to the extent of the Company Shares thereby held by STAK).

194.“Shareholder Indemnified Parties” shall have the meaning as set forth in Section 9.2(b).

195.“Shareholders’ Agreement” shall mean the Shareholders’ Agreement, dated December 20, 2018, by and between the Company and the Shareholders party thereto.

196.“Software” shall mean (a) any computer program or software (whether in object code, source code or other format), operating systems, subroutines, files, records, schematics, interfaces, APIs, files, protocols, algorithms, models, methodologies and implementations thereof, (b) development tools, descriptions and flow charts, (c) data, meta data, databases and compilations of data, whether machine readable or otherwise, and (d) related documentation and materials used to designed, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded.

197.“STAK” shall mean Stichting Administratiekantoor GeoPhy, a foundation, incorporated under the laws of the Netherlands, registered with the trade register of the Dutch Chamber of Commerce under number 66054583.

198.“Standard Form IP Contract” shall mean the standard form of Contract (if any) used by the Company or any of its Subsidiaries on the date hereof, of (i) employee agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision; or (ii) professional services, outsourced development, consulting, or independent contractor agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision.

199.“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

200.“Straddle Period Returns” shall have the meaning as set forth in Section 6.11(b).

201.“Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party, corporation or organization or any subsidiary of such party does not have a majority of the voting interest in such partnership).

202.“Tail Policy” shall have the meaning as set forth in Section 6.13.

203.“Target Working Capital Balance” shall mean negative €407,655 converted into U.S. dollars by multiplying such amount by the Currency Conversion Rate.

204.“Tax” shall mean any U.S. federal, state, local, and non-U.S. taxes, including, without limitation, any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), escheat, environmental or windfall profit tax, custom duty or other tax or like assessment or charge, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), and including any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group, and including any liability for taxes as a transferee or successor or otherwise by operation of applicable law.

205.“Tax Asset” means any net operating loss, net capital loss, carryforward of disallowed amounts of disqualified interest, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute that could be carried forward or back to reduce Taxes.

206.“Tax Facility” means any facility under any applicable Dutch Tax law, including any facility based on case law, as a result of which facility a deferral, exemption or other relief from a Tax Liability is or becomes available in respect of any event or transaction that would have given or might give rise to a Tax Liability for the Company or its Subsidiaries, but for the availability of such facility.

207.“Tax Return” means each informational return, report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any amendment thereof or attachment thereto.

208.“Technology” means any and all (i) technology, formulae, algorithms, procedures, processes, methods, techniques, systems, know-how, ideas, creations, inventions and invention disclosures, discoveries, and improvements (whether or not patentable and whether or not reduced to practice); (ii) technical, engineering, product, and marketing materials; (iii) specifications, designs, models, devices, prototypes, schematics, manuals and development tools; (iv) Software, content, and other works of authorship; (v) data and databases; (vi) trademarks; (vii) domain names; (viii) trade secrets; and (ix) tangible embodiments of any of the foregoing, in any form or media.

209.“Termination of the Business” shall have the meaning as set forth in Section 1.7(h).

210.“Third Party Expenses” shall have the meaning as set forth in Section 6.7.

211.“Top Customer” shall have the meaning as set forth in Section 2.22(a).

212.“Top Supplier” shall have the meaning as set forth in Section 2.22(b).

213.“Transaction” shall have the meaning as set forth in Section 1.1(a).

214.“Transaction Payroll Taxes” shall mean the employer portion of any employment or payroll or similar Taxes incurred in connection with any bonuses, option cash outs, option assumption or substitution or other compensatory payments in connection with the transactions contemplated by this Agreement, whether payable by Purchaser, the Company or any of their respective Affiliates.

215.“Transfer” shall have the meaning as set forth in Section 6.18.

216.“Transfer Taxes” shall mean any transfer, gains, sales, use, stamp, documentary, registration, conveyance, recording, or other similar Tax or governmental fee (and any interest or penalties related thereto).

217.“Vested Company Option” shall have the meaning as set forth in Section 1.1(b).

218.“Wage Tax Agreement” means the agreement to be entered into between (among others) the Dutch tax authorities, the Company and the Dutch Optionholders which confirms and defines the taxable moment of the proceeds received by the Dutch Optionholders from the exercise of their Options (including via cash-settlement) from a Dutch Wage Tax perspective.

219.“WD GeoPhy” means WD GeoPhy CRE Valuation LLC, a Delaware limited liability company.

220.“WD GeoPhy 50% Interest” shall have the meaning as set forth in Section 2.5(b).

221.“Working Capital” shall mean the amount, as of 12:01 a.m. PT on the Closing Date, equal to: (i) the aggregate amount, without duplication, of all current assets of the Company and its Subsidiaries, taken as a whole (determined in accordance with the Accounting Guidelines), minus (ii) the aggregate amount, without duplication, of all current liabilities of the Company and its Subsidiaries, taken as a whole (determined in accordance with the Accounting Guidelines), in each case of clauses (i) and (ii), as reflected in the balance sheet line items shown on the Working Capital Example attached hereto as Exhibit F; provided, that current assets in the preceding clause (i) shall not include (as contemplated in the calculation of Closing Consideration) Closing Cash; provided, further, that current liabilities in the preceding clause (ii) shall not include (as contemplated in the calculation of Closing Consideration) Closing Indebtedness or Third Party Expenses.

222.“Working Capital Statement” shall have the meaning as set forth in Section 1.6(a).

223.“WSGR” shall have the meaning as set forth in Section 11.13.

SCHEDULE A

SHAREHOLDERS TABLE

(see attached)

SCHEDULE B

INCENTIVE COMPENSATION AWARD RECIPIENTS

(see attached)

SCHEDULE C

RESTRICTED PERSONS

1.	Teun van den Dries
2.	Shamoun Murtza
3.	Megan Strachan

EXHIBIT A

LIST OF KEY EMPLOYEES

1.	Teun van den Dries
2.	Shamoun Murtza
3.	Megan Strachan

EXHIBIT B

ACCOUNTING GUIDELINES

1.

The Company’s investment in WD GeoPhy CRE Valuation LLC shall be valued according to the equity method on the basis of net asset value. Amounts attributable to the Company’s investment in WD GeoPhy CRE Valuation LLC shall be determined annually and not included in the Company’s monthly management reporting.

2.	The Company’s monthly management reporting shall not reclassify assets or liabilities from long-term to short-term or vice versa.

EXHIBIT C

ESCROW AGREEMENT

(see attached)

EXHIBIT D

EARNOUT PRINCIPLES

I.INTRODUCTION

A.Capitalized terms used but not defined in these Earnout Principles have the meanings ascribed to them under the Share Purchase Agreement to which this Exhibit D forms a part (the “Agreement”).  Certain other such capitalized terms are used as defined elsewhere in this Exhibit D.

B.These Earnout Principles are subject to the terms and conditions of Section 1.7 of the Agreement.  In the event of a conflict between these Earnout Principles and Section 1.7 of the Agreement, Section 1.7 of the Agreement shall prevail to the extent of such conflict.

II.OVERVIEW OF APPROACH TO EARNOUT

A.These Earnout Principles relate an earnout opportunity (the “Earnout”) of up to $205 million that will be payable in cash by Purchaser to the Shareholders as Additional Consideration, based on and subject to the Company Business’s achievement of certain targets (“Targets”) in respect of (i) financial Targets of Revenues and MBG, and (ii) operational Targets of average monthly Appraisals per month, and WDE Originations (each as defined below), all in accordance with and subject to the provisions of these Earnout Principles.

B.The Shareholders may earn all of any portion of the Earnout during any one or more of the four Earnout Periods.  Achievement of Targets for Phases 1, 2, 3 and 4 (as indicated in the Earnout Table below) at any time is the trigger for the corresponding Earnout Payment (as indicated in the Earnout Table below).

1.Accordingly, Earnout Payments may be accelerated based on Targets achieved for a current and subsequent Earnout Period.  For example, if the relevant Targets are fully and without dispute satisfied for Phase 1 and Phase 2 of the WDE Earnout (as indicated in the Earnout Table below) in 2022, both Phase 1 and Phase 2 would be paid in February 2023 for an aggregate Earnout Payment of $62 million.

2.Similarly, the Shareholders will have the ability to “catch up” if Targets for a past Earnout Period are met in subsequent Earnout Period.  More specifically, if an Earnout Payment is not earned for any past Earnout Period because of the failure of the Company Business to achieve the relevant Targets during such Earnout Period, such Earnout Payment may nonetheless be earned during a subsequent Earnout Period, if the Targets so unachieved during the past Earnout Period are satisfied during the subsequent Earnout Period.

3.In no event shall the aggregate of all Earnout Payments exceed $205 million.

III.EARNOUT TABLE

The Earnout is composed of two parts -- the Apprise Earnout and the WDE Earnout -- each with its own Targets and corresponding Earnout Payments, as indicated in the following table (the “Earnout Table”):

Apprise Earnout
	Phase 1	Phase 2	Phase 3
Earnout Payment	$15.0 million	$15.0 million	$20.0 million
Financial Target	$30.0 million to $50.0 million of Revenues	$50.0 million to $62.5 million of Revenues	$62.5 million to $75.0 million of Revenues
Operational Target	Annual average of 10 Appraisals per month, per Producer	Annual average of 12 Appraisals per month, per Producer	Annual average of 12 Appraisals per month, per Producer
WDE Earnout
	Phase 1	Phase 2	Phase 3	Phase 4
Earnout Payment	$31.0 million	$31.0 million	$31.0 million	$62.0 million
Financial Target	$61.0 million to $75.0 million of MBG	$75.0 million to $112.5 million of MBG	$112.5 million to $150.0 million of MBG	$150.0 million to $175.0 million of MBG
Operational Target	$1.75 billion to $2.0 billion of WDE Originations	$2.0 billion to $3.0 billion of WDE Originations	$3.0 billion to $4.0 billion of WDE Originations	$4.0 billion to $5.0 billion of WDE Originations

IV.QUALITATIVE OVERVIEW OF EARNOUT STRUCTURE

A.Apprise Earnout

Phase 1

Provided the Phase 1 Operational Target is achieved:

•

$0.357 million of Earnout Payment for every $1 million of incremental Revenues starting at and including $30 million to $50 million, such that there will have been 21 such increments between $30 million and $50 million revenue targets

•

$7.5 million of Earnout Payment if Revenue ≥ $50 million

Phase 2

Provided the Phase 2 Operational Target is achieved:

•

$0.556 million of Earnout Payment for every $1 million of incremental Revenues starting at and including $50.0 million to $62.0 million, such that there will have been 13 such increments between $50 million and $62.0 million revenue targets, plus an additional half of such increment to account for the increment between $62 million and $62.5 million revenue targets

•

$7.5 million of Earnout Payment if Revenue ≥ $62.5 million

Phase 3	Provided the Phase 3 Operational Target is achieved: • $0.741 million of Earnout Payment for every $1 million of incremental Revenues starting at and including $62.5 million to

$75 million, such that there will have been 13 such increments between $62.5 million and $74.5 million revenue targets, plus an additional half of such increment to account for the increment between $74.5 million and $75 million revenue targets

•

$10 million of Earnout Payment if Revenue ≥ $75 million

B.WDE Earnout

Phase 1

•

$0.689 million of Earnout Payment for every $1 million of incremental MBG starting at and including $61 million to $75 million, such that there will have been 15 such increments between $61 million and $75 million MBG targets

•

$0.861 million of Earnout Payment for every $50 million of incremental WDE Originations starting at and including $1.75 billion to $2.0 billion, such that there will have been 6 such increments between $1.75 billion and $2.0 billion origination targets

•

$15.5 million of Earnout Payment if MBG ≥ $75 million and WDE Originations ≥ $2.0 billion

Phase 2

•

$0.268 million of Earnout Payment for every $1 million of incremental MBG starting at and including $75 million to $112.5 million, such that there will have been 38 such increments between $75 million and $112.0 million MBG targets, plus an additional half of such increment to account for the increment between $112 million and $112.5 million MBG targets

•

$0.246 million of Earnout Payment for every $50 million of incremental WDE Originations starting at and including $2.0 billion to $3.0 billion, such that there will have been 21 such increments between $2.0 billion and $3.0 billion origination targets

•

$15.5 million of Earnout Payment if MBG ≥ $112.5 million and WDE Originations ≥ $3.0 billion

Phase 3

•

$0.268 million of Earnout Payment for every $1 million of incremental MBG starting at and including $112.5 million to $150.0 million, such that there will have been 38 such increments between $112.5 million and $149.5 million MBG targets, plus an additional half of such increment to account for the increment between $149.5 million and $150.0 million MBG targets

•

$0.246 million of Earnout Payment for every $50 million of incremental WDE Originations starting at and including $3.0 billion to $4.0 billion, such that there will have been 21 such increments between $3.0 billion and $4.0 billion origination targets

•

$15.5 million of Earnout Payment if MBG ≥ $150 million and WDE Originations ≥ $4.0 billion

Phase 4

•

$0.795 million of Earnout Payment for every $1 million of incremental MBG starting at and including $150.0 million to $175.0 million, such that there will have been 26 such increments between $150.0 million and $175.0 million MBG targets

•

$0.492 million of Earnout Payment for every $50 million of incremental WDE Originations starting at and including $4.0 billion to $5.0 billion, such that there will have been 21 such increments between $4.0 billion and $5.0 billion origination targets

•

$31 million of Earnout Payment if MBG ≥ $175 million and WDE Originations ≥ $5.0 billion

V.CERTAIN DEFINITIONS

A.Apprise Earnout

1.“Appraisals” shall mean appraisal reports invoiced during an Earnout Period by Producers with at least 12 months tenure (measured as of prior to January 1 of such Earnout Period).

2.“Apprise” shall mean the Apprise business unit of the Company Business as conducted by WD GeoPhy.

3.“Producer” shall mean, for any Earnout Period, each of the monthly average certified appraisers (i.e., all non-administrative staff and employees involved in production of Appraisals with titles above “Associate Director”, consistent with presentation in current monthly Key Objective Measurement reporting for WD GeoPhy) with at least 12 months tenure (measured as of prior to January 1 of such Earnout Period).

4.“Revenue” shall mean, for any Earnout Period, gross revenue (comprising the sum of valuation and property due diligence revenues) for Apprise, as accounted for consistent with historical accounting practices during the operation of WD GeoPhy prior to Closing.

B.WDE Earnout

1.“Gross Fee Income” shall mean, with respect to any Earnout Period (a) all loan origination and debt brokerage fees (net of broker and other third-party fees) actually generated in cash by WDE during such Earnout Period; and (b) premiums (net of any co-broker fees) on the sale of loans by WDE during such Earnout Period.

2.“MBG” shall mean with respect to any Earnout Period, the sum of (i) Gross Fee Income for such Earnout Period, and (ii) the estimated fair value of loan servicing rights, as consistent with Parent’s publicly filed methodologies, generated by WDE during such Earnout Period, net of any guaranty obligations retained.  For the avoidance of doubt, the calculation of MBG includes additional WDE Originations outside of Small Balance Loans.

3.“Small Balance Loan” shall mean a loan that is a first lien position secured by multifamily real estate (which multi-family real estate may include ancillary retail real estate) originated through: (a) the Fannie Mae small loan program; (b) the Freddie Mac small loan program; or (c) joint venture or other partnerships entered into by Walker & Dunlop, Inc. for the express purpose of originating loans originated by WDE.

4.“WDE” shall mean Walker & Dunlop, LLC’s current small balance commercial real estate lending business, which consists of (i) Alison Williams (whether in her capacity as Senior Vice President and Chief Production Officer or any other capacity), (ii) any of Alison Williams’ replacement(s) and/or successors, and (iii) all Walker & Dunlop, LLC employees within WDE that report (whether directly or indirectly) to the person(s) referenced in the foregoing clauses (i) and (ii).

5.“WDE Originations” shall mean, with respect to any Earnout Period, the aggregate Small Balance Loan amount rate-locked (for Fannie Mae and Freddie Mac loan volumes) and closed (for all other WDE loan volumes) by WDE for such Earnout Period. For the avoidance of doubt, the calculation of WDE Originations excludes additional WDE lending outside of Small Balance Loans. For example, multifamily loans rate locked through Fannie Mae or Freddie Mac’s conventional lending programs, non-multifamily loans brokered to third-party capital sources, multifamily loans brokered to capital sources other than those included in the definition of “Small Balance Loan”, etc.

* * * *

EXHIBIT E

DEED OF TRANSFER

(see attached)

EXHIBIT F

WORKING CAPITAL EXAMPLE

(see attached)

EXHIBIT G

PAYMENTS ADMINISTRATION AGREEMENT

(see attached)

EXHIBIT H

LETTER AGREEMENT

(see attached)